As filed with the Securities and Exchange Commission on January 20, 2012
Registration No. 333-177172
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Glori Energy Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1389	02-0759864
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4315 South Drive
Houston, Texas 77053
Telephone: (713) 237-8880
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stuart M. Page
President and
Chief Executive Officer
Glori Energy Inc.
4315 South Drive
Houston, Texas 77053
Telephone: (713) 237-8880
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Brian P. Fenske Charles D. Powell Fulbright & Jaworski L.L.P. Fulbright Tower 1301 McKinney, Suite 5100 Houston, Texas 77010 (713) 651-5557	Kris F. Heinzelman Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐,	Accelerated filer ☐,	Non-accelerated filer ☑,	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 20, 2012

           Shares

Glori Energy Inc.

Common Stock

We are selling           shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “GLRI”.

The underwriters have an option to purchase a maximum of           additional shares to cover over-allotment of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	the Company

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about          , 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse
UBS Investment Bank
Piper Jaffray

Baird

The date of this prospectus is          , 2012.

Glori's Potential

DOMESTIC (USA)	GLOBAL

596 BILLION BARRELS
Total Discovered Oil [1]

9-12 %

Glori's AERO™ System may result in a 9-12% increase in ultimate production based on results from its first commercial field deployment. See discussion under "Our Company Case Study: A Review of our AERO System's Field Performance."

9.8 TRILLION BARRELS
Total Discovered Oil [2]

196 BILLION b.
Total recoverable oil using current technologies

30 BILLION b.
Additional oil potential from AERO™ System technology assuming 10% additional recovery and full deployment in 50% of reservoirs

500 BILLION b.
Additional oil potential from AERO™ System technology assuming 10% additional recovery and full deployment in 50% of reservoirs

2.16 TRILLION b.
Total recoverable oil using current technologies

500 THOUSAND
Total Domestic Active Oil Wells [3]

144,000

US wells injecting water for active waterflooding [4]

Active Well Areas

4,000,000

Barrels per day oil production from US waterflood wells [5]

= 1 Million Barrels

Sources:

(1) National Energy Technology Laboratory, U.S. Department of Energy, Carbon Dioxide Enhanced Oil Recovery, March 2010. Data as of 2008.
(2) Oil & Gas Journal, Global Oil Reserves- Recovery Factors Leave Vast Target for EOR Technologies, November 2007. Data as of 2006.
(3) World Oil, Volume 232, No. 2, Special Focus: Outlook 2011 Producing Oil Wells- US oil wells see slight increase in 2010.
(4) United States Environmental Protection Agency's website, updated October 20, 2011.
(5) International Energy Agency May 2011 Oil Market Report (April 2011 data) and U.S. Department of Energy Idaho National Laboratory.

Glori's AERO System

5

AERO™ System Implementation

The AERO™ System is installed into existing waterfloods to stimulate indigenous reservoir microbes by introducing nutrients and optimizing the water quality. The activated microbes exhibit two main mechanisms for enhanced oil recovery.

glori

6A

Microbes Reduce Oil-Water Tension

Indigenous microbes, utilizing oil as a carbon source, now act as a natural surfactant to reduce the tension at the oil-water interface. The oil is released into the water flow.

6B

Microbes Effect Preferential Flow

Microbes multiply and eventually block the preferential water flow paths. This opens new water flow pathways forcing trapped oil out of the reservoir.

7

Microbes Disappear

When the trapped oil has been released, there is no more oil as carbon source. The microbes disappear and the water flow paths reopen.

8

Increase in Oil Production

Our AERO™ System does not change oil from its native form. As long as the AERO™ System is active, this process is repeated over and over until the trapped oil is brought to the surface.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should not assume that the information appearing in this document is accurate as of any date other than the date on the front cover of this document or such other dates as are stated in this document. Our business, financial condition, results of operation and prospects may have changed since any such date.

Dealer Prospectus Delivery Obligation

Until          , 2012 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements included elsewhere in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. For convenience in this prospectus, “Glori Energy”, the “Company”, “we”, “us” and “our” refer to Glori Energy Inc. and its subsidiaries, taken as a whole, unless otherwise noted.

Our Company

We are a clean-technology company that uses biotechnology designed to release potentially large quantities of oil that remain trapped in oil reservoirs after implementation of conventional oilfield technologies. Only about one-third of the oil discovered in a typical reservoir is recoverable using conventional oil production technology, leaving the remaining two-thirds trapped in the reservoir rock. Our AEROtm System (Activated Environment for the Recovery of Oil) technology stimulates the native microorganisms that reside in the reservoir to improve the recoverability of this trapped oil. Our AERO System incorporates a dedicated field deployment unit designed to work with the customer’s existing waterflood operations. Waterflooding is a commonly used process of injecting water into the reservoir in order to increase oil recovery. Our AERO System does not have any significant new impact on the environment because it utilizes existing production equipment and infrastructure and does not change the nature of the customer’s oil production operations. Implementation of our AERO System does not require the drilling of new wells nor does it require other significant new capital investment.

Our AERO System economically increases the oil production rate and the ultimate quantity of oil recovered over the life of the oil field, and extends the life of the field by integrating sophisticated biotechnology with traditional oil production techniques. We believe that traditional enhanced oil recovery techniques, consisting of the injection of gas, steam or chemicals into the reservoir, introduce new environmental risks and are more expensive. Results from the first commercial field deployment of our AERO System, which were derived from one oil producing well, indicate that it may recover up to 20% of the oil that would otherwise be left behind at the end of the economic life of the well. This project also demonstrates a 60% to 100% improvement in total production rate, and we estimate that our cost for this project, excluding minimum upfront capital costs, will be approximately $5 per incremental barrel of oil. We expect that the costs for future full scale commercial implementations of our technology would not be higher than $5 per barrel, particularly if the size of the project is larger than our first AERO System commercial field deployment. We anticipate growing our business primarily by working with exploration and production, or E&P, companies to deploy AERO System technology in appropriate oil fields around the globe.

We have performed extensive laboratory and field testing to validate, integrate and develop technology transferred from three different scientific groups that collectively represents decades of funded research and development. Our technology is protected by several patents and patent applications. We and our technology partners, Statoil Petroleum AS, or Statoil, in Norway, The Energy and Resources Institute, or TERI, in India, and Bio Topics S.A., or Biotopics, in Argentina, have applied our predecessor technologies and the AERO System in more than 100 wells throughout the world. For more information about our technology partners, see “Prospectus Summary — Our History”. We estimate that these predecessor technologies have recovered over 6 million barrels of oil that would not have otherwise been recovered. We estimate that the first commercial application of our AERO System, starting in May 2010, has already produced more than 26,000 incremental barrels of oil. We have executed commercial contracts with several international and domestic E&P companies and anticipate continuing to demonstrate results with AERO System technology and expanding our customer base.

Our Proprietary Technology

While oil is initially produced due to existing reservoir pressure, over time the pressure decreases and oil production declines. Once the decline has reached certain levels, the most common method of extracting additional oil from a reservoir is to waterflood by injecting water into the reservoir through water injection wells and recover that water along with additional oil through existing production wells. Over time the waterflood also becomes less effective and production continues to decline. Conventional oil recovery operations, including waterflood, are commonly understood to extract only around one-third of the original oil in place in a reservoir, leaving large quantities behind at the end of life of an oil field.

Microbes have lived in the water present in subsurface oil deposits for millions of years, and a mixture of aerobic and anaerobic microbes already exists in the water being used in waterflooding operations. Our technology adds nutrients to the water being injected into waterflood reservoirs. These nutrients facilitate and support the growth and viability of native microbes that proliferate at the interface between the oil and water in the reservoir. We do not introduce specific microbes selected for purpose, nor do we rely upon genetically-engineered microorganisms. Our technology does not change crude oil from its native form.

Our AERO System improves the production of oil from the reservoir in two ways. First, the stimulated microbes reduce the interfacial tension between the oil and the water, making the oil more mobile through the reservoir rock. Second, the stimulated microbes change the flow path of water within the reservoir rock by creating temporary biomasses that block existing water passages, thereby forcing the water to find alternative routes through the reservoir rock. The biomass is short lived and breaks up after the nutrients are consumed, thus reopening the plugged water passages. The constant building up and breaking down of these barriers to create new pathways, coupled with the increased mobility of the oil, causes the waterflood to recover more oil from the reservoir.

Our AERO System is implemented in three steps, which we refer to as “S3”:

•	Sample: The identification and assessment of underground environments where conditions are suitable for microbial life activation.

•	Simulate: The performance of laboratory and field tests to assess microbial activation and to identify customized nutrient formulations that will cause the microbes to grow.

•	Stimulate: The implementation of our AERO System by circulating nutrient formulations in the reservoir to target indigenous microbes and support their growth and allow the recovery of more oil.

The duration of the Sample and Simulate phases is typically an aggregate of four months. Based on results from the field and the laboratory, oil production improvement begins to occur between one to four months after initiation of the Stimulate phase. We expect that our customers will typically continue to observe these results for an additional three to six months to validate those initial results of our AERO System. After this validation is completed, we expect to enter into longer term contracts with our customers to continue the use of our AERO System. We believe that oil production improvement from our AERO System may remain at a level that exceeds that predicted by the original engineering forecast for many years. Based on the results of our pilot implementation, we anticipate that production will continue at an enhanced rate for the rest of the life of the producing oil field, provided that our AERO System is kept active in the reservoir.

Fees for the Sample and Simulate phases are generally quoted as a single fixed amount for the services, while fees for the Stimulate phase are usually quoted as a fixed fee per month based upon the scope of the project until field validation of the laboratory results is obtained. After the initial field validation is complete, we would expect to enter into longer term contracts for fees that are higher than those for the initial Stimulate field validation phase.

Our Competitive Strengths

•	Disruptive and proven technology: We believe that our AERO System is a transformative and disruptive innovation that manipulates the existing reservoir microbial communities to improve the recovery of oil in waterflood oil fields. Our technology has broad applicability. We believe our AERO System is applicable in more oil fields than traditional enhanced oil recovery technologies because the large scale operations or significant costs of thermal injection, gas injection and chemical injection operations make them inappropriate for offshore production platforms and cost-effective only in larger reservoirs. See “Our Company – Competition – Traditional Enhanced Oil Recovery Technologies”. For an oil reservoir to be suitable for our AERO System, the reservoir must be subject to waterflooding as a secondary oil recovery mechanism, must be composed of sandstone, must have a permeability range greater than 25 milli-darcies and must have a suitable water source. We believe that approximately 50% of the oil recovered in the United States has come from reservoirs suitable for our AERO System, and although we do not have any studies of the global characteristics of reservoirs, based on our knowledge, we believe that a comparable percentage of reservoirs outside the United States will be suitable for our AERO System. We have not only demonstrated the commercial efficacy of our technology but have passed the significant milestone of one million incremental gallons of oil produced via our AERO System. As of January 16, 2012, we had 12 customers with projects at various stages in our AERO System’s implementation process.

•	Established commercial contracts: Our customers include international oil companies and independent oil and gas companies in North America. As of January 16, 2012, we had ongoing projects with Husky Oil Operations Limited, Merit Energy Company, Hilcorp Energy Company, Cenovus Energy Inc., Citation Oil and Gas Corp., Plains Exploration and Production Company, Riyam Engineering & Services LLC (for provision of services to Petroleum Development Oman L.L.C.), T-C Oil Company, Denbury Resources Inc., DCOR, LLC, ConocoPhillips Company, Warren Resources, Inc., Enerplus Partnership, Petróleo Brasileiro S.A. and an ongoing laboratory research and development project with Shell International Exploration and Production, Inc.

•	Profitable stand-alone economics: Our first commercial application of our AERO System is profitable on a project-level basis. We estimate that our cost per barrel, excluding minimal upfront capital costs, over the life of our first commercial application will be approximately $5 per incremental barrel of oil. Successful commercialization of our AERO System does not depend on the availability of government subsidies or mandates.

•	Capital-light technology: Implementing our system does not require a substantial capital investment. Our AERO System is applied to a reservoir by utilizing our field deployment module, which requires relatively minor capital investment, alongside our customer’s existing wells. We believe our technology has the potential to create a continuing source of additional economic oil production that will extend the lives of oil fields and related infrastructure for many years.

•	Clean alternative to traditional enhanced oil recovery: Our AERO System increases the oil recoverable from an existing field using infrastructure already built and in place. No new wells are drilled, no new pipelines are laid, no new significant energy input is required and there is no new disruption to the environment. Furthermore, because the activity is biological and occurs in the reservoir, there is minimal consequent carbon dioxide or other greenhouse gas footprint. Once the application of our AERO System ends, the microbes in the reservoir are no longer supplied with nutrients and the reservoir will return to its pre-treatment status. By way of comparison, we believe that traditional enhanced oil recovery techniques require significant energy input, for example in the case of thermal injection, or significant additional infrastructure to implement, for example in the case of gas injection. In addition, we believe that traditional enhanced oil recovery techniques, in particular gas injection and chemical injection techniques, introduce new environmental impacts, which result in a sizable carbon dioxide or other greenhouse gas footprint or the addition of a large quantity of chemicals or polymers into the reservoir. See “Our Company – Competition – Traditional Enhanced Oil Recovery Technologies”.

•	Strong intellectual property position: Our intellectual property, consisting of substantial know-how and trade secrets, is the result of decades of research and development by us, Statoil, TERI and Biotopics. We also have multiple patents and patent applications. We believe our intellectual property and decades of research provide us with a strong competitive advantage.

•	Experienced management and technical team: Our management and technical team’s expertise includes microbiology, chemistry and biochemistry, microbial genomics, engineering, geosciences and traditional E&P, and in their respective careers our team members played key roles in the commercialization of dozens of successful large-scale industrial biotechnology and traditional oilfield acquisition and development projects.

Technological and Commercialization Milestones

Since our inception, we have achieved significant technological and commercial milestones, starting with our determination that oil reservoirs contain microbes that are capable of utilizing oil to grow and, in doing so, create biomass. Over the past five years, our application of technology progressed from small, discreet applications at producing wells to full scale applications at injection wells. In 2010, we implemented our first commercial application of our AERO System in a customer’s field. We have also acquired an oil property in Kansas, which we refer to as the Etzold field, for the purpose of further demonstrating the application of our AERO System in a controlled environment and accelerating customer adoption of our technology.

Our initial results indicate that our AERO System may recover up to 9-12% of the original oil in place in a reservoir. The diagram below illustrates the percentages of oil in reservoirs that are unrecoverable and recoverable using conventional oil recovery operations and our AERO System.

(1)	For illustrative purposes, assumes a 10% recovery of original oil in place due to our AERO System.

Our Commercialization Strategy

Our mission is to use microbiology to efficiently recover large quantities of oil currently trapped in reservoirs using existing oil wells. To achieve this we intend to:

•	Expand our project portfolio: As of January 16, 2012, we had initiated Stimulate phase projects at three of our customers’ oil fields and were in the Sample and Simulate phases on an additional 14 projects for our customers. We expect to add a growing number of projects that are currently in various stages of evaluation. As we continue to develop our customer base, we expect our revenue opportunities to grow significantly.

•	Accelerate customer adoption through strategic oil field purchases: In October 2010, we acquired the Etzold field to demonstrate the application of our AERO System. To accelerate adoption of our AERO System, we plan to strategically acquire and develop additional non-producing end-of-life oil fields and low-producing oil fields in geographies that we expect will improve our portfolio of field successes. We believe that the application of our AERO System to these oil fields will demonstrate the effectiveness of our technology. Once our AERO System is more widely adopted, we expect to discontinue the acquisition of oil fields.

•	Optimize our performance and expand the applicability of our AERO System: While we are already active on a commercial scale, we intend to continue to improve the performance of our AERO System using our Etzold field laboratory as well as assets we acquire via the strategic purchases described above. We are researching additional capabilities to expand the types of fields to which we can apply our technology. For instance, our AERO System is currently applicable only to sandstone reservoirs. Expanding applicability to include carbonate reservoirs would cover the vast majority of conventional oilfield geologies.

•	Accelerate execution by leveraging additional strategic partnerships: Commercialization of our technology could be further accelerated and expanded through additional strategic partnerships. We currently have collaboration arrangements with Statoil and TERI. We are currently exploring collaboration opportunities with a number of major oil companies and other potential partners.

Our Market Opportunity

Our market consists of domestic and international oil production waterflood sites. According to a 2011 report from the U.S. Energy Information Administration, or EIA, demand for oil globally is projected to grow from 85.7 million barrels per day in 2008 to 112.2 million barrels per day in 2035. As oil trades on a global market, the price of oil is not significantly sensitive to local demand and supply fluctuations. While global demand for oil is forecasted to grow, there is an increasing gap between new discoveries and production, decreasing the world’s oil reserves, as it is becoming harder and more expensive to find new oil reservoirs. As a result, enhanced oil recovery technology to improve oil production at mature fields is increasingly important to offset declining reserves.

The global enhanced oil recovery market value is forecasted to grow at a compounded annual rate of 63% from 2009 through 2015 according to the SBI Energy April 1, 2010 report entitled EOR Enhanced Oil Recovery Worldwide, or the SBI Report. By 2015, the annual enhanced oil recovery market is forecasted to increase to over $1.3 trillion according to the SBI Report.

According to the International Energy Agency, or IEA, May 2011 Oil Market Report, the United States produced approximately 7.9 million barrels of oil per day in April 2011 and, according to the U.S. Department of Energy Idaho National Laboratory, waterflooding accounts for more than one-half of the United States domestic oil production, or approximately 4 million barrels of oil per day. Assuming one-half of those waterfloods are suitable for application of our AERO System, we estimate the annual incremental production opportunity for oil producers using our AERO System to be greater than $10 billion in the United States based on an assumed price of $80.00 per barrel and a total production rate increase from the application of our AERO System of only 30% (compared to the approximate increase of 60% to 100% in the total production rate from May 2010 through July 2011 at our first commercial application of our AERO System). As the United States accounted for approximately 9% of the world’s oil production in April 2011 according to the IEA May 2011 Oil Market Report, the potential annual international market is substantially larger.

We anticipate our primary competition for this sizable market will come from traditional enhanced oil recovery technologies, such as thermal injection, gas injection and chemical injection, as well as from other microbial enhanced oil recovery methods. We believe that our AERO System is superior to traditional enhanced oil recovery technologies both economically and environmentally. Our AERO System is able to recover oil that traditional enhanced oil recovery methods may not be able to recover on a cost-effective basis. We also believe our AERO System has a lower capital expenditure profile than any traditional enhanced oil recovery technology since it requires no new meaningful infrastructure investment. Because our AERO System works with naturally occurring microbes in the reservoir, we believe its processes do not cause any damage to the environment.

Our History

We were founded in November 2005. In 2006, we obtained technology and intellectual property from TERI, a research organization based in India, and implemented several field projects. In 2008, we acquired know-how of Biotopics, an Argentine company working on related microbial technology in the enhanced oil recovery industry, through a technology development agreement and retained their key employees. In 2009, we entered into a technology cooperation agreement with Statoil, which has been replaced by an updated 2011 agreement, to incorporate intellectual property and know-how that Statoil has been developing for many years. Our scientists and engineers have been able to further develop and expand the intellectual property and know-how obtained from these three technology partners to create our AERO System.

We have tested the concepts and functionality of our AERO System in the field as well as in the laboratory. We have collected and tested samples from, and applied our technology to, reservoirs across the United States and Canada. This work has resulted in a comprehensive library of microbes that can be stimulated in the presence of oil and our proprietary custom nutrient formulations. From these samples, the genes and pathways responsible for the biochemistry of interactions between microbes and oil can be identified by microbial genomics methods. We believe that the substantial body of proprietary data, including our intellectual property, and experience obtained from this effort, combined with the advancement of our technology as compared with other biology based oil recovery technology companies, represents a significant competitive advantage.

Risks Associated with Our Business

An investment in our common stock involves a high degree of risk. You should carefully consider all of the information set forth in this prospectus and, in particular, evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Those risk factors include the following:

•	Our business is difficult to evaluate due to our limited operating history.

•	We have incurred substantial losses to date, anticipate continuing to incur losses in the future and may never achieve or sustain profitability.

•	Our AERO System has only been applied to a limited number of reservoirs, and the viability of our AERO System in a broader range of reservoirs is still unproven.

•	We may have difficulties gaining market acceptance and successfully marketing our AERO System to our potential customers.

•	Our revenue to date has been derived from a small number of customers, and the loss of any of these customers would likely materially harm our business, financial condition and results of operations.

•	Oil prices are volatile, and a decline in the price of oil could harm our business, financial condition and results of operations.

•	Oil fields, once acquired, may not be appropriate for our purposes or may have environmental or other liabilities associated with them that may negatively affect our business, financial condition and results of operations.

Corporate Information

Our principal executive offices are located at 4315 South Drive, Houston, Texas 77053 and our telephone number is (713) 237-8880. Our corporate website address is www.glorienergy.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

Our logos and “AEROtm” and other trademarks or service marks of Glori Energy Inc. appearing in this prospectus are the property of Glori Energy Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock offered by us	shares

Common stock outstanding after this offering	shares

Use of proceeds	We have no current specific plans for the use of the net proceeds from this offering. We may use the net proceeds from this offering for working capital and other general corporate purposes, which may include the acquisition, restoration and operation of additional non-producing end-of-life oil fields and low-producing oil fields, capital expenditures associated with our AERO System and expenditures relating to further research and development efforts. We do not, however, have agreements or commitments for any specific property acquisitions at this time. See “Use of Proceeds”.

Risk factors	See “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Proposed Nasdaq Global Market symbol	“GLRI”

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2011. Such number of shares excludes:

•	4,231,539 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2011 with a weighted average exercise price of $0.12 per share;

•	[ ] shares of our common stock reserved for future issuance under our 2012 Omnibus Incentive Plan;

•	1,020,222 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2011 with a weighted exercise price of $1.06 per share; and

•	31,031 shares of our common stock issuable upon the exercise of a warrant issued by us to TERI after September 30, 2011 with an exercise price of $0.0001 per share in consideration of services performed by TERI.

Unless otherwise indicated, the information in this prospectus reflects and assumes:

•	the conversion, which will occur upon the closing of this offering, of all of our outstanding shares of preferred stock and accrued and unpaid dividends on our preferred stock into an aggregate of 51,031,327 shares of our common stock, which includes 7,296,607 shares of common stock issuable upon conversion of the series C preferred stock issued after September 30, 2011 (assuming the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering, which conversion ratio is subject to adjustment based on the initial public offering price of our common stock in this offering), subject to additional shares of our common stock being issuable (x) for each day after September 30, 2011 for the daily accrual of unpaid dividends on our series A and series B preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 4% for our series A preferred stock and 8% for our series B preferred stock and (y) for each day after December 30, 2011 for the daily accrual of unpaid dividends on our series C preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 8% through December 30, 2012;

•	the [ ]-to-one reverse split of our common stock on [ , 2012]; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us to cover over-allotments.

Summary Consolidated Financial Data

The following table sets forth a summary of our consolidated statements of loss, balance sheets and other data for the periods indicated. The summary consolidated statements of loss for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of loss for the nine months ended September 30, 2010 and 2011 and the other data for the nine months ended September 30, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of September 30, 2011 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

We have presented the summary balance sheet data as of September 30, 2011, and the net loss applicable to common stockholders, the net loss per common share and the weighted average common shares outstanding on a pro forma basis to give effect to:

•	the conversion, which will occur upon the closing of this offering, of all outstanding shares of our preferred stock and accrued and unpaid dividends on our preferred stock into an aggregate of 51,031,327 shares of our common stock, which includes 7,296,607 shares of common stock issuable upon conversion of the series C preferred stock issued after September 30, 2011 (assuming the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering, which conversion ratio is subject to adjustment based on the initial public offering price of our common stock in this offering), subject to additional shares of our common stock being issuable (x) for each day after September 30, 2011 for the daily accrual of unpaid dividends on our series A and series B preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 4% for our series A preferred stock and 8% for our series B preferred stock and (y) for each day after December 30, 2011 for the daily accrual of unpaid dividends on our series C preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 8% through December 30, 2012; and

•	the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

					Nine Months Ended
	Year Ended December 31,				September 30,
	2008	2009	2010		2010	2011
					(Unaudited)
	(In thousands, except per share data)

Consolidated Statements of Loss Data:
Revenues	$459	$858		$131	$37	$1,119
Expenses:
Operations	1,080	1,277		1,163	769	1,966
Research and development	1,188	1,021		1,546	1,061	1,173
Selling, general and administrative	1,531	827		1,679	1,080	1,946
Depreciation, depletion and amortization	378	390		442	316	436

Total expenses	4,177	3,515		4,830	3,226	5,521

Loss from operations	(3,718)	(2,657)		(4,699)	(3,189)	(4,402)
Other income (expense), net	53	(64)		1	—	(74)

Net loss	(3,665)	(2,721)		(4,698)	(3,189)	(4,476)
Less unpaid dividends on Series A and B cumulative convertible preferred stock	(440)	(605)		(1,314)	(896)	(1,358)

Net loss applicable to common stockholders	$(4,105)	$(3,326)		$(6,012)	$(4,085)	$(5,834)

Net loss per common share, basic and diluted	$(1.44)	$(1.16)		$(2.10)	$(1.43)	$(2.00)

Weighted average common shares outstanding	2,844	2,863		2,866	2,865	2,911

Other Data:
Net cash used by operating activities						$3,499
Net cash used by investing activities						1,625
Net cash provided by financing activities						2,977
Pro forma net loss applicable to common stockholders			$
Pro forma net loss per common share, basic and diluted
Pro forma weighted average common shares outstanding

	September 30, 2011
	Actual	Pro Forma
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,995	$
Total assets	8,566
Long term debt	1,500
Total stockholders’ equity	5,133

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements, before deciding to purchase any of our common stock.

Risks Related to Our Business

Our business is difficult to evaluate due to our limited operating history.

Since our inception in November 2005, the majority of our resources have been dedicated to our research and development efforts, and we have only recently begun to transition into the early stages of commercializing our AERO System. We do not have a stable operating history that you can rely on in connection with your evaluation of our current business or our future business prospects. Our business and prospects must be carefully considered in light of the limited history of our AERO System and the many business risks, uncertainties and difficulties that are typically encountered by companies that have sporadic revenues and are committed to focusing on research, development and technology testing for an indeterminate period of time.

Because of our limited operating history and our relatively recent transition into the commercial deployment of our AERO System that we are relying on to become our core revenue generator, we have limited insight into trends and conditions that may exist or might emerge and affect our business. Our proposed business strategies described in this prospectus incorporate our management’s current analysis of potential markets, opportunities and difficulties that we face. Our underlying assumptions may not accurately reflect current trends and conditions in our industry, and our AERO System may not be successful. Our business strategies may change substantially from time to time or may be abandoned as our management reassesses our opportunities and reallocates our resources. If we are unable to develop or implement these strategies, or if our AERO System becomes not economically viable, we may never realize material sales or achieve profitability. Even if we do achieve profitability, we cannot predict the level of such profitability, and it may not be sustainable.

We have incurred substantial losses to date, anticipate continuing to incur losses in the future and may never achieve or sustain profitability.

We have incurred substantial net losses since our inception, including net losses of $1.8 million, $3.8 million, $3.7 million, $2.7 million and $4.7 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively, and $4.5 million for the nine months ended September 30, 2011, and we expect these losses to continue. As of September 30, 2011, we had an accumulated deficit of $21.1 million. We expect to incur additional costs and expenses related to the continued development and expansion of our business, including our research and development operations, the commercialization of our AERO System and the acquisition, restoration and operation of additional non-producing end-of-life oil fields and low-producing oil fields. As a result, we may never achieve profitability.

Our AERO System has only been applied to a limited number of reservoirs, and the viability of our AERO System in a broader range of reservoirs is still unproven.

Our AERO System has only been applied in a limited number of sandstone reservoirs to date. The future success of our business depends on our ability to demonstrate that our AERO System has the ability to increase oil recovery on a more widespread basis and on a larger scale. Reservoir characteristics differ and, consequently, certain elements of our services are specifically engineered for each reservoir. As a result, we may not be able to achieve results in other reservoirs consistent with those we have thus far achieved in the reservoirs where our AERO System has been applied. In addition, our data with respect to the commercial application of our AERO System is derived from the one oil producing well in our first commercial implementation of our technology. See “Our Company – Case Study: A Review of our AERO System’s Field Performance”. Subsequent implementations of our AERO System could yield less favorable oil production rates and overall oil recovery results than those observed during that first implementation. Any inability to commercialize our AERO System applications effectively or to realize sufficiently favorable oil recovery results in a significant number of other reservoirs will limit the commercial acceptance and viability of our AERO System, which would materially harm our business, financial condition and results of operations.

The success of our AERO System is dependent upon the information we receive from our customers.

The success of an application of our AERO System to a particular reservoir is dependent upon information that we receive from our customers regarding the reservoir characteristics and geology. If this information is inaccurate, we may not be able to achieve results in such a reservoir consistent with those we have thus far achieved in the reservoirs where our AERO System has been applied successfully. For example, on a recent project one of the customer’s injector wells was subsequently determined to be outside of the sand-body structure and therefore not directly connected to the reservoir, so any waterflooding or application of our AERO System could not be effective for the production wells associated with that injector well since water could not flow from the injection well to the production well.

We may have difficulties gaining market acceptance and successfully marketing our AERO System.

A key component of our business strategy is to market our AERO System to oil producers. To gain market acceptance and successfully market our AERO System to oil producers, we must effectively demonstrate the commercial advantages of using our AERO System as an alternative to, or in addition to, other enhanced oil recovery methods. We must prove that our AERO System significantly increases the amount of oil that can be recovered from a reservoir cost effectively. If we are unable to demonstrate this to oil producers, we will not be able to penetrate this market, generate new business or retain existing customers.

Our revenue to date has been derived from a small number of customers, and the loss of any of these customers would likely materially harm our business, financial condition and results of operations.

We only have a small number of customers. For the year ended December 31, 2010, all of our revenue was generated from five customers. For the nine months ended September 30, 2011, all of our revenue was generated from three customers. Our service contracts generally contain provisions that allow for cancellation by our customers upon short notice. If any of these customers terminates or significantly reduces its business with us or if we fail to generate new business, our business, financial condition and results of operations would be materially harmed.

Oil prices are volatile, and a decline in the price of oil could harm our business, financial condition and results of operations.

Our results of operations and future growth will depend on the level of activity for oil development and production. Demand for our AERO System depends on our customers’ willingness to make operating and capital expenditures for waterflooding procedures and our AERO System. Our business will suffer if these expenditures decline. Declining oil prices, or the perception of a future decline in oil prices, would adversely affect the prices we can obtain from our customers or prevent us from obtaining new customers for our services. Our customers’ willingness to develop and produce oil using waterflooding and our AERO System is highly dependent on prevailing market conditions and oil prices that are influenced by numerous factors over which we have no control, including:

•	changes in the supply of or the demand for oil;

•	the condition of the United States and worldwide economies;

•	market uncertainty;

•	the level of consumer product demand;

•	the actions taken by foreign oil producing nations;

•	domestic and foreign governmental regulation and taxes;

•	political conditions or hostilities in oil producing nations;

•	the price and availability of alternate fuel sources;

•	terrorism; and

•	the availability of pipeline or other takeaway capacity.

Oil prices have historically been volatile and cyclical. A prolonged reduction in the price of oil will likely affect oil production levels and therefore affect demand for our services. In addition, a prolonged significant reduction in the price of oil could make it more difficult for us to collect outstanding account receivables from our customers. A material decline in oil prices or oil development or production activity levels could materially harm our business, financial condition and results of operations.

Oil fields, once acquired, may not be appropriate for our purposes or may have environmental or other liabilities associated with them that may negatively affect our business, financial condition and results of operations.

Oil fields we acquire may not result in commercially viable projects. The potential of a given property to continue to produce oil or resume production of oil and to be adaptable to our AERO System cannot be determined with a high level of precision prior to our acquisition of the property. Our due diligence reviews of the properties we acquire are inherently incomplete and cannot assure us of the quality of the oil fields or of the likelihood of success of our AERO System in enhancing their production of oil. It is generally not possible for us to test a property or conduct an in-depth review of its related records as part of its acquisition. Even if we are able to complete an in-depth review and sampling of these properties, such a review may not reveal existing or potential problems or permit us to become sufficiently familiar with the properties to fully assess their potential for successful application of our AERO System.

Even when problems are identified, it may be necessary for us to assume known or unknown environmental and other risks and liabilities to complete the acquisition of such properties. In addition, since the properties we are targeting are non-producing end-of-life oil fields and low-producing oil fields, their existing infrastructure may be out of date, damaged, in need of repair or removal, and we could incur unanticipated costs to repair or replace this infrastructure. The discovery of any unanticipated material liabilities or remediation costs or the incurrence of any unanticipated costs associated with our oilfield acquisitions could harm our results of operations and financial condition.

If the injection water used in an oil field is not suitable for our AERO System, our AERO System may not work correctly or will require additional costs either to clean the water or substitute suitable water and, therefore, may not be a viable option for some oil fields.

Our AERO System requires that the water injected into the injection wells not be inhibitory to microbial growth and not contain substrates that will allow biofilm to grow in the injection pipeline. If suitable water is not being used, our AERO System will not work unless additional costs are expended to clean the water or to utilize an alternate source of water. These additional costs may make our AERO System less cost effective or not a viable option for some oil fields. For example, in a recent implementation of our AERO System, the salinity of the produced water used in the waterflood operations was very high, making it hostile to most microbes. The solution was to use water from an existing nearby water well to provide a better environment for the microbes which made our AERO System more effective. We may not be able to provide suitable water to some projects, eliminating these oil fields as candidates for our AERO System.

Our AERO System is currently useable only in oil reservoirs with specific characteristics, which limits the potential market for our services.

For an oil reservoir to be suitable for our AERO System, the reservoir must be waterflooded, must be composed of sandstone, must have a permeability range greater than 25 milli-darcies and must have a suitable water source. We believe that these requirements mean that approximately 50% of the world’s oil recovery comes from reservoirs that are not suitable for our AERO System as currently developed and that the market for our services is correspondingly limited.

The loss of key personnel or the failure to attract and retain highly qualified personnel could compromise our ability to effectively manage our business and pursue our growth strategy.

Our future performance depends on the continued service of our key technical, development, sales, services and management personnel. In particular, we are heavily dependent on the following key employees: Stuart M. Page, our President and Chief Executive Officer, Thomas Ishoey, our Chief Technology Officer, and William M. Bierhaus II, our Senior Vice President of Business Development. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be costly and time consuming, could cause additional disruptions to our business and could be unsuccessful. We do not carry key person life insurance covering any of our employees.

Our future success also depends on our continued ability to attract and retain highly qualified technical, development, sales, services and management personnel. A significant increase in the wages paid by competing employers could reduce our skilled labor force and increase the wages that we must pay to motivate, retain or recruit skilled employees.

In addition, wage inflation and the cost of retaining our key personnel in the face of competition for such personnel may increase our costs faster than we can offset these costs with increased prices or increased sales of our AERO System.

We may require substantial additional financing to achieve our goals and to make future acquisitions, and a failure to obtain this capital when needed or on acceptable terms could force us to delay, limit, reduce or terminate our research and development and commercialization efforts.

Since our inception, most of our resources have been dedicated towards research and development, as well as demonstrating the effectiveness of our AERO System in our labs and in the field. We intend to expend substantial resources for the foreseeable future on further developing our AERO System. Also, we anticipate that we will expend significant resources on the acquisition and operation of additional non-producing or low-producing oil fields to continue to test and demonstrate our AERO System in reservoirs with a variety of characteristics. Debt or equity financing may not be available or sufficient to meet our requirements. For example, a decline in the trading price of our common stock from the price at which it is sold in this offering could limit our ability to raise equity financing in the future. Our inability to access sufficient amounts of capital on acceptable terms, or at all, for our operations could materially harm our business, financial condition and results of operations.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technology.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale or issuance of equity, warrants or other convertible securities, ownership interests of our stockholders will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. If we raise capital through debt financing, such debt financing may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures, declaring dividends or purchasing our common stock. If we raise additional funds through strategic partnerships and licensing agreements with third parties, we may have to relinquish valuable rights to our technology or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our commercialization efforts.

Our quarterly operating results may fluctuate in the future.

Our financial condition and operating results have varied significantly in the past and may continue to fluctuate from quarter to quarter and year to year in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations are described elsewhere in this prospectus. Accordingly, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Our industry is highly competitive, and if we do not compete successfully, our business, financial condition and results of operations will be harmed.

The enhanced oil recovery industry is large and intensely competitive. Our competition comes mainly from other methods of enhanced oil recovery, such as thermal injection (for example, steam), gas injection (for example, carbon dioxide) and chemical injection (for example, surfactants) into producing properties. There are also other companies developing or planning to commercialize microbial technology that is similar to our AERO System or other emerging enhanced oil recovery technologies, including TIORCO, Geo Fossil Fuels, LLC, Titan Oil Recovery, Inc. and Micro-Bac International, Inc. Some of our competitors have longer operating histories, greater recognition in the industry and substantially greater financial and other resources for developing new technologies as well as for recruiting and retaining qualified personnel than we do. Their greater financial resources may also make them better able to withstand downturns in the market, expand into new areas more aggressively or operate in developing markets without immediate financial returns. Strong competition and significant investments by competitors to develop new and better technology may make it difficult for us to maintain and expand our customer base, force us to reduce our prices or increase our costs to develop new technology.

Our success will depend on our ability to adapt to these competitive forces, to adapt to technological advances and to educate potential customers about the benefits of using our technology rather than our competitors’ technology. Our failure to respond successfully to these competitive challenges could harm our business, financial condition and results of operations.

Our industry is characterized by technological change, and if we fail to keep up with these changes, our business, financial condition and results of operations will be harmed.

The enhanced oil recovery industry is characterized by changes in technology, evolving methods of oil recovery and emerging competition. Our future business prospects largely depend on our ability to anticipate and respond to technological changes and to develop competitive products. If other enhanced oil recovery methods yield better results or are less expensive than our method, our business will suffer. We may not be able to respond successfully to new technological developments and challenges or identify and respond to new market opportunities, services or products offered by competitors. In addition, our efforts to respond to new methods of oil recovery and competition may require significant capital investments and resources, and we may not have the necessary resources to respond to these challenges. Failure to keep up with future technological changes could harm our business, financial condition and results of operations.

If we engage in any acquisitions, we will incur a variety of costs and could face numerous risks that would adversely affect our business and operations.

If appropriate opportunities become available, we may acquire businesses, assets, technologies or products to enhance our business in the future. In connection with any future acquisitions, we could:

•	issue additional equity securities which would dilute our current stockholders;

•	incur substantial debt to fund the acquisitions; or

•	assume significant liabilities.

Acquisitions involve numerous risks, including problems integrating the purchased operations, technologies or products, unanticipated costs and other liabilities, diversion of management’s attention from our core business, adverse effects on existing business relationships with current and/or prospective partners, customers and/or suppliers, risks associated with entering markets in which we have no or limited prior experience and potential loss of key employees. We may not be able to successfully integrate any businesses, assets, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. The integration process could divert management time from focusing on operating our business, result in a decline in employee morale and cause retention issues to arise from changes in compensation, reporting relationships, future prospects or the direction of the business. Acquisitions may also require us to record goodwill, non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets and incur large and immediate write-offs and restructuring and other related expenses, all of which could harm our operating results and financial condition. In addition, we may acquire companies that have insufficient internal financial controls, which could impair our ability to integrate the acquired company and adversely impact our financial reporting. If we fail in our integration efforts with respect to any of our acquisitions and are unable to efficiently operate as a combined organization, our business, financial condition and results of operations may be materially harmed.

If we fail to manage future growth effectively, our business could be harmed.

If our AERO System becomes commercially accepted, we may experience rapid growth. Any such growth would likely place significant demands on our management and on our operational and financial infrastructure. To manage growth effectively, we would need to, among other things, improve and enhance our managerial, operational and financial controls, hire sufficient numbers of capable employees and upgrade our infrastructure. We would also need to manage an increasing number of relationships with our customers, suppliers, business partners and other third parties. These activities would require significant expenditures and allocation of valuable management resources. If we fail to maintain the efficiency of our organization as we grow, our revenues and profitability may be harmed, and we might be unable to achieve our business objectives.

Many of our contracts will be governed by non-U.S. law, which may make them more difficult or expensive to enforce than contracts governed by United States law.

We expect that many of our customer contracts will be governed by non-U.S. law, which may create both legal and practical difficulties in case of a dispute or conflict. We plan to establish operations in regions where the ability to protect contractual and other legal rights may be limited compared to regions with better-established legal systems. In addition, having to pursue litigation in a non-U.S. country may be more difficult or expensive than pursuing litigation in the United States.

Our business operations in countries outside the United States are subject to a number of United States federal laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act as well as trade sanctions administered by the Office of Foreign Assets Control of the United States Department of Treasury and the United States Department of Commerce, which could adversely affect our operations if violated.

We must comply with all applicable export control laws and regulations of the United States and other countries. We cannot provide services to certain countries subject to United States trade sanctions administered by the Office of Foreign Asset Control of the United States Department of the Treasury or the United States Department of Commerce unless we first obtain the necessary authorizations. In addition, we are subject to the Foreign Corrupt Practices Act, which generally prohibits bribes or unreasonable gifts to non-U.S. governments or officials. Violations of these laws or regulations could result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of our international business. In certain countries, we may engage third party agents or intermediaries to act on our behalf in dealings with government officials, such as customs agents, and if these third party agents or intermediaries violate applicable laws, their actions may result in penalties or sanctions being assessed against us.

Our international operations are subject to additional or different risks than our United States operations.

We intend to expand our operations into a number of countries outside the United States. There are many risks inherent in conducting business internationally that are in addition to or different than those affecting our United States operations, including:

•	sometimes vague and confusing regulatory requirements that can be subject to unexpected changes or interpretations;

•	import and export restrictions;

•	tariffs and other trade barriers;

•	difficulty in staffing and managing geographically dispersed operations and culturally diverse work forces and increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	differences in employment laws and practices among different countries, including restrictions on terminating employees;

•	differing technology standards;

•	fluctuations in currency exchange rates;

•	imposition of currency exchange controls;

•	potential political and economic instability in some regions;

•	legal and cultural differences in the conduct of business;

•	less due process and sometimes arbitrary application of laws and sanctions, including criminal charges and arrests;

•	difficulties in raising awareness of applicable United States laws to our agents and third party intermediaries;

•	potentially adverse tax consequences;

•	difficulties in enforcing contracts and collecting receivables;

•	difficulties and expense of maintaining international sales distribution channels; and

•	difficulties in maintaining and protecting our intellectual property.

Operating internationally exposes our business to increased regulatory and political risks in some non-U.S. jurisdictions where we operate. In addition to different laws and regulations, changes in governments or changes in governmental policies in these jurisdictions may alter current interpretation of laws and regulations affecting our business. We also face increased risk of incidents such as war or other international conflict and nationalization.

Many of the countries in which we plan to operate have legal systems that are less developed and less predictable than legal systems in the United States. It may be difficult for us to obtain effective legal redress in the courts of some jurisdictions, whether in respect of a breach of law or regulation, or in an ownership dispute because of: (i) a high degree of discretion on the part of governmental authorities, which results in less predictability; (ii) a lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iii) inconsistencies or conflicts between or within various laws, regulations, decrees, orders and resolutions; (iv) the relative inexperience of the judiciary and courts in such matters or (v) a predisposition in favor of local claimants against United States companies. In certain jurisdictions, the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be unreliable. In particular, agreements may be susceptible to revision or cancellation and legal redress may be uncertain or time-consuming. Actions of governmental authorities or officers may adversely affect joint ventures, licenses, license applications or other legal arrangements, and such arrangements in these jurisdictions may not be effective or enforced.

The authorities in the countries where we operate, or plan to operate, may introduce additional regulations for the oil industry with respect to, but not limited to, various laws governing prospecting, development, production, taxes, price controls, export controls, currency remittance, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, labor standards, occupational health network access and other matters. New rules and regulations may be enacted or existing rules and regulations may be applied or interpreted in a manner which could limit our ability to provide our technology. Amendments to current laws and regulations governing operations and activities in the oil and gas industry could harm our operations and financial results.

Compliance with and changes in tax laws or adverse positions taken by taxing authorities could be costly and could affect our operating results. Compliance related tax issues could also limit our ability to do business in certain countries. Changes in tax laws or tax rates, the resolution of tax assessments or audits by various taxing authorities, disagreements with taxing authorities over our tax positions and the ability to fully utilize our tax loss carry-forwards and tax credits could have a significant financial impact on our future operations and the way we conduct, or if we conduct, business in the affected countries.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of September 30, 2011, we had net operating loss carryforwards, or NOLs, of approximately $19.8 million. In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We believe that our issuance of series B preferred stock on October 15, 2009 resulted in a Section 382 ownership change limitation. We estimate that approximately $5.4 million of our NOLs will expire unused due to Section 382 ownership change limitations. In addition, if we undergo an ownership change in connection with or after this public offering, our ability to utilize NOLs could be limited further by Section 382. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations.

Any material weaknesses in our internal controls may impede our ability to produce timely and accurate financial statements, which could cause us to fail to file our periodic reports timely, result in inaccurate financial reporting or restatements of our financial statements, subject our stock to delisting and materially harm our business reputation and stock price.

As a public company, we will be required to file annual and quarterly periodic reports containing our financial statements with the Securities and Exchange Commission, or the SEC, within prescribed time periods. As part of The Nasdaq Global Market listing requirements, we are also required to provide our periodic reports, or make them available, to our shareholders within prescribed time periods. We may not be able to produce reliable financial statements or to file these financial statements as part of a periodic report in a timely manner with the SEC and to comply with The Nasdaq Global Market listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements in the future. If we are required to restate our financial statements in the future, any specific adjustment may be adverse and may cause our operating results and financial condition, as restated, on an overall basis to be materially and adversely impacted. As a result, we or members of our management could be the subject of adverse publicity, investigations and sanctions by such regulatory authorities as the SEC and be subject to shareholder lawsuits. Any of the above consequences could cause our stock price to decline materially and could impose significant unanticipated costs on us.

As of each year end beginning with the year ending December 31, 2012, our management will be required to evaluate our internal control over financial reporting and to provide in our Form 10-K its assessment of our internal controls to our shareholders. At the same time, our registered independent public accounting firm will be required to evaluate and report on our internal control over financial reporting in the event we become an accelerated filer or large accelerated filer. To the extent we find material weaknesses or other deficiencies in our internal controls, we may determine that we have ineffective internal controls as of December 31, 2012, or any subsequent year end, and we may receive an adverse assessment of our internal controls from our auditors. Moreover, any material weaknesses or other deficiencies in our internal controls may delay the conclusion of an annual audit, including the 2011 audit, or a review of our quarterly financial results.

If we are not able to issue our financial statements in a timely manner, or if we are not able to obtain the required audit or review of our financial statements by our registered independent public accounting firm in a timely manner, we will not be able to comply with the periodic reporting requirements of the SEC and the listing requirements of The Nasdaq Global Market. If these events occur, our common stock listing on The Nasdaq Global Market could be suspended or terminated and our stock price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to shareholder lawsuits, which could impose significant additional costs on us, divert management attention and materially harm our operating results, financial condition, business reputation and stock price.

Risks Related to Our Intellectual Property

We may not be able to protect our proprietary information or technology adequately.

Our success depends on our proprietary information and technology. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will provide us with any meaningful protection or any competitive advantage. Existing or future patents may be challenged, including with respect to the development and ownership thereof, or narrowed, invalidated or circumvented, which could limit our ability to stop competitors from developing and marketing similar technology or limit the length of terms of patent protection we may have for our technology. In addition, any such challenge could be costly and become a significant diversion of our management’s time and resources. Further, other companies may design around technology we have patented, licensed or developed and, therefore, diminish any competitive advantage we may have from our technology. Also, changes in patent laws or their interpretation in the United States and other countries could diminish the value of our intellectual property or narrow the scope of our patent protection.

These concerns apply equally to patents we have licensed or may in the future license, which may likewise be challenged, invalidated or circumvented. In addition, we generally do not control the patent prosecution and maintenance of subject matter that we license from others. Generally, the licensors are primarily or wholly responsible for the patent prosecution and maintenance activities pertaining to the patent applications and patents we license, while we may only be afforded opportunities to comment on such activities. Accordingly, we are unable to exercise the same degree of control over licensed intellectual property as we exercise over our own intellectual property, and we face the risk that our licensors will not prosecute or maintain it as effectively as we would like.

Third parties may infringe or misappropriate our patents or other intellectual property rights, which could adversely affect our business, financial condition and results of operations. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. In order to protect or enforce our intellectual property rights, we may initiate litigation against third parties, such as infringement suits or interference proceedings. Such litigation may be costly and may not be successful. Litigation may be necessary to:

•	assert claims of infringement;

•	enforce our patents;

•	enforce our licenses;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

The steps we have taken to deter misappropriation of our proprietary information and technology may be insufficient to protect us, and we may be unable to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive in the future from our proprietary rights. In addition, if we operate in foreign jurisdictions in the future, we may not be able to protect our intellectual property in the foreign jurisdictions in which we operate. The legal systems of certain countries do not favor the aggressive enforcement of intellectual property and the laws of certain foreign countries may not protect our rights to the same extent as the laws of the United States. Any actions taken in those countries may have results that are different than if such actions were taken under the laws of the United States. Patent litigation and other challenges to our patents are costly and unpredictable and represent a significant diversion of our management’s time and resources. Our intellectual property may also fall into the public domain. If we are unable to protect our proprietary rights, we may be at a disadvantage to others who did not incur the substantial time and expense we have incurred to create our technology.

Confidentiality agreements with employees and others may not adequately prevent disclosures of trade secrets and other proprietary information.

We rely in part on trade secret protection to protect our confidential and proprietary information and processes. However, trade secrets are difficult to protect. The measures we have taken to protect our trade secrets and proprietary information may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that know-how and inventions conceived by the individual in the course of rendering services to us are our exclusive property. Nevertheless, these agreements may be breached or may not be enforceable, our proprietary information may be disclosed, and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, and we may not have adequate remedies for any resulting losses. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our technology may infringe upon the intellectual property rights of others. Intellectual property infringement claims would be time consuming and expensive to defend and may result in limitations on our ability to use the intellectual property subject to these claims.

Claims asserting that we have violated or infringed upon third party intellectual property rights may be brought against us in the future. We may be unaware of intellectual property rights of others that may cover some of our technology or third parties may have or eventually be issued patents on which our current and future technology may infringe. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Any claims and any resulting litigation could subject us to significant liability for damages, cause us to incur significant expenses and divert management time. A court could enter orders temporarily, preliminarily or permanently enjoining us from making, using, selling or importing any current and future technology or could enter an order mandating that we undertake certain remedial activities. An adverse determination in any litigation of this type could require us to design around a third party’s patent or license alternative technology from another third party, which may not be available on acceptable terms or at all. If we could not do these things on a timely and cost-effective basis, our revenues may decrease substantially and we could be exposed to significant liability. In addition, litigation is time-consuming and expensive to defend and could result in limitations on our ability to use the intellectual property subject to these claims.

Environmental and Regulatory Risks

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of our business.

Our operations are subject to federal, state and local laws and regulations, including environmental and health and safety laws and regulations governing, among other things, the generation, storage, handling, emission, use, transportation and discharge of hazardous substances and other materials into the environment, the integrity of groundwater aquifers and the health and safety of our employees. These laws and regulations can adversely affect the cost, manner or feasibility of doing business. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations. Many laws and regulations require permits for the operation of various facilities, and these permits are subject to revocation, modification and renewal. Governmental authorities have the power to enforce compliance with their regulations, and violations could subject us to fines, injunctions or both.

We could be held liable for contamination at or from our current or former properties and any sites we acquire in the future, as well as for contamination at or from third party sites where we have operated or have disposed of waste, regardless of our fault. We could also be subject to claims from landowners alleging property damage as a result of our operations. Further, we could be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage. In addition, if we are named in an environmental lawsuit alleging contamination at any such site, even if we are not at fault, any such lawsuit could harm our reputation and be costly and become a significant diversion of our management’s time and resources.

Environmental laws are complex, change frequently and have tended to become more stringent over time. Changes in, or additions to, environmental and health and safety laws and regulations could lead to increased operating and compliance costs. Therefore, our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances or other materials may materially harm our business, financial condition and results of operations.

We rely on oil producers to obtain the appropriate permits to operate their wells and waterflood systems, and if they fail to obtain proper permits they could be subject to fines or penalties, and that could harm our business.

In the typical application of our AERO System to a reservoir, the well operator will be responsible for having all applicable permits for operating its wells and waterflood systems. If the well operator fails to have such permits, it could be subject to fines or penalties, which could, in turn, harm our business.

Climate change legislation and regulatory initiatives could result in increased operating costs and decreased demand for our products and services.

Changes in environmental requirements may negatively impact demand for our services. For example, oil exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture and use of greenhouse gases such as carbon dioxide that could adversely affect our business, financial condition and results of operations.

The adoption of any future federal or state laws or implementing regulations imposing restrictions on hydraulic fracturing, if extended to oil recovery operations, could materially harm our business, financial condition and results of operations.

The Environmental Protection Agency, or EPA, has recently focused on concerns about the risk of water contamination and public health problems from drilling and hydraulic fracturing activities. The EPA is conducting a comprehensive research study on the potential adverse effects that hydraulic fracturing may have on water quality and public health. While our technology is unrelated to hydraulic fracturing, it is possible that any federal, state and local laws and regulations that might be imposed on fracturing activities could also apply to oil recovery operations. We cannot predict the outcome of the EPA’s study or whether any new legislation or regulations would impact our business. Any such future laws and regulations could result in increased compliance costs or additional operating restrictions, which, in turn, could materially harm our financial position, results of operations and cash flows.

Risks Related to This Offering

Some of our stockholders could together exert control over us after completion of this offering.

As of September 30, 2011 and after giving effect to the sale of shares of our series C preferred stock after September 30, 2011, our six largest stockholders, consisting of GTI Glori Oil Fund I L.P. and its related funds, or GTI, KPCB Holdings, Inc., or KPCB, Oxford Bioscience Partners V L.P. and its related funds, or Oxford, Rawoz Technology Company Ltd., or Rawoz, Malaysian Life Sciences Capital Fund Ltd., or MLSCF, and ETV owned in the aggregate shares representing approximately 89.6% of our outstanding voting power. After the completion of this offering, these stockholders will own in the aggregate shares representing approximately     % of our outstanding voting power, or approximately     % if the underwriters exercise their over-allotment option in full. After completion of this offering, these stockholders, if they act together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership could therefore depress our stock price.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely be adversely affected. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of, or recommendations regarding, our stock, cease providing research coverage on our stock or provide more favorable relative recommendations about our competitors, the trading price of our stock could be adversely affected.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds and may apply them in ways with which you and other investors in this offering may not agree. Our failure to apply these net proceeds effectively could affect our ability to yield a significant return, if any, on any investment of these net proceeds.

The market price for our common stock may be highly volatile and you may be unable to sell all of your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market after this offering. The market price of shares of our common stock could be subject to wide fluctuations in response to the risks described in this section and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	liquidity;

•	sales of common stock by stockholders;

•	actual or anticipated growth rate relative to our competitors;

•	announcements of technological innovations by us or our competitors;

•	successful implementation of our technology in new areas;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	publication of research reports about us or the industry generally;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	adverse market reaction to any indebtedness we incur in the future;

•	additions or departures of key management or scientific personnel;

•	competition from existing technologies or new technologies that may emerge;

•	commencement of, or involvement in, litigation, including disputes or other developments related to proprietary rights, including patents and our ability to obtain patent protection for our technology;

•	speculation in the press or investment community regarding our business;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	general market and economic conditions; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

Financial markets from time to time experience significant price and volume fluctuations that affect the market prices of equity securities of companies and that may, in many cases, be unrelated to the operating performance, underlying asset values or prospects of such companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively impact the trading price of our common stock. If the trading price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation, and we may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, possibly causing serious harm to our business.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you desire or at the price you desire. The inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss. Furthermore, an inactive trading market may impair our ability to raise capital to continue to fund our operations by selling shares and may also impair our ability to make acquisitions of other companies by using our shares as consideration.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell or indicate an intention to sell substantial amounts of our common stock in the public market, the trading price of our common stock could decline substantially. After this offering, approximately      million shares of our common stock will be outstanding if the underwriters do not exercise their over-allotment option. Of these shares,      million shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market and the remaining outstanding shares are subject to 180-day contractual lock-up agreements with our underwriters. Credit Suisse Securities (USA) LLC may, in its discretion, permit our directors, officers, employees and current stockholders who are subject to these contractual lock-ups to sell shares prior to the expiration of the lock-up agreements. These lock-ups are subject to extension for up to an additional 34 days under some circumstances. See “Shares Eligible for Future Sale — Lock-Up Agreements”.

After the lock-up agreements pertaining to this offering expire, up to an additional approximately      million shares will be eligible for sale in the public market, approximately      million of which are held by directors and executive officers and our other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, the approximately      million shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans and warrants will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, warrants and Rules 144 and 701 under the Securities Act. For additional information, see “Shares Eligible for Future Sale”.

You will experience immediate and substantial dilution in your investment.

The offering price of the common stock is substantially higher than the net tangible book value per share of our common stock, which on a pro forma basis was $      per share of common stock as of September 30, 2011. See “Dilution”. As a result, you will experience immediate and substantial dilution in net tangible book value when you buy common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding. Holders of our common stock will experience further dilution if the underwriters’ over-allotment option to purchase additional shares of common stock from us pursuant to this offering is exercised, if options or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional shares of our common stock at prices lower than our net tangible book value at such time.

Provisions in our organizational documents and in the Delaware General Corporation Law may discourage or prevent takeover attempts that could be beneficial to our stockholders.

Certain provisions of our post-offering organizational documents and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of us or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our post-offering certificate of incorporation and post-offering bylaws will:

•	authorize the issuance of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;

•	limit the persons who can call special stockholder meetings;

•	establish advance notice requirements to nominate persons for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings;

•	not provide for cumulative voting in the election of directors; and

•	provide for the filling of vacancies on our board of directors by action of a majority of the directors and not by the stockholders.

These and other provisions in our organizational documents could allow our board of directors to affect your rights as a stockholder in a number of ways, including making it more difficult for stockholders to replace members of the board of directors. Because our board of directors is responsible for approving the appointment of members of our management team, these provisions could in turn affect any attempt to replace the current management team. These provisions could also limit the price that investors would be willing to pay in the future for shares of our common stock.

Section 203 of the Delaware General Corporation Law also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws”.

We do not plan to pay dividends on our common stock and, consequently, the only opportunity to achieve a return on an investment in our common stock is if the price of our common stock appreciates.

We do not plan to pay dividends on our common stock for the foreseeable future. The only opportunity to achieve a positive return on an investment in our common stock for the foreseeable future may be if the market price of our common stock appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Our Company”, contains forward-looking statements. We may, in some cases, use words such as “project”, “believe”, “anticipate”, “plan”, “expect”, “estimate”, “intend”, “should”, “would”, “could”, “potentially”, or “may”, or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

•	the increase in oil production rate and ultimate quantity of oil recovered using our AERO System;

•	the percentage of the world’s reservoirs that are suitable for our AERO System;

•	our ability to prove our technology and develop and maintain positive relationships with our customers and prospective customers;

•	competition and competitive factors in the markets in which we operate;

•	demand for our AERO System and our expectations regarding future projects;

•	adaptability of our AERO System and our development of additional capabilities that will expand the types of oil fields to which we can apply our technology;

•	our plans to acquire and develop additional non-producing end-of-life oil fields and low-producing oil fields;

•	the expected cost of recovering oil using our AERO System in our projects;

•	our ability to compete with other enhanced oil recovery methods;

•	our spending of the proceeds from this offering;

•	our cash needs and expectations regarding cash flow from operations;

•	our ability to manage and grow our business and execution of our business strategy;

•	our financial performance; and

•	the costs associated with being a public company.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, which apply only as of the date of this prospectus. These important factors include those that we discuss in this prospectus under the caption “Risk Factors” and elsewhere. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on that information and other similar sources and on our knowledge of the markets for our services. That information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe that information from third-party sources used in this prospectus is generally reliable, we have not independently verified the accuracy or completeness of this information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Statements made in this prospectus regarding our belief that “approximately 50% of the oil recovered in the United States has come from reservoirs suitable for our AERO System” are based on data obtained by Nehring Associates, Inc. from their proprietary database on September 28, 2011, or the Nehring Data, and our own limited field data from our AERO System projects. For an oil reservoir to be suitable for our AERO System, the reservoir must be waterflooded, must be composed of sandstone, must have a permeability range greater than 25 milli-darcies and must have a suitable water source. The Nehring Data indicates that, as of 2008, 68.9% of the oil recovered in the United States has come from sandstone reservoirs and 84.9% of that oil has come from sandstone reservoirs having a permeability range greater than 25 milli-darcies. In addition, we have completed injection water analysis in 10 fields for our AERO System projects. Of these 10 fields, only one did not support our AERO System without incurring additional material costs to obtain a suitable water source. Based on the Nehring Data’s sandstone and permeability analysis and our limited field data on water suitability, we calculate that approximately 50% (i.e., 68.9% multiplied by 84.9% multiplied by 90%) of the oil recovered in the United States has been recovered from oil reservoirs suitable for our AERO System.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares of common stock in full), based on the assumed initial public offering price of $      per share, which is the midpoint of the range included on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds we receive from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We have no current specific plans for the use of the net proceeds from this offering. We may use the net proceeds from this offering for working capital and other general corporate purposes, which may include the acquisition, restoration and operation of additional non-producing end-of-life oil fields and low-producing oil fields, capital expenditures associated with our AERO System and expenditures relating to further research and development efforts. We do not, however, have agreements or commitments for any specific property acquisitions at this time. We will have broad discretion in the way we use the net proceeds.

Pending use of the net proceeds from this offering described above, we intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

The primary purposes of this offering are to raise additional capital, create a public market for our common stock, allow us quicker access to the public markets should we need more capital in the future, increase our profile with existing and possible future customers, vendors and strategic partners and make our stock more attractive to our employees and potential employees for compensation purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to finance the growth and development of our business. Accordingly, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2011:

•	on an actual basis; and

•	on a pro forma basis after giving effect to (i) the conversion upon the closing of this offering of all outstanding shares of our preferred stock and accrued and unpaid dividends on our preferred stock into an aggregate of 51,031,327 shares of our common stock, which includes 7,296,607 shares of common stock issuable upon conversion of the series C preferred stock issued after September 30, 2011 (assuming the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering, which conversion ratio is subject to adjustment based on the initial public offering price of our common stock in this offering), subject to additional shares of our common stock being issuable (x) for each day after September 30, 2011 for the daily accrual of unpaid dividends on our series A and series B preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 4% for our series A preferred stock and 8% for our series B preferred stock and (y) for each day after December 30, 2011 for the daily accrual of unpaid dividends on our series C preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 8% through December 30, 2012, (ii) our filing of our post-offering certificate of incorporation, and (iii) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections titled “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

	September 30, 2011
		Pro
	Actual	Forma
	(in thousands,
	except share data)

Cash and cash equivalents	$4,995	$

Long-term debt	$1,500	$
Series A Preferred Stock, $0.0001 par value; 521,852 and zero shares authorized actual and pro forma, 475,541 and zero issued and outstanding actual and pro forma(1)	1
Series B Preferred Stock, $0.0001 par value; 2,901,052 and zero shares authorized actual and pro forma, 2,901,052 and zero issued and outstanding actual and pro forma(2)	1
Preferred Stock, $0.0001 par value; zero and 10,000,000 shares authorized actual and pro forma; zero and zero shares issued and outstanding actual and pro forma	—
Stockholders’ Equity
Common stock, $0.0001 par value; 100,000,000 and 190,000,000 shares authorized actual and pro forma; 2,866,160 and shares issued and outstanding actual and pro forma	1
Additional paid-in capital	26,297
Accumulated deficit	(21,167)

Total Glori Energy Inc. stockholders’ equity	5,133

Total capitalization	$6,633	$

(1)	Between November 2006 and September 2008, we sold an aggregate of 47,554,100 shares of series A preferred stock at a price of $0.2208 per share for gross proceeds of approximately $10.5 million. On October 15, 2009, we effected a 100 to 1 reverse stock split on our series A preferred stock.

(2)	Between October 2009 and May 2011, we sold an aggregate of 2,901,052 shares of series B preferred stock at a price of $5.5216 per share for gross proceeds of approximately $16.0 million.

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

This table excludes the following shares:

•	4,231,539 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2011 with a weighted average exercise price of $0.12 per share;

•	[ ] shares of our common stock reserved for future issuance under our 2012 Omnibus Incentive Plan; and

•	1,020,222 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2011 with a weighted average exercise price of $1.06 per share; and

•	31,031 shares of our common stock issuable upon the exercise of a warrant issued by us to TERI after September 30, 2011 with an exercise price of $0.0001 per share in consideration of services performed by TERI.

In connection with this offering, all of our outstanding preferred stock will be converted into common stock. The antidilution provisions that apply to our series C preferred stock adjust the conversion ratio in the event the initial public offering price is less than $[     ] per share. In this prospectus, we have assumed the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering.

If the initial public offering price is equal to or greater than $[     ] per share, each share of series C preferred stock would be converted into one share of common stock, subject to additional shares of our common stock being issuable for each day after December 30, 2011 for the daily accrual of unpaid dividends on our series C preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 8% through December 30, 2012. If the initial public offering price is less than $[     ] per share, the conversion ratio of our series C preferred stock will adjust so that a greater number of shares of common stock are issued upon conversion. If the initial public offering price is less than $[     ] per share, each share of series C preferred stock will convert into a number of shares of common stock equal to (x) the per share purchase price for our series C preferred stock at issuance, divided by (y) 0.6 multiplied by our initial public offering price per share. For example, if the initial public offering price is $[     ] ([     ]% below $[     ]), an additional [          ] shares of our common stock will be issued upon conversion of our series C preferred stock.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock after this offering.

Our net tangible book value as of September 30, 2011 was $5.1 million, or $1.71 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding. On a pro forma basis, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock and accrued and unpaid dividends on our preferred stock into an aggregate of 51,031,327 shares of our common stock, which includes 7,296,607 shares of common stock issuable upon conversion of the series C preferred stock issued after September 30, 2011 (assuming the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering, which conversion ratio is subject to adjustment based on the initial public offering price of our common stock in this offering), subject to additional shares of our common stock being issuable (x) for each day after September 30, 2011 for the daily accrual of unpaid dividends on our series A and series B preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 4% for our series A preferred stock and 8% for our series B preferred stock and (y) for each day after December 30, 2011 for the daily accrual of unpaid dividends on our series C preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 8% through December 30, 2012; and (ii) our issuance and sale of           shares of common stock in this offering, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, our pro forma net tangible book value as of September 30, 2011 would have been $      million, or $      per share of common stock. This represents an immediate increase in net tangible book value per share of $      to existing stockholders and an immediate dilution of $      per share to new investors. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution:

Initial public offering price per share of common stock		$
Net tangible book value per share as of September 30, 2011	$
Decrease per share attributable to conversion of preferred stock

Pro forma net tangible book value per share as of September 30, 2011
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise their option to purchase additional shares of our common stock from us in full in this offering, the pro forma net tangible book value per share after the offering would be $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      per share and the dilution to new investors purchasing shares in this offering would be $      per share.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value as of September 30, 2011 by approximately $      million, the pro forma net tangible book value per share after this offering by $      per share and the dilution in pro forma net tangible book value per share to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If additional shares of our common stock are issued in connection with the conversion of our series C preferred stock, see “Capitalization”, there will be increased dilution per share to new investors.

The following table summarizes, as of September 30, 2011, on the pro forma basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering assuming no additional shares of our common stock are issued in connection with the conversion of our series C preferred stock:

Total
	Shares Purchased			Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease total consideration paid to us by investors participating in this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of September 30, 2011, there were options and warrants outstanding to purchase a total of 5,251,761 shares of common stock at a weighted average exercise price of $0.30 per share. The above discussion and table assumes no exercise of options and warrants outstanding as of September 30, 2011 or of any later issued options or warrants. If all of these options and warrants were exercised, our existing stockholders, including the holders of these options and warrants, would own     % of the total number of shares of common stock outstanding upon the closing of this offering and our new investors would own     % of the total number of shares of our common stock upon the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated statements of loss, consolidated balance sheets and other data for the periods indicated. The selected consolidated statements of loss data for the years ended December 31, 2008, 2009 and 2010, and the consolidated balance sheets data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statements of loss data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 have been derived from our unaudited consolidated financial statements that are not included in this prospectus. Our unaudited consolidated financial statements as of September 30, 2010 and 2011 and for the nine months ended September 30, 2010 and 2011 have been prepared on the same basis as our annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary in the opinion of management for the fair presentation of this data in all material respects. Our selected consolidated financial data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2006	2007	2008	2009	2010	2010	2011
	(Unaudited, except 2007 Consolidated Balance Sheet Data)					(Unaudited)
	(In thousands, except per share data)

Consolidated Statements of Loss Data:
Revenues	$—	$—	$459	$858	$131	$37	$1,119
Expenses:
Operations	360	792	1,080	1,277	1,163	769	1,966
Research and development	170	1,382	1,188	1,021	1,546	1,061	1,173
Selling, general and administrative	1,247	1,559	1,531	827	1,679	1,080	1,946
Depreciation, depletion and amortization	19	211	378	390	442	316	436

Total expenses	1,796	3,944	4,177	3,515	4,830	3,226	5,521

Loss from operations	(1,796)	(3,944)	(3,718)	(2,657)	(4,699)	(3,189)	(4,402)
Other income (expense), net	3	140	53	(64)	1	—	(74)

Net loss	(1,793)	(3,804)	(3,665)	(2,721)	(4,698)	(3,189)	(4,476)
Less unpaid dividends on Series A and B cumulative convertible preferred stock	(18)	(320)	(440)	(605)	(1,314)	(896)	(1,358)

Net loss applicable to common stockholders	$(1,811)	$(4,124)	$(4,105)	$(3,326)	$(6,012)	$(4,085)	$(5,834)

Net loss per common share, basic and diluted	$(1.74)	$(1.47)	$(1.44)	$(1.16)	$(2.10)	$(1.42)	$(2.00)

Weighted average common shares outstanding	1,044	2,797	2,844	2,863	2,866	2,865	2,911

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$201	$3,528	$827	$6,236	$7,142	$2,845	$4,995
Total assets	415	5,567	2,554	7,454	8,990	4,123	8,566
Long term debt, including current maturities	—	421	1,077	—	—	—	1,500
Total stockholders’ equity	(78)	4,771	1,111	6,959	8,087	3,802	5,133

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of the factors we describe under “Risk Factors” and elsewhere in this prospectus.

Overview

We work with oil producers to integrate our AERO System into existing production infrastructure to increase oil recovery. Our mission is to use microbiology to efficiently recover large quantities of oil currently trapped in reservoirs using existing oil wells.

Conventional oil recovery technology is commonly understood to only extract a cumulative total of one-third of all discovered oil, leaving significant crude oil underground. We focus our proprietary AERO System on increasing the amount of oil that can be recovered by stimulating a waterflood reservoir’s naturally occurring microbes. Based on the results of our first commercial application of our AERO System, our technology extends the life and economic viability of mature oil fields.

Our Operations

Our AERO System is designed, tested and developed to be unique to a specific reservoir. Our AERO System is customized for our customers through the three step S3 process:

•	Sample: The identification and assessment of underground environments where the existing conditions are suitable for microbial life activation.

•	Simulate: The performance of laboratory and field tests to assess microbial activation and to identify customized nutrient formulations that will cause the microbes to grow.

•	Stimulate: The implementation of our AERO System by circulating nutrient formulations in the reservoir to target indigenous microbes and support their growth and allow the recovery of more oil.

Because we deploy our AERO System only within reservoirs with existing waterflood production and utilize the existing infrastructure of that waterflood, the capital costs of implementation are minimized.

Our business plan is to provide services primarily under master service agreements with our customers, with services for specific projects being provided through separate contracts under a master service agreement. Fees for the Sample and Simulate phases are generally quoted as a single fixed amount for services, while fees for the Stimulate phase are usually quoted as a fixed fee per month based upon the scope of the project. Our customers often view the initial Stimulate phase services as a field validation of laboratory results and accordingly the contracted initial stimulation period may be six to twelve months. After the initial field validation is complete, we expect to enter into a longer term contract with our customer for a fee that is higher than the initial Stimulate field validation phase to continue the use of our AERO System to the end of life of the field. Post-validation fees for the Stimulate phase are targeted to reflect the value we create for our customers based on our internal estimates of incremental production from our AERO System.

In April 2011, we initiated oil production from our Etzold field in Kansas, where we revitalized an oil field that had not been in production for several years. This project provides our scientists and engineers with a working oil field to demonstrate our AERO System technology and accelerate customer adoption. We plan to strategically acquire and develop additional non-producing end-of-life oil fields and low-producing oil fields in geographies that we expect will improve our portfolio of demonstration projects and accelerate customer adoption of our technology. We expect that any oil that is produced in the future from the Etzold field or any other oil field that we acquire will be sold by us for profit. We will record revenue from the sale of oil when delivery to the buyer has occurred.

Based upon our preliminary screening of reservoirs best suited for our technology, we are initially focusing our marketing efforts in Texas, Kansas, Oklahoma, Louisiana and California, and in the Canadian provinces of Alberta and Saskatchewan. We have opened sales and field offices in Calgary, Alberta, Bakersfield, California, Liberal, Kansas and Hazlett, Saskatchewan, and have contracts for our services for oil fields in Kansas, Oklahoma, California and Saskatchewan.

Operating expenses consist primarily of the cost of materials used in our nutrient formulations, including blending, transportation to the injection site, injection and warehousing. Cost of revenues also includes field personnel engaged in periodic visits to injection sites for repair and maintenance, well monitoring and sampling as indicated by production results.

Research and development expenses consist primarily of the compensation paid to scientists, engineers and research assistants working in our Houston, Texas laboratory, consulting fees for research assistance, third party laboratory testing and supplies and materials consumed in the research process.

Selling, general and administrative expenses consist primarily of the compensation paid to administrative officers and employees and sales personnel, professional fees, travel, and direct office support expenses.

Depreciation, depletion and amortization consists primarily of depreciation on our leasehold improvements, our laboratory equipment in Houston, the skid-mounted injection equipment used in our AERO System applications and depletion of intangible drilling costs and surface equipment at our Etzold field.

We have relatively few customers, we have not generated substantial revenues from operations, and our costs are largely fixed. As we continue to establish ourselves as a low cost technology service provider, we anticipate generating additional revenues with relatively modest increases in fixed costs, except for the increased costs of being a public company.

Critical Accounting Policies

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue, bad debts, long-lived assets, income taxes and stock-based compensation. These estimates are based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates, and the impact of such differences may be material to our consolidated financial statements.

Critical accounting policies are those policies that, in management’s view, are most important in the portrayal of our financial condition and results of operations. The footnotes to our consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Those critical accounting policies and estimates that require the most significant judgment are discussed below.

Revenue Recognition

Revenue is recognized when all services are concluded, and there is evidence that the customer has accepted the services, which generally coincides with invoicing. For contracts which have multiple deliverable arrangements, including those contracts lacking objective and reliable evidence regarding the fair value of the undelivered items, revenue recognition is deferred in accordance with Accounting Standards Codification (“ASC”) 605, Revenue Recognition: Multiple-element Arrangements.

In this regard, our contracts have historically fallen into three categories and each category receives distinct application of revenue recognition based upon management’s assessment of its contractual elements:

•	Contracts that are only for research-related services in the Sample and Simulate phases. Revenues for services delivered under such contracts are deferred until the conclusion of the service and acceptance by the customer, usually denoted by the presentation by us of a written report to the customer.

•	Contracts that are only for field-related services in the Stimulate phase. Revenues are recognized ratably over the term of the field-related services.

•	Contracts containing both research-related services and field-related services. Revenues are recognized for the research related services and the field-related services as described above, if the customer has the unilateral right to proceed to field-related services after completion of the research-related services. If the field-related services will be delivered under the contract terms without the customer’s unilateral right to proceed, revenue for the research-related services are deferred and recognized ratably over the term of the field-related services.

Oil and Gas Activities

Successful Efforts Method.  We intend to use the successful efforts method of accounting for oil producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells will be capitalized.

Revenue Recognition.  We intend to follow the “sales” method of accounting for crude oil revenue. Under this method, we will recognize revenue on production as it is taken and delivered to its purchasers.

Depletion.  The estimates of crude oil reserves utilized in the calculation of depletion will be estimated in accordance with guidelines established by the Society of Petroleum Engineers, the SEC and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. We emphasize that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. Our policy will be to amortize capitalized crude oil costs on the unit of production method, based upon these reserve estimates.

We intend to assess our proved properties for possible impairment on an annual basis as a minimum, or as circumstances warrant, based on geological trend analysis, changes in proved reserves or relinquishment of acreage. When impairment occurs, the adjustment is recorded to accumulated depletion.

Asset Retirement Obligation.  In October 2010, we acquired the Etzold field in exchange for nominal consideration, our agreement to indemnify the seller for certain environmental matters and the assumption of liabilities relating to the leasehold interest, including the asset retirement obligation (plugging and abandonment) for the existing wells on the leasehold. We account for our asset retirement obligation, or ARO, in accordance with ASC 410, Asset Retirement and Environmental Obligations. The fair value of a liability for an ARO is required to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. We determine our ARO by calculating the present value of the estimated cash flows related to the liability based upon estimates derived from management and external consultants familiar with the requirements of the retirement and our ARO is reflected in the accompanying consolidated balance sheet as a noncurrent liability. We have not funded nor dedicated any assets to this retirement obligation. The liability is periodically adjusted to reflect (1) new liabilities incurred; (2) liabilities settled during the period; (3) accretion expense; and (4) revisions to estimated future plugging and abandonment costs.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and depreciated over the remaining estimated useful lives of the associated assets, and repairs and maintenance costs are charged to expense as incurred. When property and equipment are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations for the respective period.

Depreciation and amortization for long lived assets are recognized over the estimated useful lives of the respective assets by the straight line method.

Stock-Based Compensation

Prior to the adoption of our 2012 Omnibus Incentive Plan, we had one stock-based compensation plan, the Glori Oil Limited Amended and Restated 2006 Stock Option and Grant Plan, or the 2006 Plan. All equity instruments granted under the 2006 Plan are settled in stock. Since the adoption of our 2006 Plan, we have recorded all share based payment expenses in accordance with the provisions of ASC 718, Compensation- Stock Compensation. The following table summarizes the stock options granted in 2009, 2010 and 2011 with their exercise prices and the fair value of the underlying common stock per share. No stock options have been granted after December 26, 2011.

		Exercise	Fair Value
	Number of	Price	per Underlying
Date of Issuance	Options	per Share	Share

October 15, 2009	1,709,604	$0.078	$0.078
January 1, 2010	45,537	0.078	0.078
January 4, 2010	36,056	0.078	0.078
February 3, 2010	22,796	0.078	0.078
April 1, 2010	383,105	0.078	0.078
September 1, 2010	22,711	0.078	0.078
September 22, 2010	450,712	0.078	0.078
October 15, 2010	1,258,600	0.078	0.078
December 26, 2011	980,481	1.15	1.15

In the absence of a public market for our common stock, prior to 2009, the fair value of our common stock underlying stock options has historically been determined by our board of directors based upon pre-money valuations of equity offerings. In connection with making these determinations in 2009 and 2010, we engaged a third-party valuation advisor to provide a valuation of our stock as of October 15, 2009, coincident with the conclusion of our series B preferred stock transaction. Our board of directors considered the October 15, 2009 valuation in making its fair value determination as of October 15, 2009. The board of directors continued to utilize the October 15, 2009 common stock valuation to establish the exercise price for the stock options granted throughout 2010, as it was the most recent valuation of our common stock, and our board of directors determined that no material developments had occurred in our business to change that valuation materially.

In 2011, our board of directors determined that there have been material developments in our business and, accordingly, engaged the same third-party valuation advisor that provided the 2009 valuation to provide a valuation of our common stock as of October 31, 2011. Our board of directors considered the October 31, 2011 valuation in making its fair value determination as of October 31, 2011. Our board of directors used its October 31, 2011 valuation to establish the exercise price for the stock options granted on December 26, 2011.

We recognize expense for stock-based compensation using the calculated fair value of options on the grant date of the awards. We did not issue fractional shares nor pay cash in lieu of fractional shares and currently do not have any awards accounted for as a liability.

Our policy is to recognize compensation expense for service-based awards on a straight-line basis over the requisite service period for the entire award. Stock-based compensation expense is based on awards ultimately expected to vest.

The fair value of each option award was estimated on the grant date using a Black-Scholes option valuation model, which uses certain assumptions as of the date of grant:

•	Risk-free interest rate — risk-free rate, for periods within the contractual terms of the options, is based on the U.S. Treasury yield curve in effect at the time of grant

•	Expected volatility — based on peer group price volatility for periods equivalent to the expected term of the options

•	Expected dividend yield — expected dividends based on our expected dividend rate at the date of grant

•	Expected life (in years) — expected life adjusted based on management’s best estimate for the effects of non-transferability, exercise restriction and behavioral considerations

•	Expected forfeiture rate — expected forfeiture rate based on historical and expected employee turnover

We have computed the fair value of all options granted during the years ended December 2009, 2010 and 2011, using the following assumptions:

	2009	2010	2011

Risk-free interest rate	1.5%	1.5%	0.04%
Expected volatility	80.0%	80.0%	75.0%
Expected dividend yield	—	—	—
Expected life (in years)	3.21	3.21	3.45
Expected forfeiture rate	—	—	—

Taxes

We account for income taxes using the asset and liability method wherein deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to net operating loss carry forwards, measured by enacted tax rates for years in which taxes are expected to be paid, recovered or settled. A valuation allowance is established to reduce deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We follow ASC 740, Income Taxes (ASC 740), which creates a single model to address accounting for the uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position must meet before recognition in the consolidated financial statements. We do not have a tax position meeting the criteria of ASC 740.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations. In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards, or NOLs, to offset future taxable income. We believe that our issuance of series B preferred stock on October 15, 2009 resulted in a Section 382 ownership change limitation. We estimate that approximately $5.4 million of our $19.8 million NOLs at September 30, 2011 will expire unused due to Section 382 ownership change limitations. In addition, if we undergo an ownership change in connection with or after this public offering, our ability to utilize NOLs could be limited further by Section 382. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations.

New Accounting Pronouncements

See our audited and unaudited consolidated financial statements included elsewhere in this prospectus for details regarding our implementation and assessment of new accounting standards. Our management has assessed other accounting standards not adopted and determined that, at this time, there will be no material impact to us from these other accounting standards.

Results of Operations

The following table sets forth selected financial data for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands)

Revenue	$459	$858	$131	$37	$1,119
Operating expenses
Operations	1,080	1,277	1,163	769	1,966
Research and development	1,188	1,021	1,546	1,061	1,173
Selling, general and administrative	1,531	827	1,679	1,080	1,946
Depreciation, depletion and amortization	378	390	442	316	436

Total operating expenses	4,177	3,515	4,830	3,226	5,521

Loss from operations	(3,718)	(2,657)	(4,699)	(3,189)	(4,402)
Total other income (expense), net	53	(64)	1	—	(74)

Net loss	$(3,665)	$(2,721)	$(4,698)	$(3,189)	$(4,476)

Nine Months Ended September 30, 2011 and 2010

Revenue.  Revenue increased to $1.1 million for the nine months ended September 30, 2011 from $37,000 for the nine months ended September 30, 2010. The increase in revenue was primarily attributable to revenues from a pilot program commenced in May 2010 in the amount of $210,000, the continuation of services for this customer in the amount of $397,000 and commencement of services to a new customer totaling $366,000. The service contracts for these customers contain short-term cancellation provisions, so the historical revenue from those contracts may not be indicative of future revenue derived from those contracts.

Operations.  Operations expenses increased by $1.2 million, or 155.7%, to $2.0 million for the nine months ended September 30, 2011 from $769,000 for the nine months ended September 30, 2010. The increase was primarily due to $274,000 of operating expenses related to our Etzold field, increased labor costs due to more employees working in this area in the amount of $121,000, expenses relating to the commencement of operations in Canada and California in the amount of $423,000 and recruiting expenses in the amount of $91,000.

Research and development.  Research and development expenses increased by $112,000, or 10.6%, to $1.2 million for the nine months ended September 30, 2011 from $1.1 million for the nine months ended September 30, 2010, primarily due to severance compensation paid to a former employee in the amount of $105,000.

Selling, general and administrative.  Selling, general and administrative expenses increased by $866,000, or 80.2%, to $1.9 million for the nine months ended September 30, 2011 from $1.1 million for the nine months ended September 30, 2010. The increase was primarily due to $192,000 in executive recruiting fees, professional fees incurred due to the incorporation and management of subsidiaries in the amount of $146,000, increased expenses for business development personnel and a new sales office in Canada totaling $255,000 and the addition of administrative personnel in the amount of $218,000.

Depreciation, depletion and amortization.  Depreciation, depletion and amortization increased by $120,000, or 38.0%, to $436,000 for the nine months ended September 30, 2011 from $316,000 for the nine months ended September 30, 2010. The increase was primarily due to depletion of $50,000 recognized on the company’s Etzold field and additions to property and equipment.

Other income (expense).  Other net expense of $74,000 for the nine months ended September 30, 2011 was primarily due to the loss of $34,000 on abandonment of laboratory equipment related to the termination of operations in Argentina and $40,000 of interest expense from the promissory note issued May 31, 2011.

Years Ended December 31, 2010 and 2009

Revenue.  Revenue decreased by $727,000, or 84.7%, to $131,000 for the year ended December 31, 2010 from $858,000 for the year ended December 31, 2009. The decrease in revenue was primarily attributable to the conclusion of a laboratory research project and the conclusion of a field project performed in Wyoming which contributed $238,000 and $395,000, respectively, to revenues for the year ended December 31, 2009. Our pilot project that started in May 2010 did not start generating material revenue until 2011.

Operations.  Operations expenses decreased by $114,000, or 8.9%, to $1.2 million for the year ended December 31, 2010. The decrease was primarily the result of decreased material costs totaling $72,000 attributable to the substantial reduction in services provided to customers and decreased recruiting expenses of $19,000.

Research and development.  Research and development expenses increased by $525,000, or 51.4%, to $1.5 million for the year ended December 31, 2010 from $1.0 million for the year ended December 31, 2009, primarily due to the significant addition of research scientists to support our technical development in the amount of $288,000 and the related consumption of materials, supplies and supporting expenses used in the research process totalling $229,000.

Selling, general and administrative.  Selling, general and administrative expenses increased by $852,000, or 103.0%, to $1.6 million for the year ended December 31, 2010 from $827,000 for the year ended December 31, 2009. The increase was primarily due to additional salary expense of $130,000, increased bonus compensation expense of $41,000, increased travel expense of $151,000, expenses related to the hiring of two full time sales personnel during the year of $296,000 and increased marketing expenses, including opening a sales office in Alberta for $43,000.

Depreciation, depletion and amortization.  Depreciation, depletion and amortization increased by $52,000, or 13.3%, to $442,000 for the year ended December 31, 2010 from $390,000 for the year ended December 31, 2009. The increase was primarily due to the addition of property and equipment including the purchase of the Etzold field in October 2010.

Other income (expense).  Other expense in 2009 was comprised primarily of interest expense on a term loan that was repaid with proceeds we received from the issuance of our series B preferred stock to investors.

Years Ended December 31, 2009 and 2008

Revenue.  Revenue increased by $399,000, or 86.9%, to $858,000 for the year ended December 31, 2009 from $459,000 for the year ended December 31, 2008. The increase in revenue was primarily attributable to a laboratory research project totalling $238,000 and a field project in Wyoming totalling $395,000 offset by reduced commercial activities relating to a prior generation of our technology.

Operations.  Operating expenses increased by $197,000, or 18.2%, to $1.2 million for the year ended December 31, 2009 from $1.0 million for the year ended December 31, 2008. The increase was primarily the result of increased expenses for materials and direct services as a result of the increase in our revenue.

Research and development.  Research and development decreased by $167,000, or 14.1%, to $1.0 million for the year ended December 31, 2009 from $1.2 million for the year ended December 31, 2008, primarily due to the reduction of contract personnel of $167,000.

Selling, general and administrative.  Selling, general and administrative expenses decreased by $704,000, or 46.0%, to $827,000 for the year ended December 31, 2009 from $1.5 million for the year ended December 31, 2008. The decrease was primarily due to reduced professional fees of $64,000, no dedicated sales personnel for 2009 resulting in $157,000 of reduced expenses and the conclusion of our business development initiative to acquire producing oil properties, which reduced expenses in 2009 by $482,000.

Depreciation, depletion and amortization.  Depreciation, depletion and amortization increased by $22,000, or 3.2%, to $390,000 for the year ended December 31, 2009 from $378,000 for the year ended December 31, 2008. The increase was primarily due to nominal asset additions.

Other income (expense).  Other expense (net) in 2008 was comprised primarily of interest income. In 2009, we incurred interest expense from a term loan.

Liquidity and Capital Resources

Our primary sources of liquidity and capital since our formation have been proceeds from equity issuances. To date, our primary use of capital has been to fund our research and development activities and our operations. Through September 30, 2011, we raised approximately $25.7 million of net proceeds through private offerings of our common and preferred stock. On December 30, 2011 and January 19, 2012, we issued and sold an aggregate of 7,296,607 shares of series C preferred stock for aggregate consideration of approximately $20 million.

At September 30, 2011, we had working capital of $3.6 million, including cash and cash equivalents of $5.0 million, accounts receivable of $148,000 and other current assets of $146,000, offset by $992,000 in accounts payable, $483,000 in deferred revenue and $191,000 in accrued expenses.

At December 31, 2010, we had working capital of $6.8 million, including cash and cash equivalents of $7.1 million, accounts receivable of $164,000 and other current assets of $187,000, offset by $395,000 in accounts payable, $125,000 in deferred revenue, and $131,000 in accrued expenses.

Since 2008, we have spent $2.0 million on capital expenditures, principally to revitalize our Etzold field, for field and laboratory equipment and to construct our AERO System deployment modules and related equipment.

During the twelve months after completion of this offering, we expect our principal sources of liquidity to be the net proceeds from this offering and revenues from operating activities. In forecasting our cash flows we have considered factors including the expenses of maintaining a publicly traded corporation, the increased personnel required to implement our business strategy and the capital expenditures required for the acquisition of oil properties to accelerate the adoption of our technical services. As of January 16, 2012, we did not have any commitments for the acquisition of oil properties or any other significant capital commitments.

During the nine months ended September 30, 2011, we expended $1.6 million on capital expenditures, primarily to redevelop our Etzold field and construct and transport equipment used with our AERO System process. Our capital expenditures were funded from available working capital and private equity issuances. We expect that the net proceeds from this offering and cash flows from operations will fully fund our capital expenditure requirements and working capital needs for at least the next twelve months.

Although we believe that we will have sufficient liquidity and capital resources to meet our operating requirements and expansion plans for the next twelve months, we may want to pursue additional expansion opportunities which could require additional financing, either debt or equity. If we are unable to secure additional financing at favorable terms in order to pursue such additional expansion opportunities, our ability to maintain our desired level of revenue growth could be materially adversely affected.

The following table sets forth the major sources and uses of cash for the periods presented:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands)

Net cash used in operating activities	$(3,131)	$(2,033)	$(4,263)	$(3,155)	$(3,499)
Net cash used in investing activities	(231)	(49)	(615)	(236)	(1,625)
Net cash provided by financing activities	661	7,491	5,784	—	2,977

Operating Activities

During the nine months ended September 30, 2011, our operating activities used $3.5 million in cash. Our net loss for the nine months ended September 30, 2011 was $4.5 million. Non-cash expenses totaled $533,000, consisting of $436,000 of depreciation and amortization, $45,000 for stock-based compensation expense, $37,000 loss on disposition of equipment and $15,000 accretion of the asset retirement obligation. Accounts payable increased by $597,000, deferred revenue increased by $358,000, accrued expenses increased by $60,000, inventory decreased by $20,000, accounts receivable decreased by $16,000, prepaid expenses decreased by $21,000 and deferred offering costs increased by $628,000. The increase in deferred revenue relates to additional contracts, with the revenue for some contracts being deferred because they contained multiple deliverable elements. The increase in the accounts payable resulted from the deferred offering costs.

During the nine months ended September 30, 2010, our operating activities used $3.2 million in cash. Our net loss for the nine months ended September 30, 2010 was $3.2 million. Non-cash expenses totaled $348,000, consisting of $316,000 of depreciation and $32,000 for stock-based compensation expense. Prepaid expenses increased by $149,000, accrued expenses decreased by $184,000, inventory increased by $15,000 and accounts payable decreased by $10,000, all partially offset by a decrease in accounts receivable of $24,000.

During the year ended December 31, 2010, our operating activities used $4.3 million in cash. Our net loss for the year ended December 31, 2010 was $4.7 million. Non-cash expenses totaled $487,000, consisting of $442,000 of depreciation and amortization and $45,000 for stock-based compensation expense and loss on the disposal of assets. Accounts receivable increased $140,000, accrued expenses decreased $109,000 and prepaid expenses increased $86,000, offset in part by an increase in accounts payables of $140,000, an increase in deferred revenue of $125,000 and a decrease in inventory of $18,000. The increase in accounts receivable resulted from the reimbursement of certain research costs not collected until after year end, while the increase in prepaid expenses is related to increased prepaid insurance premiums and deposits on laboratory equipment. The increase in accounts payable was due to obligations incurred in the evaluation of the Etzold property that were settled after year end, and the increase in deferred revenue is related to a prepayment on a research contract that was not completed until after year end.

Our cash flow from operations is subject to many variables, the most significant of which is the adoption rate of our technology and the demand for our services, which can also be impacted by the level of oil prices and the capital expenditure budgets of our customers and potential customers. Our future cash flow from operations will depend on our ability to increase our contracted services through our sales and marketing efforts.

Investing Activities

Our capital expenditures were $1.6 million for the nine months ended September 30, 2011 compared to $236,000 for the nine months ended September 30, 2010. Capital expenditures for the first nine months of 2011 consisted primarily of expenditures in connection with redeveloping our Etzold field for $877,000 and the construction of skid-mounted injection equipment used in our AERO System process totalling $616,000. Capital expenditures were $615,000 for the year ended December 31, 2010 compared to $49,000 for the year ended December 31, 2009, consisting primarily of equipment and expenditures related to the Etzold field.

Financing Activities

During the nine months ended September 30, 2011, cash provided by financing activities was approximately $3.0 million, primarily due to the net proceeds of approximately $2.9 million from our sale of series B preferred stock to ETV and the sale to ETV of a $1.5 million convertible promissory note, or the ETV Note, which was a convertible promissory note maturing in November 2012, subject to extension and bearing interest at 8%. On December 30, 2011 and January 19, 2012, we issued and sold an aggregate of 7,296,607 shares of series C preferred stock for aggregate consideration of approximately $20 million. At the closing of the December 30, 2011 sale of our series C preferred stock and in payment of the ETV Note, the ETV Note was converted into 572,793 shares of series C preferred stock in accordance with the terms of the ETV Note by taking the principal outstanding under the ETV Note, plus all accrued and unpaid interest through December 30, 2011, and dividing this amount by the series C purchase price per share.

During the year ended December 31, 2010, cash provided by financing activities was $5.8 million resulting from the net proceeds from our sale of series B preferred stock.

During the year ended December 31, 2009, cash provided by financing activities was $7.5 million, primarily due to net proceeds of approximately $8.6 million from our initial sale of series B preferred stock, offset in part by the repayment of $1.1 million, net, under our secured long-term debt arrangement.

During the year ended December 31, 2008, cash provided by financing activities was $661,000, primarily due to a net borrowing of $656,000 under our secured long-term debt arrangement.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, except for operating lease obligations presented in the table below.

Contractual Obligations and Commercial Commitments

At December 31, 2010, we had contractual obligations and commercial commitments as follows:

	Payments Due By Period
		Less Than 1			More Than
Contractual Obligations	Total	Year	1-3 Years	3-5 Years	5 Years

Operating Lease Obligations(1)	$167	$128	$39	$—	$—
Asset Retirement Obligation(2)	252	—	—	252	—

Total	$419	$128	$39	$252	$—

(1)	Our commitments for operating leases relate to the lease of our office and warehouse facilities in Houston, Texas, Calgary, Alberta, and Mendoza, Argentina. After December 31, 2010, we also entered into additional operating leases for warehouse facilities in Bakersfield, California and Hazlett, Saskatchewan. In April 2011, we terminated the lease in Mendoza, Argentina. In September 2011, we extended the Houston lease through May 2014.

(2)	Relates to the Etzold field.

In conjunction with the sale of series B preferred stock to ETV in May 2011, we sold to ETV the ETV Note. On December 30, 2011 and January 19, 2012, we issued and sold an aggregate of 7,296,607 shares of series C preferred stock for aggregate consideration of approximately $20 million. At the closing of the December 30, 2011 sale of our series C preferred stock and in payment of the ETV Note, the ETV Note was converted into 572,793 shares of series C preferred stock in accordance with the terms of the ETV Note by taking the principal outstanding under the ETV Note, plus all accrued and unpaid interest through December 30, 2011, and dividing this amount by the series C purchase price per share.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

We had unrestricted cash and cash equivalents totaling approximately $6.2 million, $7.1 million and $5.0 million at December 31, 2009, December 31, 2010 and September 30, 2011, respectively. These amounts were invested primarily in demand deposit savings accounts and are held for working capital purposes. The primary objective of our investment activities is to preserve our capital for the purpose of funding our operations.

Foreign currency risk

Historically, substantially all of our contracts have been denominated in United States dollars, though management anticipates that certain foreign markets will present opportunities in the future resulting in foreign currency denominated contracts. Should this occur, we will be subject to a variety of risks, including foreign currency exchange rate fluctuations relating to foreign operations and certain purchases from foreign vendors. In the normal course of business, we shall assess these risks and have established policies and procedures to manage our exposure to fluctuations in foreign currency values.

OUR COMPANY

Our Company

We are a clean-technology company that uses biotechnology designed to release potentially large quantities of oil that remain trapped in oil reservoirs after implementation of conventional oilfield technologies. Only about one-third of the oil discovered in a typical reservoir is recoverable using conventional oil production technology, leaving the remaining two-thirds trapped in the reservoir rock. Our AERO System technology stimulates the native microorganisms that reside in the reservoir to improve the recoverability of this trapped oil. Our AERO System incorporates a dedicated field deployment unit designed to work with the customer’s existing waterflood operations. Waterflooding is a commonly used process of injecting water into the reservoir in order to increase oil recovery. Our AERO System does not have any significant new impact on the environment because it utilizes existing production equipment and infrastructure and does not change the nature of the customer’s oil production operations. Implementation of our AERO System does not require the drilling of new wells nor does it require other significant new capital investment.

Our AERO System economically increases the oil production rate and the ultimate quantity of oil recovered over the life of the oil field, and extends the life of the field by integrating sophisticated biotechnology with traditional oil production techniques. We believe that traditional enhanced oil recovery techniques, consisting of the injection of gas, steam or chemicals into the reservoir, introduce new environmental risks and are more expensive. Results from the first commercial field deployment of our AERO System, which were derived from one oil producing well, indicate that it may recover up to 20% of the oil that would otherwise be left behind at the end of the economic life of the well. This project also demonstrates a 60% to 100% improvement in total production rate, and we estimate that our cost for this project, excluding minimum upfront capital costs, will be approximately $5 per incremental barrel of oil. We expect that the costs for future full scale commercial implementations of our technology would not be higher than $5 per barrel, particularly if the size of the project is larger than our first AERO System commercial field deployment. We anticipate growing our business primarily by working with E&P companies to deploy AERO System technology in appropriate oil fields around the globe.

We have performed extensive laboratory and field testing to validate, integrate and develop technology transferred from three different scientific groups that collectively represents decades of funded research and development. Our technology is protected by several patents and patent applications. We and our technology partners, Statoil, TERI and Biotopics, have applied our predecessor technologies and the AERO System in more than 100 wells throughout the world. For more information about our technology partners, see “Our Company — Technology — Research and Development”. We estimate that these predecessor technologies have recovered over 6 million barrels of oil that would not have otherwise been recovered. We have developed our AERO System technology based upon a philosophy of continual improvement and research and development both internally and with the assistance of our technology partners and their prior research and development. Our AERO System is an advancement of those predecessor technologies.

We estimate that the first commercial application of our AERO System, starting in May 2010, has already produced more than 26,000 incremental barrels of oil. We have executed commercial contracts with several international and domestic E&P companies and anticipate continuing to demonstrate results with AERO System technology and expanding our customer base.

We were incorporated as Glori Oil Limited, a Delaware corporation, in November 2005 and changed our name to Glori Energy Inc. in May 2011. In addition to the initial funding by our founders, we have successfully concluded a series of venture capital and private equity offerings between 2007 and 2011 totaling approximately $26 million. Our principal stockholders include the following stockholders and some of their affiliates: GTI Group, Kleiner Perkins Caufield & Byers, Oxford Bioscience Partners, Rawoz Technology Company Ltd., Malaysian Life Sciences Capital Fund Ltd. and Energy Technology Ventures, LLC, which is a joint venture of General Electric, ConocoPhillips and NRG Energy.

Our Market Opportunity

Our market consists of domestic and international oil production waterflood sites. According to a 2011 report from the EIA, demand for oil globally is projected to grow from 85.7 million barrels per day in 2008 to 112.2 million barrels per day in 2035. As oil trades on a global market, the price of oil is not significantly sensitive to local demand and supply fluctuations. While global demand for oil is forecasted to grow, there is an increasing gap between new discoveries and production, decreasing the world’s oil reserves, as it is becoming harder and more expensive to find new oil reservoirs. As a result, enhanced oil recovery technology to improve oil production at mature fields is increasingly important to offset declining reserves.

According to a 2008 Shell Technology publication entitled Enhanced Oil Recovery, 4% of global production (approximately 3 million barrels per day) in 2008 came from traditional oil recovery techniques of thermal injection, gas injection and chemical injection. According to that same publication, 14% of United States production (649,000 barrels per day) in 2008 was produced through these methods. The global enhanced oil recovery market value is forecasted to grow at a compounded annual rate of 63% from 2009 through 2015 according to the SBI Report. By 2015, the annual enhanced oil recovery market is forecasted to increase to over $1.3 trillion according to the SBI Report.

Conventional oil recovery operations, including waterflood, are commonly believed to only extract around one-third of the original oil in place in a reservoir, leaving large quantities behind at the end of life of an oil field. According to the Oil & Gas Journal, “Global Oil Reserves-2: Recovery factors leave EOR plenty of room for growth”, Volume 105, Issue 42, dated November 12, 2007, a one percent increase in the efficiency of global hydrocarbon recovery would expand conventional oil reserves by 88 billion barrels, which would be enough to replace three years of world production at the 2007 rate of 27 billion barrels per year. Worldwide, recovery from existing oil fields averages only about one-third of the oil in place, leaving a large target for application of our AERO System technology in suitable oil fields.

According to the IEA May 2011 Oil Market Report, the United States produced approximately 7.9 million barrels of oil per day in April 2011 and, according to the U.S. Department of Energy Idaho National Laboratory, waterflooding accounts for more than one-half of the United States domestic oil production, or approximately 4 million barrels of oil per day. Assuming one-half of those waterfloods are suitable for application of our AERO System, we estimate the annual incremental production opportunity for oil producers using our AERO System to be greater than $10 billion in the United States based on an assumed price of $80.00 per barrel and a total production rate increase from the application of our AERO System of only 30% (compared to the approximate increase of 60% to 100% in the total production rate from May 2010 through July 2011 at our first commercial application of our AERO System). As the United States accounted for approximately 9% of the world’s oil production in April 2011 according to the IEA May 2011 Oil Market Report, the potential annual international market is substantially larger.

We anticipate our primary competition for this sizable market will come from traditional enhanced oil recovery technologies, such as thermal injection, gas injection and chemical injection, as well as from other microbial enhanced oil recovery methods. We believe that our AERO System is superior to traditional enhanced oil recovery technologies both economically and environmentally. Our AERO System is able to recover oil that traditional enhanced oil recovery methods may not be able to recover on a cost effective basis. We also believe our AERO System has a lower capital expenditure profile than any traditional enhanced oil recovery technology since it requires no new meaningful infrastructure investment. Because our AERO System utilizes naturally occurring microbes in the reservoir, we believe its processes do not cause any damage to the environment.

According to a November 2007 Oil & Gas Journal article, about 50% of the world’s oil lies in small to medium sized reservoirs, which are generally untouched by traditional enhanced oil recovery processes. Our AERO System is well suited for smaller and medium sized reservoirs because our technology does not require large scale operations to be economical, unlike thermal injection, gas injection and chemical injection.

We are focused on the United States and Canada as initial target markets and are also pursuing opportunities to develop projects in the Middle East, initially in Oman, and South America, initially in Brazil.

According to the EPA’s website, updated October 20, 2011, approximately 144,000 wells were being used for waterflooding of oil reservoirs in the United States. Our AERO System is currently designed for sandstone reservoirs with a permeability range greater than 25 milli-darcies. According to the Nehring Data, approximately 68.9% of the oil recovered in the United States has come from sandstone reservoirs, and approximately 84.9% of that oil came from sandstone reservoirs having a permeability range greater than 25 milli-darcies.

In addition to these producing oil fields, we believe there are many oil fields under temporary abandonment status that are not producing oil. We believe that the competition to acquire such oil fields is low and that we will be able to acquire sufficient oil fields in order to execute our strategy of acquiring such oil fields for research purposes and to showcase our technology for oil producers in the area.

Technology

Traditional Oil Production

Traditional oil production is carried out through primary or pressure-driven mechanisms followed by water injection, also known as waterflood, which increases reservoir pressure and displaces some of the oil remaining in the reservoir. However, two-thirds of the original oil in place typically remains trapped in the oil reservoir even after waterflooding.

Our Technology

Microbes residing in oil reservoirs have the natural ability to use oil as a food source to facilitate growth given the right conditions. Growth of microbes on the oil is a fundamental requirement for AERO System functionality. Since the oil acts as a food source, the bulk of ingredients to fuel the AERO System are already in the reservoir, limiting the externally added components to the specific nutrients we introduce and water, and the microbial growth and action occur only where the oil is trapped. This process is complex and depends on several distinct groups of microbes performing specialized tasks in the chain of biological reactions. The complexity of the process makes it vulnerable to disruption from external changes in the surrounding environment. We leverage our knowledge of how to establish a consistent environment with the right characteristics for mobilization of trapped oil in our AERO System. We do not introduce specific microbes selected for purpose, nor do we rely upon genetically-engineered microorganisms. Instead we add customized nutrients to the reservoir to grow the existing indigenous microbes in that reservoir.

When the analysis and process development for the candidate field have been completed, the project moves into the deployment phase. We have designed our deployment systems to integrate with current oilfield waterflood equipment to simplify installation. This has resulted in modular field units that can be customized for continuous input of nutrients to the reservoir. Furthermore, our field units are equipped with sensors to monitor performance remotely, which allows us to service oil fields efficiently in remote locations. Deployment of our AERO System is accomplished by integrating our AERO System with the existing infrastructure in the oil field. The oil that is produced from the utilization of our AERO System is delivered to market using the existing wells and pipelines that are already available to the oil producer. The additional oil that is captured by our AERO System is not altered in the process. We have verified this by continuous operation of an oil field pilot project for more than one year during which no significant change in the n-alkane distribution, a measure often used for the characterization of crude oil, could be detected. Depending on the amount of oil trapped in the reservoir, we believe the production benefits from AERO System deployment will be sustained over many years until up to an additional 20% of the remaining oil has been produced. While we currently apply the technology to mature waterfloods, we anticipate further performance improvements when our AERO System process is initiated at an earlier stage of oil recovery.

As part of the implementation of our AERO System process, we analyze the injection water and water treatment system at the candidate oil field to determine if the water quality is compatible with AERO System requirements. We do not need potable water for our AERO System to be successful, but we do need the water to be able to support microbial life.

Our initial results indicate that our AERO System may recover up to 9-12% of the original oil in place in a reservoir. The diagram below illustrates the percentages of oil in reservoirs that are unrecoverable and recoverable using conventional oil recovery operations and our AERO System.

(1)	For illustrative purposes, assumes a 10% recovery of original oil in place due to our AERO System.

Research and Development

Our research and development strategy seeks to extend the reach and effectiveness of our AERO System by focusing on the fundamental mechanisms of microbe-oil interactions. We have made significant investments in the development of our AERO System and will continue to fund further technology development in the future. Deployment of our AERO System enables and activates key microbial functionalities within an oil reservoir. These functionalities mobilize otherwise trapped oil resulting in increased production of oil. The functionalities required for successful deployment of our AERO System will be analogous between different reservoir conditions, but the microbes performing them and the nutrients required to best stimulate their growth may be different. To understand this complex system of diverse microbes and their interactions requires understanding the molecular mechanisms at work. As our knowledge of the biochemistry of oil mobilization by our AERO System develops, we expect to have the ability to both improve current deployment strategies and deploy our AERO System in a greater range of reservoir conditions. To this end, our research and development team is pursuing five initiatives:

•	Molecular characterization of microbe-oil interactions to deepen our understanding of the process of oil mobilization and key effector molecules

•	Functional genomics to link the genetic potential of reservoir microbial populations to specific stimulation strategies

•	Geophysical characterization of microbial oil mobilization to advance simulation and modeling

•	Formulations for delivering essential and supplemental nutrients that promote growth of microbes with specific functions across a broad range of reservoir conditions (salinity, temperature, acidity)

•	Microbial activation strategies for mobilizing heavy oils

Combined, these research and development programs are designed to drive down costs per incremental barrel of oil produced by increasing oil yield and production rates as well as by increasing both the number of candidate oil fields and the scale of deployment.

In 2006, we obtained technology and intellectual property from TERI, a research organization based in India, and implemented several field projects. In 2008, we acquired know-how of Biotopics, an Argentine company working on related microbial technology in the enhanced oil recovery industry, through a technology development agreement and retained their key employees. In 2009, we entered into a technology cooperation agreement with Statoil, which has been replaced by an updated 2011 agreement, to incorporate intellectual property and know-how that Statoil has been developing for many years. Our scientists and engineers have been able to further develop and expand the intellectual property and know-how obtained from these three technology partners to create our AERO System.

Our Competitive Strengths

•	Disruptive and proven technology: We believe that our AERO System is a transformative and disruptive innovation that manipulates the existing reservoir microbial communities to improve the recovery of oil in waterflood oil fields. Our technology has broad applicability. We believe our AERO System is applicable in more oil fields than traditional enhanced oil recovery technologies because the large scale operations or significant costs of thermal injection, gas injection and chemical injection operations make them inappropriate for offshore production platforms and cost-effective only in larger reservoirs. For an oil reservoir to be suitable for our AERO System, the reservoir must be subject to waterflooding as a secondary oil recovery mechanism, must be composed of sandstone, must have a permeability range greater than 25 milli-darcies and must have a suitable water source. We believe that approximately 50% of the oil recovered in the United States has come from reservoirs suitable for our AERO System, and although we do not have any studies of the global characteristics of reservoirs, based on our knowledge, we believe that a comparable percentage of reservoirs outside the United States will be suitable for our AERO System. We have not only demonstrated the commercial efficacy of our technology but have passed the significant milestone of one million incremental gallons of oil produced via our AERO System. As of January 16, 2012, we had 12 customers with projects at various stages in our AERO System’s implementation process.

•	Established commercial contracts: Our customers include international oil companies and independent oil and gas companies in North America. As of January 16, 2012, we had ongoing projects with Husky Oil Operations Limited, Merit Energy Company, Hilcorp Energy Company, Cenovus Energy Inc., Citation Oil and Gas Corp., Plains Exploration and Production Company, Riyam Engineering & Services LLC (for provision of services to Petroleum Development Oman L.L.C.), T-C Oil Company, Denbury Resources Inc., DCOR, LLC, ConocoPhillips Company, Warren Resources, Inc., Enerplus Partnership, Petróleo Brasileiro S.A. and an ongoing laboratory research and development project with Shell International Exploration and Production, Inc.

•	Profitable stand-alone economics: Our first commercial application of our AERO System is profitable on a project-level basis. We estimate that our cost per barrel, excluding minimal upfront capital costs, over the life of our first commercial application, will be approximately $5 per incremental barrel of oil. Successful commercialization of our AERO System does not depend on the availability of government subsidies or mandates.

•	Capital-light technology: Implementing our system does not require a substantial capital investment. Our AERO System is applied to a reservoir by utilizing our field deployment module, which requires relatively minor capital investment, alongside our customer’s existing wells. We believe our technology has the potential to create a continuing source of additional economic oil production that will extend the lives of oil fields and related infrastructure for many years.

•	Clean alternative to traditional enhanced oil recovery: Our AERO System increases the oil recoverable from an existing field using infrastructure already built and in place. No new wells are drilled, no new pipelines are laid, no new significant energy input is required and there is no new disruption to the environment. Furthermore, because the activity is biological and occurs in the reservoir, there is minimal consequent carbon dioxide or other greenhouse gas footprint. Once the application of our AERO System ends, the microbes in the reservoir are no longer supplied with nutrients and the reservoir will return to its pre-treatment status. By way of comparison, we believe that traditional enhanced oil recovery techniques require significant energy input, for example in the case of thermal injection, or significant additional infrastructure to implement, for example in the case of gas injection. In addition, we believe that traditional enhanced oil recovery techniques, particular gas injection and chemical injection techniques, introduce new environmental impacts, which result in a sizable carbon dioxide or other greenhouse gas footprint or the addition of a large quantity of chemicals or polymers into the reservoir.

•	Strong intellectual property position: Our intellectual property, consisting of substantial know-how and trade secrets, is the result of decades of research and development by us, Statoil in Norway, TERI in India, and Biotopics in Argentina. We also have multiple patents and patent applications. We believe our intellectual property and decades of research provide us with a strong competitive advantage.

•	Experienced management and technical team: Our management and technical team’s expertise includes microbiology, chemistry and biochemistry, microbial genomics, engineering, geosciences and traditional E&P, and in their respective careers our team members played key roles in the commercialization of dozens of successful large-scale industrial biotechnology and traditional oilfield acquisition and development projects.

Milestones and Commercialization Strategy

Technology Milestones

Confirmation of microbial activity:  We have determined through field sampling and laboratory testing that hydrocarbon bearing reservoirs contain microbes that are capable of utilizing the residual hydrocarbon to grow and, in doing so, create biomass as biofilms. We are continuously refining our methodologies to grow these microbes and our criteria for selection of nutrients to facilitate certain functionalities in the process.

Improvement in oil recovery factors:  Over the past five years, we have achieved a number of significant advances in our research and development effort. Our application of technology progressed from small, discreet application at producing wells under a “huff and puff” process (whereby the nutrient mix is injected into a producer well which is then shut-in for a period of days to allow the microbes to grow before the well is re-opened to production), to full scale application at injection wells under a continuous injection process. In addition, we added microbial genomics and bioinformatics capabilities in our laboratory facilities to further advance our understanding of the microbial processes involved in oil mobilization.

Development of our AERO System technology:  In 2010, we implemented our pilot commercial AERO System project in the field. In April 2011, we applied for patent protection of this technology. This application is still pending with the United States Patent and Trademark Office.

Commercialization Milestones

Demonstration of commercial application:  Between 2007 and 2009, we demonstrated that proprietary nutrient formulations delivered through our “huff and puff” process could accelerate the production of oil through improvement of flow conditions in the near wellbore environment of a production well. Thereafter, we applied our AERO System technology at the water injector well continuously and demonstrated improved recovery rates at economically attractive costs. The AERO System implementation builds on predecessor technology implementations that collectively account for over 100 treatments in different wells in multiple locations around the world including the United States, Argentina, the North Sea and India.

Property acquisition:  In the fourth quarter of 2010, we acquired the Etzold field, an oilfield property in Kansas. The oil field consisted of 12 shut-in wells which had been stripped of wellbore tubulars, artificial lift equipment and the associated oil and water processing and storage facilities. In the first quarter of 2011, we refurbished half of these wells to create three oil producing wells and three water injection wells. Today we are producing approximately 20 barrels of oil per day prior to implementing our AERO System. This production is not included in our calculations of incremental oil developed by our AERO System appearing elsewhere in this prospectus. This oil field will serve as a controlled environment to implement revisions in technology and surface systems to accelerate development and adoption of our AERO System technology.

Commercialization Strategy

Our mission is to use microbiology to efficiently recover large quantities of oil currently trapped in reservoirs using existing oil wells. To achieve this we intend to:

•	Expand our project portfolio: As of January 16, 2012, we had initiated Stimulate phase projects at three of our customers’ oil fields and were in the Sample and Simulate phases on an additional 14 projects for our customers. We expect to add a growing number of projects that are currently in various stages of evaluation. As we continue to develop our customer base, we expect our revenue opportunities to grow significantly.

•	Accelerate customer adoption through strategic oil field purchases: In October 2010, we acquired the Etzold field to demonstrate the application of our AERO System. To accelerate adoption of our AERO System, we plan to strategically acquire and develop additional non-producing end-of-life oil fields and low-producing oil fields in geographies that we expect will improve our portfolio of field successes. We believe that the application of our AERO System to these oil fields will demonstrate the effectiveness of our technology. Once our AERO System is more widely adopted, we expect to discontinue the acquisition of oil fields.

•	Optimize our performance and expand the applicability of our AERO System: While we are already active on a commercial scale, we intend to continue to improve the performance of our AERO System using our Etzold field laboratory as well as assets we acquire via the strategic purchases described above. We are researching additional capabilities to expand the types of fields to which we can apply our technology. For instance, our AERO System is currently applicable only to sandstone reservoirs. Expanding applicability to include carbonate reservoirs would cover the vast majority of conventional oilfield geologies.

•	Accelerate execution by leveraging additional strategic partnerships: Commercialization of our technology could be further accelerated and expanded through additional strategic partnerships. We currently have collaboration arrangements with Statoil and TERI. We are currently exploring collaboration opportunities with a number of major oil companies and other potential partners.

Service Offering

We employ a three step process called “S3” to engage with a customer that has suitable waterflood projects. The S3 process ensures a systematic, engineered and customized approach to technology deployment in each reservoir.

Sample:  We obtain representative oil and water samples from the reservoir as part of our screening process to evaluate AERO System potential. Samples are taken to our Houston laboratory where detailed geochemical analysis is performed. The heart of the Sample phase deals with microbiological activities where the indigenous formation microbes are analyzed for functionality. The general activities for the Sample phase are:

•	Review field characteristics data;

•	Collect samples from targeted wells;

•	Conduct geochemical characterization of oil and water; and

•	Determine the indigenous microbes present in the reservoir fluids.

At the end of the Sample phase, we review findings and performance expectations with the customer before moving forward to the Simulate phase.

Simulate:  Advanced and customized AERO System nutrient packages are designed and optimized. The initial Simulate phase activities are:

•	Incubate and study indigenous microbes; and

•	Develop an optimal nutrient package for field application including any needed modifications to the field injection water.

Tests are performed at our Houston laboratory using microbes from the reservoir and nutrient media with the customer’s formation water, oil and core samples, if available, to verify AERO System performance under simulated reservoir conditions. Several iterations of tests are often performed to optimize the system compositions to achieve the optimal AERO System activity.

At the end of the Simulate phase, we review the coreflood and modeling results with the customer. If economical oil recovery can be demonstrated, the project then moves forward to the Stimulate phase. The Sample and Simulate phases typically take an aggregate of four months to complete. As of January 16, 2012, we had 14 active customer projects in the Sample and Simulate phases.

Stimulate:  Once the viability of our AERO System is demonstrated in the Simulate phase coreflood, a detailed project development plan is finalized, and the project proceeds to the Stimulate phase where our AERO System is initiated in the customer’s oil field to stimulate the indigenous microbes in the oil bearing reservoir.

We deliver skid-mounted injection equipment to the customer’s oilfield location. This equipment has been specially designed, tested and manufactured by us at our Houston facility, and it is continuously monitored and operated remotely from our project command center in Houston. The equipment remains on the customer’s lease throughout the duration of AERO System activities. The equipment is usually installed near the customer’s waterflood produced water injection plant where our nutrients are injected into the suction side of the customer’s existing waterflood pump for delivery to the reservoir.

Once initiated, we and our customer continually evaluate the technical, operational and economic results of the Stimulate phase activity. Assuming the project meets the desired criteria, we work with the customer to prepare a project expansion plan, up to and including full-field deployment of our AERO System.

Typically we start the Stimulate phase as an initial field validation in a small section of a customer’s producing field. We typically start seeing results from our AERO System within one to four months after we initiate the Stimulate phase, and our customers typically continue to observe these results for an additional three to six months. After the initial Stimulate phase field validation is complete, we expect to enter into a longer term contract with our customer to continue the use of our AERO System. As of January 16, 2012, we had two customer projects in the initial field validation phase of Stimulate and one project subject to a long term contract for the continued use of our AERO System.

Case Study: A Review of our AERO System’s Field Performance

In May 2010, we implemented our first commercial application of our AERO System to an oil field owned by Merit Energy Company. The oil field is a waterflooded sandstone reservoir with average permeability in excess of 25 milli-darcies, which made it a candidate for our AERO System technology. The waterflood in this oil field had been ongoing for five years prior to our implementation and had achieved a well-established decline of production over time. The project was executed following the S3 protocol described elsewhere in this prospectus. A detailed account of the activities at each S3 stage in this pilot project follows.

Sample:  Water and oil produced from the reservoir and the water to be injected into the reservoir were sampled for testing. We established that the system contained microbes suitable for our AERO System, although the injection water salinity was in excess of 8%. For optimal performance of our AERO System, it was determined that the salinity had to be lower in the injection water and a customized nutrient formulation was developed by us to accommodate these conditions.

Prior to the implementation of our AERO System, the injection water comprised produced water (recycled from the producing wells) and source water (from a nearby water well). In connection with the implementation of our AERO System, water salinity was reduced to a more suitable level by converting the waterflood to use only source water. This water substitution required surface pipe reconfiguration and the installation of an additional injection pump for the project area. The installation of an additional injection pump and surface pipe reconfiguration was only necessary because our pilot project only involved a portion of the field. Our customer continued to use the water recycled from the producing wells in its other injector wells. If our project included all of the injector wells in the field, the additional pump installation and surface pipe reconfiguration would not have been required because the pumps and surface pipe already being used for the full field would be applied to the source water. Our customer incurred the costs for this water substitution. We estimate that our customer spent less than $100,000 to add this pump and reconfigure the surface pipe.

We believe that most fields will have a water source with salinity levels suitable for our AERO System. Based upon the Produced Waters Database released in May 2002 by the U.S. Geological Survey, 33,196 well tests in the United States out of a total sample of 58,706 well tests, or approximately 56% of the wells surveyed, had a salinity of 8% or less, which is the salinity level that is currently preferred for application of our AERO System. For those waterflooded fields that have salinity in excess of the level preferred for our AERO System, we would need to substitute some or all of the water source as we did in our pilot project to reduce the salinity. The costs associated with any such water substitution will vary from project to project and will depend upon factors such as whether water needs to be piped in from an alternate water source, the proximity of an alternate suitable water source to the project well sites, the terrain surrounding the project site and alternate water source and the size of the project. Due to our limited operating history, we cannot estimate the costs that might be incurred by us or our customers for future projects that involve high salinity. These additional costs may make our AERO System not a viable option for some oil fields using water that is not suitable for our AERO System and for which no suitable cost effective strategy for water system replacement is identified.

Simulate:  Additional research and development was performed at our Houston laboratory at reservoir temperatures to measure modification of the oil water interface using reservoir fluids and microbiology. A coreflood test was performed to demonstrate incremental oil recovery in a simulation of the reservoir.

Stimulate:  The AERO System field module was installed adjacent to our customer’s water injection system. The control unit of our field module was set to inject a continuous flow of the customized nutrient formulations into the water stream going to two injector wells. At the initiation of the nutrient injection, a protocol for quantifying changes in production was devised with the customer to ensure frequent performance monitoring of the producing wells that were potential targets for improvement.

Discussion and Results

The production increase in the affected pilot area was determined in two ways. First, the total field production was measured at point of sale and therefore represents a definitive metric of the production. The customer had prepared engineering projections of production rate decline for potentially affected wells taking the field decline rate into account. This provided a point of comparison enabling the effect of our AERO System to be determined for the affected well. Second, the individual wells were tested periodically for oil and water production and compared with the historical tests for the well impacted by our AERO System.

The pilot project initially comprised two injector wells and six associated producer wells. No production rate change was observed in the production wells relative to the second injector well, which was subsequently determined to be outside the sand-body structure and therefore not directly connected to the reservoir and not contributing to flow. This injector was eliminated from the test. Further evaluation of data revealed that five of the six producer wells were not supported by the remaining injector well, so any waterflooding or application of our AERO System to the remaining injector well could not be effective for these five producer wells. Approximately one month after the initiation of our nutrient injection, the remaining producer well experienced fluctuations in fluid production before a new steady-state was established for it. The oil production rate of that producer well was observed to increase by between 60% and 100%. The fluid production rate of this well remained relatively unchanged as the oil portion of the fluid increased.

The following figure demonstrates the change in production rate in the producer well associated with the injector that remained subject to our pilot project as our AERO System became established at the affected producer well in the pilot area. The figure was created by plotting production rate against cumulative production and shows a discontinuity where our AERO System becomes functional. This type of analysis is typically used to project ultimate recovery from the oil well by extrapolating trend lines. According to a paper we published with Merit Energy Company and Statoil and presented at a July 2011 Society of Petroleum Engineers conference discussing the Stirrup field pilot, which is the same pilot project described in this prospectus, approximately 17,600 barrels of incremental oil had been produced from this well by December 31, 2010. The paper also states that, due to the AERO System implementation, the daily production rate of oil increased 60% to 100% from the initial rate for this well and predicts that the ultimate cumulative oil that is produced in the well will increase by an additional 9-12% of original oil in place, or OOIP, in the pilot area of the field, or approximately 40,000 incremental barrels of oil over the remaining economic life of the well. Daily production rate data obtained from the end of 2010 through September 2011 from the pilot area producer well is consistent with the 60% to 100% daily production rate increase described in the paper, which was calculated based on data obtained from the inception of the pilot project in May 2010 through the end of 2010.

We believe that our pilot project results are a valid representation of potential production rate increases and yield recovery to be expected from the application of our AERO System in other potential sites. These results are reinforced by our laboratory data from core floods, which test recovery processes under simulated reservoir conditions using a plug, or core of reservoir rock from the project area, and historical implementations of predecessor technologies by us.

Sales and Marketing

We use a direct sales channel to market our technology. As of September 30, 2011, the business development group comprised two people, based in Houston and Calgary. We expect to expand our sales team by introducing regional sales managers in basins of interest in the United States, Canada and internationally.

Because of the uniqueness of our technology and the early stage of our development, we must educate potential customers on our technology in order to generate business. Customers generally introduce us to their operations on a limited scope and generally in their lowest-priority oil field in order to test the technology. Although this approach is suboptimal, we believe will generate additional opportunities to expand our relationship with the customer once our technology is proven to them.

Customers

We have signed master service agreements that define our contractual relationships with oil producers. The scope of work and commercial terms for a particular project are defined in a separate document specific to that project. Most of our contracts are for a pilot implementation of our AERO System and incorporate a fee for service for the Sample and Simulate phases and a monthly charge for initial Stimulate phase field validation. After completion of the initial Stimulate phase field validation, we anticipate that successful field validation performance will lead to negotiated evergreen contracts for continued Stimulate phase activities.

Our customer base comprises international oil companies and independent oil and gas companies in North America. For the year ended December 31 2010, our customers were: Shell International Exploration and Production Inc., Merit Energy Company, Hilcorp Energy Company, Citation Oil and Gas Corp., Occidental of Elk Hills, Inc., a subsidiary of Occidental Petroleum Corporation, and PlusPetrol S.A. During 2010, Shell International Exploration and Production Inc., Merit Energy Company, and Occidental of Elk Hills, Inc. accounted for 18%, 27% and 38%, respectively, of our total revenues for that year.

In 2011, we added contracts with Husky Oil Operations Limited, Cenovus Energy Inc., Plains Exploration and Production Company, ConocoPhillips Company, Petróleo Brasileiro S.A. and Enerplus Partnership.

Suppliers

We have preferred suppliers of nutrient chemicals. However, our raw material ingredients are widely available, and we are not dependent upon any one company for supplies needed for our business. Also, there are no geographical limitations on the availability of these materials. Currently we blend our formula in our Houston, Texas and Hazlett, Saskatchewan facilities, with the raw materials delivered directly to those locations. We anticipate expanding this strategy to each geographical region, utilizing local suppliers to minimize logistical costs.

Competition

We compete for projects with other microbial technology enhanced oil recovery companies, emerging enhanced oil recovery technologies and traditional enhanced oil recovery technologies.

Other Microbial Enhanced Oil Recovery Companies

There are other companies developing or planning to commercialize microbial technology that is similar to our AERO System. These companies include Titan Oil Recovery, Inc., Geo Fossil Fuels, LLC and Micro-Bac International, Inc. We believe that the enhanced oil recovery market is large enough to support multiple competitors if the technology of these companies proves to be competitive with ours.

Emerging Enhanced Oil Recovery Technologies

We are aware of other companies developing or planning to commercialize different technologies for enhanced oil recovery. These technologies include low salinity water, polymer and wave vibration. TIORCO (a Nalco Company) is the biggest of the companies of which we are aware that is involved in deployment of any of these technologies.

We believe that the economics of our AERO System are more attractive than those of these other technologies due to, among other things, a lower capital investment and a lower operating cost.

Traditional Enhanced Oil Recovery Technologies

Traditional enhanced oil recovery technologies include thermal injection (for example, steam), gas injection (for example, carbon dioxide) and chemical injection (for example, surfactants). Thermal injection is used to heat the oil to make it flow more easily through the reservoir. Gas injection is used to increase pressure in the reservoir and increase the viscosity of the oil. Chemical injection is used to reduce surface tension of the oil to allow it to flow better through the reservoir.

According to a November 2007 Oil & Gas Journal article, about 50% of the world’s oil lies in small to medium sized reservoirs, which are generally untouched by traditional enhanced oil recovery processes. Our AERO System is well suited for smaller and medium sized reservoirs because our technology does not require large scale operations to be economical.

We believe that the economics of our AERO System are more attractive than those of these other technologies due to, among other things, lower capital investment and a lower operating cost. Additionally, we believe that our AERO System has a lower environmental impact since our process uses infrastructure that is already in place and nutrients that are not harmful to the environment.

Thermal Injection (for example, steam).  High pressure superheated steam is pumped into an oil well to increase the temperature and lower the viscosity of the oil making it easier to displace from the sand. The cost of the steam generation equipment and pressure pumps is significant and implementing this process requires large amounts of energy.

Gas Injection (for example, carbon dioxide).  Carbon dioxide is sourced generally from underground deposits. The injection process requires that a structure is drilled to access the carbon dioxide, which is then piped to the oil production site. The capital cost for this process and its infrastructure is significant. This process introduces new environmental impacts through the additional infrastructure needed to implement the process as well as the carbon dioxide that is inevitably released into the atmosphere during the process. Once the carbon dioxide has reached the producing well, it must be extracted, cleaned and then re-injected or disposed of. This process is expensive and results in a sizable carbon dioxide or other greenhouse gas footprint.

Chemical injection (for example, surfactants).  Large quantities of chemicals must be manufactured and then transported to the wellsite where they are blended with the water to be injected into the reservoir. The chemical injection process results in a large quantity of non-native chemicals or polymers being injected into the reservoir. The surfactants and polymers can be considered environmentally aggressive and the process to manufacture them and deliver them to the reservoir in bulk is expensive.

Government Regulation

Environmental Regulation

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

•	the Comprehensive Environmental Response, Compensation, and Liability Act;

•	the Resource Conservation and Recovery Act;

•	the Clean Air Act;

•	the Federal Water Pollution Control Act;

•	the Safe Drinking Water Act; and

•	the Toxic Substances Control Act.

In addition to federal laws and regulations, states and other countries where we do business often have numerous environmental, legal and regulatory requirements by which we must abide.

Environmental laws and regulations are complex and subject to frequent change. In some cases, they can impose liability for the entire cost of cleanup on any responsible party, without regard to negligence or fault, and can impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. We may also be exposed to environmental or other liabilities originating from businesses and assets that we purchased from others. Compliance with applicable environmental laws and regulations has not, to date, materially affected our capital expenditures, earnings or competitive position. We do not expect to incur material capital expenditures in our next fiscal year in order to comply with current environment control regulations. However, our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. In addition, because our technology is new, regulatory agencies may not be sure how to apply existing rules to our AERO System or may have concerns that could delay or restrict use of our AERO System in some wells. Any such delays or restrictions could harm our business.

Greenhouse Gas Regulation

There are a variety of regulatory developments, proposals or requirements and legislative initiatives that have been introduced in the United States and international regions in which we conduct business that are focused on restricting the emission of carbon dioxide, methane and other greenhouse gases. Among these developments are the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol”, the Regional Greenhouse Gas Initiative or “RGGI” in the Northeastern United States, AB 32 in California, which calls for a cap-and-trade system for greenhouse gas emissions, and the Western Regional Climate Action Initiative in the Western United States.

The U.S. Congress has been actively considering legislation to reduce emissions of greenhouse gases, primarily through the development of greenhouse gas cap-and-trade programs. In addition, more than one-third of the states already have begun implementing legal measures to reduce emissions of greenhouse gases.

In 2007, the United States Supreme Court in Massachusetts, et al. v. EPA, held that carbon dioxide may be regulated as an “air pollutant” under the federal Clean Air Act. In the wake of the U.S. Supreme Court’s decision in Massachusetts, et al. v. EPA, the U.S. Environmental Protection Agency, or EPA, has begun to regulate carbon dioxide and other greenhouse gas emissions, even though Congress has yet to adopt new legislation specifically addressing emissions of greenhouse gases. In late 2009, the EPA issued a “Mandatory Reporting of Greenhouse Gases” final rule, which was amended in December 2010, establishing a new comprehensive regulation and reporting scheme for operators of stationary sources emitting certain levels of greenhouse gases, and a Final Rule finding that certain current and projected levels of greenhouse gases in the atmosphere threaten public health and welfare of current and future generations. In late 2010, the EPA finalized new greenhouse gas reporting requirements for upstream petroleum and natural gas systems, which will be added to EPA’s greenhouse gas reporting rule. Many of these regulations are subject to pending legal challenges.

Although it is not possible to predict whether proposed legislation or regulations will be adopted as initially written, if at all, or how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions. Any additional costs or operating restrictions associated with legislation or regulations regarding greenhouse gas emissions could have a material adverse effect on our operating results and cash flows. In addition, changes in environmental requirements may negatively impact demand for our services. For example, oil exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil.

Hydraulic Fracturing  The EPA has recently focused on concerns about the risk of water contamination and public health problems from drilling and hydraulic fracturing activities. The EPA is conducting a comprehensive research study on the potential adverse effects that hydraulic fracturing may have on water quality and public health. While our technology is unrelated to hydraulic fracturing, it is possible that any federal, state and local laws and regulations that might be imposed on fracturing activities could also apply to oil recovery operations. Although it is not possible to predict the final outcome of the EPA’s study or whether new legislation or regulations that might be adopted would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions, which, in turn, could adversely affect our financial position, results of operations and cash flows.

Employees

As of January 16, 2012, we had a total of 19 employees consisting of seven employees engaged in research and development, five employees in operations and seven employees in management and administrative positions. We believe our employee relations are satisfactory.

Facilities

Our headquarters are located in Houston, Texas. We lease our headquarters facility, which comprises approximately 17,000 square feet of warehouse, laboratory and office space. The term of this lease runs through May 2014. We have regional offices in Calgary, Alberta, Hazlett, Saskatchewan, Liberal, Kansas and Bakersfield, California. We believe our current facilities are adequate for our current needs and for the foreseeable future.

Legal Proceedings

We are not currently involved in any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, directors and director nominees (ages as of September 30, 2011):

Name	Age	Position

Stuart M. Page(1)	48	President and Chief Executive Officer and Director
Victor M. Perez	58	Chief Financial Officer
Thomas Ishoey	38	Chief Technology Officer
William M. Bierhaus II	52	Senior Vice President of Business Development
Jonathan Schulhof(2)	37	Director
Matthew Gibbs(1)(3)(4)	42	Director
John Clarke(2)	58	Chairman of the Board
Ganesh Kishore(1)(3)(4)	58	Director
Jasbir Singh(2)(3)(4)	70	Director
Michael Schulhof(3)(4)	68	Director
Mark Puckett(1)(2)	60	Director

(1)	Member of our risk committee

(2)	Member of our audit committee

(3)	Member of our compensation committee

(4)	Member of our corporate governance and nominating committee

Stuart M. Page has served as our Chief Executive Officer since March 2007. In June 2011, he assumed the additional title of President. Mr. Page has also served as a member of our board of directors since March 2007. Prior to joining us, Mr. Page was Vice President of IHS Energy, Inc., an information delivery services company, from February 2005 to March 2007 where he was responsible for the company’s mergers and acquisitions activity. He holds a bachelor’s and master’s degree in engineering science from Oxford University, England, and an M.B.A. from Harvard Business School. Mr. Page brings an intimate knowledge of our business and our industry to our board.

Victor M. Perez has served as our Chief Financial Officer since August 2011. Prior to joining us, Mr. Perez was Chief Financial Officer of Allis-Chalmers Energy Inc., an oilfield services company, from August 2004 to July 2011. From July 2003 to July 2004, Mr. Perez was a private consultant engaged in corporate and international finance advisory. From February 1995 to June 2003, Mr. Perez was Vice President and Chief Financial Officer of Trico Marine Services, Inc., a marine transportation company serving the offshore energy industry. Trico Marine Services, Inc. filed a petition under the federal bankruptcy laws in December 2004. Mr. Perez was Vice President of Corporate Finance with Offshore Pipelines, Inc., an oilfield marine construction company, from October 1990 to January 1995. Mr. Perez also has 15 years of international and energy banking experience. Mr Perez has an M.B.A, from University of Texas at Arlington and a bachelor’s degree in economics from Virginia Tech.

Thomas Ishoey has served as our Chief Technology Officer since September 2010. Prior to joining us, Dr. Ishoey held various positions at Synthetic Genomics Inc., a privately held biotechnology company, from 2008 to September 2010. He held the position of Vice President — Subsurface Hydrocarbons from December 2009 to September 2010, Senior Director from September 2009 to December 2009, Director from July 2009 to September 2009 and Senior Scientist from May 2008 to July 2009. Prior to that, Dr. Ishoey was a scientist at the J. Craig Venter Institute, a non-profit research institute, from February 2006 to May 2008, and a senior research associate at the Center for Genomic Sciences from June 2005 to February 2006. Dr. Ishoey holds a master’s degree in chemical engineering and a Ph.D. in biotechnology, both from the Technical University of Denmark.

William M. Bierhaus II has served as our Senior Vice President of Business Development since March 2010. Prior to joining us, Mr. Bierhaus spent 28 years with Halliburton Energy Services, Inc, a provider of various products and services to the energy industry for the exploration, development, and production of oil and natural gas worldwide, where he held various field operational, engineering and management positions throughout the United States and Middle East. His most recent Halliburton position was Global Manager of Business Development and Marketing-Cementing with responsibility for business development activities in over 70 countries. Mr. Bierhaus holds a B.S. in civil engineering from Purdue University.

Matthew Gibbs has served as a member of our board of directors since October 2009. Mr. Gibbs is a General Partner of Oxford Bioscience Partners, a venture capital firm that has invested over one billion dollars in life science, clean-energy, and healthcare technologies. Mr. Gibbs has 17 years of experience in financing venture backed technology companies. Mr. Gibbs joined Oxford in 1997, became a General Partner in January 2005 and leads the clean-energy initiative at Oxford with investments in microbial generated natural gas and biotechnology enhanced oil recovery. Mr. Gibbs was with MedVest, Inc., a venture capital syndicated fund, Johnson & Johnson Development Corp. and Oak Investment Partners, from 1994 to 1996. He holds a B.A. from the University of Colorado — Boulder. In the last five years, Mr. Gibbs has served on the board of directors of Luca Technologies Inc. (December 2008 to Present). Luca Technologies uses biotechnology to create and produce natural gas by stimulating native microorganisms that reside in subsurface hydrocarbon deposits, such as coal, oil and organic-rich shales. Mr. Gibbs brings extensive experience in business and the building of companies from early stage to commercial scale to our board of directors.

John Clarke has served as a member of our board of directors since April 2011. Mr. Clarke became the Chairman of our board of directors on January 1, 2012. Since May 2011, Mr. Clarke has been a Partner with Turnbridge Capital, LLC, a private equity investment firm focused on energy related investments. Mr. Clarke has served as President of Concept Capital Group, Inc., a financial and strategic consulting firm founded by him in 1995, since November 2009. From December 2004 until its sale in November 2009, Mr. Clarke served as Chairman and Chief Executive Officer of NATCO Group Inc., an oil services company. Previously, Mr. Clarke served as Managing Director of SCF Partners, a private equity investment firm, Executive Vice President and Chief Financial Officer of Dynegy, Inc., an energy trading company, Managing Director of Simmons & Co. International, an energy investment banking firm, and Executive Vice President and Chief Financial and Administrative Officer of Cabot Oil & Gas Corporation, an oil and gas exploration and production company. Mr. Clarke holds an M.B.A. from Southern Methodist University and a B.A. in economics from the University of Texas at Austin. In the last five years, Mr. Clarke has served on the boards of directors of Penn Virginia Corporation (December 2009 to Present), Tesco Corporation (August 2011 to Present), Harvest Natural Resources, Inc. (October 2000 to May 2008), The Houston Exploration Company (December 2003 to June 2007) and NATCO Group Inc. (February 2000 to November 2009). Mr. Clarke brings a wealth of public company board experience and knowledge of the energy industry to our board.

Ganesh Kishore has served as a member of our board of directors since October 2009. Since April 2007, he has served as Chief Executive Officer of Malaysian Life Sciences Capital Fund Ltd., where he oversees fund management, investment portfolio management and governance of companies in which Malaysian Life Sciences Capital Fund Ltd. has made investments. Since January 2009, he has also served as President and Chief Executive Officer of K Life Sciences, LLC where he provides advisory services to life science businesses. Between April 2007 and December 2008, Dr. Kishore served as a Managing Director of Burrill & Company, where his responsibilities included fund management, fund raising and governance of companies in which Burrill & Company invested. Prior to joining Burrill & Company, Dr. Kishore served as Chief Biotechnology Officer at E. I. du Pont de Nemours and Company from March 2005 to April 2007, where he was responsible for overall biotechnology leadership for DuPont’s life science businesses. Dr. Kishore holds a Ph.D. in biochemistry from the Indian Institute of Science, an M.S. in biochemistry from the University of Mysore and a B.S. in physics and chemistry from the University of Mysore. In the last five years, Dr. Kishore has served on the board of directors of Gevo, Inc. (May 2008 to Present) and Embrex, Inc. (January 2002 to January 2007). Dr. Kishore brings extensive knowledge of the biotechnology industry and experience in advising and managing startup companies to our board.

Jasbir Singh has served as a member of our board of directors since October 2009. Mr. Singh is the Executive Director — New Technologies of Omar Zawawi Establishment (OMZEST) Group, an entity owned by the same stockholders that own Rawoz. The group has varied activities from manufacturing to trading, financing to insurance and energy-related investments. Mr. Singh has been with OMZEST Group since 1985. Prior to joining OMZEST Group, Mr. Singh worked as Sales Development Manager for Larsen & Toubro (L&T), one of the largest engineering companies in India. Before joining L&T, Mr. Singh worked for seven years at India’s national oil company, Oil & Natural Gas Commission, where he held a variety of technical engineering positions. Mr. Singh is a graduate petroleum engineer from the Indian School of Mines, Dhanbhad, India. Mr. Singh brings extensive knowledge of the energy industry to our board.

Jonathan Schulhof has served as a member of our board of directors since our inception and was Chairman of our board of directors through January 1, 2012. Mr. Schulhof is a founder and managing partner of GTI Capital Group, a New York and India based firm that specializes in private equity investments, as well as advisory services in the aerospace, healthcare, energy and media sectors. Mr. Schulhof maintains oversight over day to day operations of GTI Capital Group and has led the purchase and sale of several U.S. and Indian companies and has supervised the launch of several startup businesses. Prior to joining GTI Capital Group in 2010, Mr. Schulhof had been a managing partner of GTI Companies since 2002. Prior to joining GTI Companies, Mr. Schulhof was a Director of Business Development at Tellme Networks, Inc., where he developed company strategy and business plans, and executed strategic sales. Prior to joining Tellme Networks, Inc., Mr. Schulhof was a corporate associate at Schulte Roth & Zabel LLP, a law firm specializing in mergers and acquisitions, bankruptcy, securities, structured finance, and investment management services. Mr. Schulhof holds a B.A. from Dartmouth College and a J.D. from Stanford Law School, and is a member of the New York State Bar. Mr. Schulhof brings a wealth of knowledge in advising and managing startup companies to our board.

Michael Schulhof has served as a member of our board of directors since our inception. Since 1998, Mr. Schulhof has been a managing director of GTI Capital Group, a New York and India based firm that specializes in private equity investments, as well as advisory services in the aerospace, healthcare, energy and media sectors. From 1993 to 1996, he was President and Chief Executive Officer of Sony Corporation of America. Mr. Schulhof holds a B.A. from Grinnell College, Master of Science from Cornell University and Ph.D. from Brandeis University. Mr. Schulhof also received an Honorary Degree as Doctor of Physics from Grinnell College. In the last five years, Mr. Schulhof has served on the board of directors of j2 Global Communications, Inc. (1997 to Present). Mr. Schulhof brings extensive experience with global business operations and finance to our board.

Mark Puckett has served as a member of our board of directors since April 2011. Mr. Puckett began his career at Chevron Corporation, a company engaging in petroleum, chemicals, mining, power generation, and energy operations worldwide, in 1973 and retired in May 2008. During his tenure at Chevron, Mr. Puckett held a variety of positions of increasing responsibility in Chevron’s upstream operations before ultimately retiring as the President of Chevron’s Energy Technology Company, where he was responsible for managing the company’s technology resources across all business segments. In addition, Mr. Puckett served on Chevron’s management committee from 1997 until his retirement and served on Chevron’s upstream and gas leadership team from 2001 until his retirement. Since his retirement, Mr. Puckett has been involved in private investments. He is a member of the Society of Petroleum Engineers and the Dean’s Advisory Council, College of Engineering at Texas A&M University. Mr. Puckett holds a bachelor’s degree in civil engineering from Texas A&M University. In the last five years, Mr. Puckett has served on the board of directors of Concho Resources Inc. (November 2009 to Present). Mr. Puckett brings extensive knowledge of the energy industry to our board, including in the areas of primary, secondary and enhanced oil recovery.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers other than that Michael Schulhof is the father of Jonathan Schulhof.

Code of Ethics

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.glorienergy.com upon completion of this offering.

Composition of the Board of Directors

Our board of directors currently consists of eight members, all of whom are non-employee members other than our chief executive officer. Each director holds office until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our post-offering bylaws permit our board of directors to establish by resolution the authorized number of directors.

Pursuant to the terms of our existing stockholders agreement, our existing current directors were elected as follows:

•	The holders of our series A preferred stock elected two members of our board of directors: one individual designated by GTI Glori Oil Fund I L.P., Jonathan Schulhof: and one individual designated by KPCB Holdings, Inc., Michael Schulhof;

•	The holders of our series B preferred stock elected three members of our board of directors: one individual designated by Oxford Bioscience Partners, Matthew Gibbs; one individual designated by Rawoz Technology Company Limited, Jasbir Singh; and one individual designated by Malaysian Life Sciences Capital Fund Ltd., Ganesh Kishore;

•	The holders of our series B preferred stock elected one independent member of our board of directors, subject to the approval of the holders of a majority of our outstanding shares of series A preferred stock and common stock: John Clarke;

•	The holders of our series A preferred stock, series B preferred stock and our common stock elected one member of our board of directors: Mark Puckett; and

•	Our chief executive officer is designated as a director: Stuart M. Page.

Upon the closing of this offering, all of our preferred stock will be automatically converted into our common stock and all of the contractual rights to appoint directors will be automatically terminated. All of our existing directors intend to remain directors upon completion of this offering. Commencing with our first annual meeting of stockholders after the completion of this offering, all of our director positions will be up for re-election.

Our post-offering certificate of incorporation provides that the number of authorized directors will be determined from time to time by resolution of the board of directors and that a director may only be removed outside of the normal election process for cause or by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors.

Director Independence

In [          , 2012,] our board of directors undertook a review of the independence of each post-offering director and considered whether any post-offering director had a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that all of our post-offering directors, other than our President and Chief Executive Officer, Stuart M. Page, were “independent directors” and met the independence requirements under the listing standards of The Nasdaq Global Market.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, a corporate governance and nominating committee and a risk committee.

Audit Committee

Our audit committee consists of John Clarke, Jonathan Schulhof, Mark Puckett and Jasbir Singh, each of whom is a non-employee member of our board of directors. Mr. Clarke is the chairperson of our audit committee. Our board of directors has determined that each member of our audit committee meets the requirements of financial literacy under the requirements of The Nasdaq Global Market and SEC rules and regulations. Mr. Clarke serves as our audit committee financial expert, as defined under SEC rules, and possesses financial sophistication as required by The Nasdaq Global Market. Mr. Clarke and Mr. Puckett are independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Schulhof is not independent within the meaning of Rule 10A-3(b)(1) because of his affiliation with GTI and the present level of stock ownership of our company by funds and investors affiliated with GTI. Mr. Singh is not independent within the meaning of Rule 10A-3(b)(1) because of his affiliation with Rawoz and the present level of stock ownership of our company by funds and investors affiliated with Rawoz. The test for independence under Rule 10A-3(b)(1) for the audit committee is different than the general test for independence of board and committee members. In accordance with Rule 10A-3(b)(1) and the listing standards of The Nasdaq Global Market, we plan to modify the composition of the audit committee within 12 months after the effectiveness of our registration statement relating to this offering, if necessary, so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) and under the listing standards of The Nasdaq Global Market.

Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our board of directors has adopted a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our compensation committee consists of Michael Schulhof, Matthew Gibbs, Ganesh Kishore and Jasbir Singh, each of whom is a non-employee member of our board of directors. Mr. Gibbs is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the requirements of The Nasdaq Global Market. Our compensation committee is responsible for, among other things:

•	reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensations or arrangements;

•	reviewing and recommending compensation goals, bonus and option compensation criteria for our employees;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will initially consist of Michael Schulhof, Matthew Gibbs, Ganesh Kishore and Jasbir Singh. Mr. Gibbs is the chairman of this committee. Our board of directors has determined that each member of our corporate governance and nominating committee satisfies the requirements for independence under The Nasdaq Global Market rules.

Our corporate governance and nominating committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	reviewing succession planning for our executive officers;

•	overseeing the evaluation of our board of directors and management;

•	determining the compensation of our directors; and

•	recommending members for each board committee of our board of directors.

Risk Committee

Our risk committee will initially consist of Matthew Gibbs, Stuart M. Page, Mark Puckett and Ganesh Kishore. Mr. Kishore will be the chairman of this committee. Our risk committee charter provides that the members of the committee will include at least one member of our audit committee and one member of our compensation committee.

Our risk committee is responsible for, among other things:

•	reviewing and evaluating management’s identification, evaluation and monitoring of risks inherent in our business and operations, including risks related to our assets, properties, liabilities, obligations, business, operations, financial condition, results of operations and prospects, and their relative weight;

•	assessing the adequacy and effectiveness of management’s risk assessment, its plans for risk control, management and mitigation, and the disclosure of the risks to our board of directors and our risk committee;

•	reviewing, assessing, and discussing with our chief executive officer and outside counsel and independent auditors, as the committee deems appropriate, management’s framework for risk control and management; any significant business, financial, regulatory, legal or other risks and exposures and risk trends; actions management has taken to identify, assess, monitor, control, measure, manage and report such risks and exposures; and our underlying policies with respect to risk identification, assessment and management;

•	reviewing and assessing our risk tolerance in the context of our business strategy, financial resources and performance;

•	reviewing and assessing our compensation structure in relation to risk management; and

•	reviewing and assessing our organizational governance approach to risk management and our methods for identifying and managing risks.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation for the Year Ended December 31, 2011

Directors who are our employees or who are associated with investors in our company, including each of Stuart M. Page, Matthew Gibbs, Ganesh Kishore, Jasbir Singh, Jonathan Schulhof and Michael Schulhof, are not compensated for their service on our board of directors. Each of our directors who were not employed by the company and were not associated with an investor in our company, such as John Clarke and Mark Puckett, received the following compensation for board and committee services during 2011:

•	retainer paid in cash in an amount equal to $12,500 per quarter;

•	a one time option award to acquire 156,000 shares of our common stock with an exercise price equal to their grant date fair market value; and

•	a one time grant of 5,000 shares of our common stock.

All directors are entitled to reimbursement for reasonable travel and other business expenses incurred in connection with attending meetings of the board of directors and committees of the board of directors.

The following table summarizes the total compensation of each of our non-employee directors in 2011:

Fees
	Earned or	Stock	Option
	Paid in	Awards	Awards
Name	Cash ($)	($) (1)	($) (1)	Total ($)

John Clarke	$37,500	$5,750	$179,400	$222,650
Mark Puckett	34,615	5,750	179,400	219,765
Jonathan Schulhof	—	—	—	—
Matthew Gibbs	—	—	—	—
Ganesh Kishore	—	—	—	—
Jasbir Singh	—	—	—	—
Michael Schulhof	—	—	—	—

(1)	Amounts in this column represent the aggregate grant date fair value of stock awards or option awards calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation, or FASB ASC Topic 718. The assumptions we use in computing grant date fair values are described in Note K “Stock Based Compensation” to our consolidated financial statements included elsewhere in this prospectus. Each of Messrs. Clarke and Puckett were awarded 156,000 options in 2011. As of December 31, 2011, all of these options remained outstanding. The grant date fair value for each of these option awards is reflected in the table above. In 2011, each of Messrs. Clarke and Puckett received 5,000 shares of restricted stock that vested immediately upon grant. The grant date fair value for each of these stock awards is reflected in the table above.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The compensation committee of our board of directors has overall responsibility for the compensation program for our executive officers. Members of the compensation committee are appointed by the board. Currently, the compensation committee consists of four members of the board, none of whom are executive officers of our company.

Our executive compensation program is designed to encourage our executives to focus on building stockholder value and maximizing rational growth and bottom line results.

Our objective is to provide a competitive total compensation package to attract and retain key personnel and drive effective results. To achieve this objective, the compensation committee has implemented and maintains a compensation plan that includes a significant equity-based pay component, thereby aligning the interests of our executive officers with those of our company. Our executive compensation program provides for the following elements:

•	base salaries, which are designed to allow us to attract and retain qualified candidates in a highly competitive market;

•	variable compensation in the form of discretionary bonuses which provides additional cash compensation and is designed to reward individuals based on merit, individual and team performance and additional criteria selected by our compensation committee;

•	equity compensation, principally in the form of options, which are granted to incentivize executive behavior that results in increased stockholder value; and

•	a benefits package that is available to all of our employees.

A detailed description of these components is provided below.

Elements of Our Executive Compensation Program

Base Salary.  We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive’s job. We attempt to set our base salaries at levels that allow us to attract and retain executives in competitive markets.

Variable Pay.  Our variable pay compensation, in the form of an annual discretionary cash bonus, is intended to incentivize our executives to meet our corporate objectives and compensate them for achieving these objectives. In addition, our variable pay compensation is intended to reward and incentivize our executives for individual and team performance and additional criteria selected by our compensation committee from time to time.

Equity-Based Compensation.  Our equity-based compensation is intended to enhance our ability to retain talent over the long-term, to reward longer-term efforts that enhance future value and to provide executives with a form of reward that aligns their interests with those of our stockholders. Executives whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation. Executives typically receive an equity award upon commencement of their employment in the form of an option that vests over a period of time. Thereafter, they may receive additional awards from time to time as the compensation committee determines consistent with the objectives described above.

Benefits.  Our benefits, such as our basic health benefits, 401(k) plan and life insurance, are intended to provide a stable array of support to executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer an amount of their annual compensation up to the cap set by the Internal Revenue Code. The executives’ elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan.

Taxes.  Our compensation committee does not have any particular policies concerning the payment of tax obligations on behalf of our employees. We are required by law to withhold a portion of every compensation payment we make to our employees. In the case of noncash compensation, such as restricted stock awards, that means that either we withhold a portion of the noncash compensation payment and pay cash to the appropriate tax authorities or that the employees make a direct cash payment to us in lieu of our withholding a portion of the noncash compensation. All payments to or on behalf of our employees, including tax payments, are considered compensation and are evaluated by our compensation committee as part of our overall compensation packages. In the future, our compensation committee will consider all possible forms of compensation, including payment of tax obligations on behalf of our employees, in determining how best to compensate our employees to achieve the overall objectives of our compensation program.

Determining the Amount of Each Element of Compensation

Overview.  The amount of each element of our compensation program is determined by our compensation committee on an annual basis taking into consideration the results of our operations, long and short-term goals, individual goals, the competitive market for our executives, the experience of our compensation committee members with similar companies and general economic factors.

Our chief executive officer provides input to the compensation committee on the performance and compensation levels of our executives, other than himself, as well as information regarding promotions and assumption of additional duties, but he does not have a vote on the compensation committee. Other than for himself, he recommends the base salaries for his direct reports, subject to compensation committee and board approval. Once the level of compensation is set for the year, the compensation committee may revisit its decisions and approvals if there are material developments during the year, such as promotions, that may warrant a change in compensation. After the year is over, the compensation committee reviews the performance of the executive officers and key employees to assess the overall functioning of our compensation plans against our goals.

Base Salary.  Our compensation committee reviews our executives’ base salaries on an annual basis taking into consideration the factors described above as well as changes in position or responsibilities. In the event of material changes in position, responsibilities or other factors, the compensation committee may consider modifying an executive’s base pay during the course of the year.

The base salaries for each of Messrs. Page, Bierhaus, Ishoey and Babcock did not increase in 2011. Mr. Perez joined the company in 2011. His 2011 base salary reflected below was agreed upon with us on an arms-length basis as part of his employment agreement with us. In August 2011, our compensation committee increased the base salary for Mr. Friske by $80,000, making his annual base salary $200,000 per year, in connection with the compensation committee’s annual review of base salaries. This increase for Mr. Friske was made based upon his greater time commitment to the company. We summarize the changes in base salary of our named executive officers for 2010 and 2011 in the table below:

	2010	2011
Name	Base Salary	Base Salary

Stuart M. Page	$300,000	$300,000
Victor M. Perez	—	230,000
Harry Friske	120,000 (1)	200,000 (2)
William M. Bierhaus II	220,000	220,000
Thomas Ishoey	220,000	220,000
John A. Babcock	200,000	200,000

(1)	Effective August 1, 2010, our compensation committee increased Mr. Friske’s base salary from $81,000 to $120,000.

(2)	Effective August 22, 2011, our compensation committee increased Mr. Friske’s base salary from $120,000 to $200,000.

Variable Pay.  Our variable pay compensation, in the form of an annual discretionary cash bonus, is intended to incentivize our executives to meet our corporate objectives and compensate them for achieving these objectives. In addition, our variable pay compensation is intended to reward and incentivize our executives for individual and team performance and additional criteria selected by our compensation committee from time to time. In determining the 2011 discretionary cash bonuses (other than for Mr. Page), the compensation committee considered the recommendations of our chief executive officer in addition to their own evaluations when determining the extent of each named executive officers’ discretionary bonus. Each of Messrs. Page, Perez, Friske and Ishoey earned a discretionary bonus for 2011 in the amount set forth in the table below. The discretionary bonuses were awarded at the end of 2011 to each of these named executive officers in recognition of their contributions towards the filing of the registration statement relating to this offering and the successful completion of the sale of our series C preferred stock in December 2011. Our remaining named executive officers did not earn a 2011 discretionary bonus.

		2011	Percentage of
	2011	Discretionary	2011 Base
Name	Base Salary	Bonus	Salary

Stuart M. Page	$300,000	$60,000	20.0%
Victor M. Perez	230,000	8,255	3.6
Harry Friske	200,000	20,000	10.0
Thomas Ishoey	220,000	22,000	10.0

Allocation of Equity Compensation Awards

In 2011, we granted the following stock options to our named executive officers:

Number of Shares
Name	Underlying Options

Stuart M. Page	52,174
Victor M. Perez	407,178
Harry Friske	17,391
William M. Bierhaus II	19,130
Thomas Ishoey	19,130

The option grants set forth in the table above were made on December 26, 2011 as part of our compensation committee’s normal annual review of equity grants to increase our executive officers’ interest in the long-term success of our company. None of these grants were based on any paid compensation studies.

The options granted to our named executive officers in 2011 became immediately vested at the time of grant, except for a grant of 400,000 options made to Mr. Perez pursuant to the terms of his employment agreement. The 400,000 options granted to Mr. Perez vest over a period of four years, with 25% of the shares vesting on the first anniversary of the grant date and an additional 1/36th of the remaining shares vesting on the last day of each of the first 36 calendar months after the first anniversary. Our compensation committee does not apply a rigid formula in allocating options to executives as a group or to any particular executive. Instead, our compensation committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year.

Timing of Equity Awards

Our compensation committee generally grants options to executives and current employees at the time they begin their employment with us. In addition, we also review equity holdings and potential grants on an annual basis, and we have historically also made additional grants in connection with major events such as third party financings. We do not have any program, plan or practice to time option grants in coordination with the release of material non-public information. As a privately held company, our compensation committee has historically determined the exercise price of options based on valuations determined by the board of directors, but will switch to the trading price of our common stock on the date of grant upon completion of this offering.

Executive Equity Ownership

We encourage our executives to hold a significant equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executives. We have a policy that, once we become a publicly traded company following this offering, we will not permit our executives to sell our stock short, will prohibit our executives from holding our stock in a margin account and will prohibit the purchase and sale of puts, calls or other derivative securities or exchange-traded options on our stock by our executives.

Type of Equity Awards

Historically, we have only issued stock options and restricted stock. However, our 2012 Omnibus Incentive Plan permits us to issue stock options, restricted stock units, restricted stock, stock appreciation rights, performance units and performance stock.

Severance and Change in Control Arrangements

See “— Employment Arrangements with Named Executive Officers” and “— Payments Upon Termination or Upon Change in Control” below for a description of the severance and change in control arrangements we have with our named executive officers. The compensation committee believed that these arrangements were necessary to attract and retain our named executive officers. The terms of these arrangements were determined in negotiation with the applicable named executive officer and were not based on any set formula. These arrangements were structured to provide an incentive to our named executive officers to remain with our company.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, following the completion of this offering, we may begin utilizing restricted stock and restricted stock units as additional forms of equity compensation incentives. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

After we become a public company, Section 162(m) of the Internal Revenue Code and related guidance from the Internal Revenue Service will generally impose a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next three most highly compensated executive officers, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the plan under which the compensation is paid is approved by stockholders and meets other requirements. In addition, certain compensation paid under our plans that existed before we became a public company are not subject to the limitations imposed by Section 162(m) of the Internal Revenue Code. We believe that certain grants of equity awards under our option plans that existed before we became a public company will not be subject to the limitations imposed by Section 162(m) of the Internal Revenue Code, thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we will monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals, and therefore our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Role of Executives in Executive Compensation Decisions

Our compensation committee generally seeks input from our chief executive officer, Stuart M. Page, when discussing the performance of and compensation levels for executives other than himself. The compensation committee also works with Mr. Page in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Page nor any of our other executives participates in deliberations relating to his or her own compensation.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during 2010 and 2011.

				Stock	Option	All Other
Name and Principal Position	Year	Salary	Bonus	Awards(1)	Awards(1)	Compensation	Total

Stuart M. Page	2011	$300,000	$60,000	—	$60,000	—	$420,000
President and Chief Executive Officer	2010	298,958	100,000	—	27,925	—	426,883
Victor M. Perez	2011	87,744	8,255	—	468,255	—	564,254
Chief Financial Officer (2)
Harry Friske	2011	180,513	20,000	—	20,000	—	220,513
Former Chief Financial Officer; Controller (3)	2010	99,612	—	—	3,826	—	103,438
William M. Bierhaus II	2011	357,083	—	—	22,000	—	379,083
Senior Vice President of Business Development	2010	171,769	—	—	14,197	—	185,966
Thomas Ishoey	2011	220,000	22,000	—	22,000	—	264,000
Chief Technology Officer
John A. Babcock	2011	200,257	—	—	—	—	200,257
Former Senior Vice President of Operations (4)	2010	200,000	40,000	—	14,995	—	254,995

(1)	Amounts in this column represent the aggregate grant date fair value of stock awards or option awards calculated in accordance with FASB ASC Topic 718. The assumptions we used in valuing options are described in Note K “Stock Based Compensation” to our consolidated financial statements included elsewhere in this prospectus.

(2)	Mr. Perez became our Chief Financial Officer on August 22, 2011.

(3)	Mr. Friske served as our Chief Financial Officer until Victor M. Perez was named Chief Financial Officer on August 22, 2011. Mr. Friske currently serves as our Controller.

(4)	On December 9, 2011, Mr. Babcock’s employment with us terminated.

Grants of Plan-Based Awards in 2011

The following table sets forth each grant of plan-based awards to our named executive officers during 2011:

			All Other
		All Other Stock	Option
		Awards:	Awards:	Exercise	Grant Date
		Number of	Number of	Price of	Fair Value of
		Shares of	Securities	Option	Stock and
	Grant	Stock	Underlying	Awards	Option
Name	Date	or Units (#)	Options (#)(1)	($/SH)(2)	Awards($)(3)

Stuart M. Page	12/26/2011	—	52,174	$1.15	$60,000
Victor M. Perez.	12/26/2011	—	7,178	1.15	8,255
	12/26/2011	—	400,000	1.15	460,000
Harry Friske	12/26/2011	—	17,391	1.15	20,000
William M. Bierhaus II	12/26/2011	—	19,130	1.15	22,000
Thomas Ishoey.	12/26/2011	—	19,130	1.15	22,000

(1)	Except for the 400,000 option grant made to Mr. Perez, all of the options reflected in the table above vested in full as of the date of grant. The 400,000 option grant made to Mr. Perez vests over a period of four years, with 25% of the shares vesting on the first anniversary of the grant date and an additional 1/36th of the remaining shares vesting on the last day of each of the first 36 calendar months after the first anniversary.

(2)	For a discussion of our methodology for determining the fair value of our common stock, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies”.

(3)	Valuation of these stock and option awards is based on the aggregate dollar amount of stock-based compensation recognized for financial statement reporting purposes computed in accordance with FASB ASC Topic 718 over the term of these awards, excluding the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note K “Stock Based Compensation” to our consolidated financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2011:

	Option Awards					Stock Awards
							Market Value
						Number of	of Shares
						Shares or	or Units
						Units of	of Stock
	Number of Securities Underlying					Stock That	That Have
	Unexercised Options			Option	Option	Have Not	Not Vested
	Exercisable(1)	Unexercisable(1)		Exercise Price	Exercise Date	Vested (#)	($)

Stuart M. Page	289,840	—	(2)	$0.407	03/01/2017	—	$—
	767,039	255,679	(3)	0.078	10/15/2019	—	—
	277,038	387,854	(4)	0.078	10/15/2020	—	—
	52,174	—	(5)	1.15	12/26/2021	—	—
Victor M. Perez.	7,178	—	(5)	1.15	12/26/2021	—	—
	—	400,000	(6)	1.15	12/26/2021	—	—
Harry Friske	22,769	22,768	(7)	0.078	01/01/2020	—	—
	14,230	31,307	(8)	0.078	10/15/2020	—	—
	17,391	—	(5)	1.15	12/26/2021	—	—
William M. Bierhaus II	147,890	190,144	(9)	0.078	4/1/2020	—	—
	19,130	—	(5)	1.15	12/26/2021	—	—
Thomas Ishoey	150,237	300,475	(10)	0.078	9/22/2020	—	—
	19,130	—	(5)	1.15	12/26/2021	—	—

(1)	Except as otherwise noted, the options reflected in the table above vest over a period of four years, with 25% of the shares vesting on the first anniversary of the grant date and an additional 1/36th of the remaining shares vesting on the last day of each of the first 36 calendar months after the first anniversary.

(2)	The date of award was March 1, 2007. These options vested over a three year period with 1/36th of the shares vesting on the last day of each of the 36 calendar months after the grant date.

(3)	The date of award was October 15, 2009. These options vest over a three year period with 1/36th of the shares vesting on the last day of each of the 36 calendar months after the grant date.

(4)	The date of award was October 15, 2010. These options vest over a three year period with 1/36th of the shares vesting on the last day of each of the 36 calendar months after the grant date.

(5)	The date of award was December 26, 2011. These options vested immediately at the time of grant.

(6)	The date of award was December 26, 2011.

(7)	The date of award was January 1, 2010.

(8)	The date of award was October 15, 2010.

(9)	The date of award was April 1, 2010.

(10)	The date of award was September 22, 2010.

Option Exercises and Stock Vested

None of our named executive officers exercised any options in 2011 or had any stock vest in 2011.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Arrangements with Named Executive Officers

Stuart M. Page

We are party to an employment agreement with our chief executive officer, Stuart M. Page, dated March 1, 2007. Mr. Page’s initial annual base salary was set at $275,004, subject to increase from time to time. The employment agreement also provided for certain initial option and restricted stock awards, all of which have since vested.

If we terminate Mr. Page’s employment without “cause” or Mr. Page terminates his employment with us for “good reason”, he is entitled to (i) continued base salary payments for twelve months, (ii) continued medical benefits for twelve months and (iii) continued vesting of any unvested shares and options granted to him at the time he became an employee for an additional six month period after his termination. If we terminate Mr. Page’s employment for “cause” or if Mr. Page terminates his employment with us without “good reason”, Mr. Page will not be entitled to receive any payment from us other than the portion of his base salary that is earned but unpaid.

For this purpose, “cause” is defined as any of the following: (i) the commission of any act of fraud or embezzlement by Mr. Page; (ii) any unauthorized use or disclosure by Mr. Page of any of our material confidential information or trade secrets; (iii) Mr. Page’s indictment for, conviction of, or plea of no contest with respect to any felony violation or any crime of moral turpitude or dishonesty; (iv) Mr. Page’s unauthorized absence from work for reasons other than illness or legally protected leave of absence; (v) Mr. Page’s substance abuse or other misconduct that in any manner materially interferes with the performance of his duties on behalf of us; (vi) any failure or refusal by Mr. Page to perform his duties in an acceptable manner or to follow the lawful and proper directives of our board of directors that are within the scope of his duties in each case after a reasonable notice and cure period not less than 15 days; or (vii) any other misconduct by Mr. Page that adversely affects our business or affairs after a reasonable notice and cure period not less than 15 days.

For this purpose, “good reason” is defined as Mr. Page’s voluntary resignation within six months following: (i) a change in his position with us that materially reduces his duties and responsibilities; (ii) a reduction in Mr. Page’s base salary by more than 5%, other than a reduction that, by resolution of our board of directors including Mr. Page’s consent, is applicable to all of our executive officers generally; or (iii) a relocation of his principal place of employment by more than seventy-five miles without his consent; provided and only if any such change, reduction or relocation is effected by us without Mr. Page’s consent.

If an “acceleration event” occurs, options granted to Mr. Page at the time of the commencement of his employment and in connection with prior third party financings will accelerate and vest in full. As of December 31, 2010, there were outstanding 1,206,069 unvested options held by Mr. Page that would be subject to acceleration upon the occurrence of an “acceleration event”. For this purpose, “acceleration event” is defined as (i) the sale of all or substantially all of our assets on a consolidated basis to an unrelated person or entity or (ii) a merger, reorganization or consolidation in which the outstanding shares of our stock are converted into or exchanged for securities of the successor entity and the holders of our outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction.

If Mr. Page’s employment is terminated for any reason, he is subject to: ongoing confidentiality and non-disclosure obligations; restrictive covenants of non-solicitation of employees for a period of two years from his termination date and non-solicitation of customers for a period of one year from his termination date; and restrictive covenants of non-competition for a period of nine months from his termination date if Mr. Page resigns or is terminated for cause or six months from his termination date following our termination of his employment for any other reason.

Victor M. Perez

We are party to an employment agreement with our chief financial officer, Victor M. Perez, dated July 26, 2011. Mr. Perez’s initial annual base salary was set at $230,000, subject to increase from time to time. The employment agreement also provides for an initial option grant of 400,000 options which were granted on December 26, 2011.

If we terminate Mr. Perez’s employment without “cause” or Mr. Perez terminates his employment with us for “good reason”, he is entitled to (i) that portion of any bonus earned but unpaid, (ii) continued base salary payments for six months and (iii) continued medical benefits for six months. If we terminate Mr. Perez’s employment for “cause” or if Mr. Perez terminates his employment with us without “good reason”, Mr. Perez will not be entitled to receive any payment from us other than the portion of his base salary that is earned but unpaid.

For this purpose, “cause” is defined as any of the following: (i) being convicted of, or submitting a plea of nolo contendere or guilty to, a felony or any other crime involving moral turpitude, (ii) engaging in grossly negligent or willful misconduct in the performance of duties, which actions have had a material detrimental effect on us, (iii) breaching any material provision of the employment agreement, (iv) engaging in conduct which is materially injurious, to us (including, without limitation, misuse or misappropriation of our funds or other property), or (v) committing an act of fraud; provided, however, that we must give Mr. Perez written notice of the acts or omissions constituting cause within 60 days after one of our officers (other than Mr. Perez) first learns of the occurrence of such acts or omissions, and no termination shall be for cause under clauses (ii), (iii), (iv), or (v) unless and until Mr. Perez has been afforded an opportunity to cure such acts or omissions and has failed to do so within 15 days following receipt of such written notice or of having been afforded the opportunity to cure, whichever occurs later.

For this purpose, “good reason” is defined as the occurrence of one of the following without Mr. Perez’s consent: (i) a cumulative reduction of ten percent or more in his base salary, except a reduction which is approved by our board of directors, is applicable to all of our executive officers and does not occur in connection with or after an acceleration event (as such term is defined below); (ii) a demotion or assigning to a lesser position as measured by title, a material diminution in Mr. Perez’s authority, duties, responsibilities or reporting relationship; (iii) a permanent relocation in the geographic location at which Mr. Perez is normally required to perform services to a location more than 75 miles from the location at which he normally performed services immediately before the relocation; or (iv) any other action or inaction that constitutes a material breach by us of his employment agreement. If Mr. Perez alleges good reason as a basis for his termination of employment, (i) he must provide notice to us of the event alleged to constitute good reason within 90 days after the occurrence of such event, and (ii) we must have the opportunity to remedy the alleged good reason event within 30 days from receipt of notice of such allegation. If not remedied within that 30-day period, Mr. Perez may submit a notice of termination, provided that the notice of termination must be given no later than 60 days after the expiration of such 30-day period.

If an “acceleration event” occurs, 50% of any remaining unvested options granted to Mr. Perez will accelerate and vest in full. As of December 31, 2011, there were outstanding 400,000 unvested options held by Mr. Perez that would be subject to acceleration upon the occurrence of an “acceleration event”. For this purpose, “acceleration event” is defined as (i) the sale of all or substantially all of our assets on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation in which the outstanding shares of our stock are converted into or exchanged for securities of the successor entity and the holders of our outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, (iii) prior to the effective date of registration of the sale of any of our securities pursuant to the Securities Act, we (in one or a series of transactions) effect the issuance of voting securities to one or more persons or entities not affiliated with us, resulting in our stockholders prior to any such transaction not retaining at least 51% of our issued and outstanding voting securities following the transaction or (iv) any entity, person or group of persons acting as a group, who previously owned no shares of our stock, or owned shares of our stock which in the aggregate represented less than a majority of the combined voting power of all shares of our stock, acquires the majority of our combined voting power.

If Mr. Perez’s employment is terminated for any reason, he is subject to: ongoing confidentiality and nondisclosure obligations; restrictive covenants of non-solicitation of employees for a period of two years from his termination date and non-solicitation of customers for a period of nine months from his termination date if Mr. Perez resigns or is terminated for cause or six months from his termination date following our termination of his employment for any reason other than cause; and restrictive covenants of non-competition for a period of nine months from his termination date if Mr. Perez resigns or is terminated for cause or six months from his termination date following our termination of his employment for any other reason.

Harry Friske

We are party to an employment agreement with Mr. Friske dated December 10, 2009, which was superseded by an agreement dated August 12, 2011. In his 2009 agreement, Mr. Friske’s initial annual base salary was set at $81,000, subject to increase from time to time. In his 2011 agreement, Mr. Friske’s initial annual base salary was set at $200,000.

Mr. Friske’s 2011 agreement provides that he is entitled to a $15,000 performance bonus for his contribution to our initial public offering process upon the first to occur of February 12, 2012, the successful completion of this offering or termination without cause.

If we terminate Mr. Friske’s employment without “cause”, he is entitled to an amount equal to one-half of six months salary to be paid over a six month period on regular payroll dates and the extension of all benefits during that six month period. If we terminate Mr. Friske’s employment for “cause”, Mr. Friske will not be entitled to receive any payment from us other than the portion of his base salary that is earned but unpaid. For this purpose, “cause” has the same definition as in Mr. Page’s employment agreement.

If Mr. Friske’s employment is terminated for any reason, he is subject to: ongoing confidentiality and non-disclosure obligations; restrictive covenants of non-solicitation of employees for a period of two years from his termination date [and non-solicitation of customers for a period of nine months from his termination date if Mr. Friske resigns or is terminated for cause or six months from his termination date following our termination of his employment for any reason other than cause;] and restrictive covenants of non-competition for a period of nine months from his termination date if Mr. Friske resigns or is terminated for cause or six months from his termination date following our termination of his employment for any other reason.

William M. Bierhaus II

We are party to an employment agreement with Mr. Bierhaus dated March 5, 2010. Mr. Bierhaus’ initial annual base salary was set at $220,000, subject to increase from time to time. The employment agreement also provides that Mr. Bierhaus would receive a 10% commission from all sales during his first year of employment. This commission rate will be reviewed by us annually and has since been lowered to 6% of sales generally and 8% of sales for some existing customers. The employment agreement also provides for an initial grant of 338,034 options to Mr. Bierhaus which were granted on April 1, 2010.

If we terminate Mr. Bierhaus’ employment without “cause”, he is entitled to continued base salary payments for six months, to be paid on regular payroll dates. If we terminate Mr. Bierhaus’ employment for “cause”, Mr. Bierhaus will not be entitled to receive any payment from us other than the portion of his base salary that is earned but unpaid. For this purpose, “cause” has the same definition as in Mr. Page’s employment agreement.

If Mr. Bierhaus’ employment is terminated for any reason, he is subject to: ongoing confidentiality and non-disclosure obligations; restrictive covenants of non-solicitation of employees for a period of two years from his termination date and non-solicitation of customers for a period of nine months from his termination date if Mr. Bierhaus resigns or is terminated for cause or six months from his termination date following our termination of his employment for any reason other than cause; and restrictive covenants of non-competition for a period of nine months from his termination date if Mr. Bierhaus resigns or is terminated for cause or six months from his termination date following our termination of his employement for any other reason.

Thomas Ishoey

We are party to an employment agreement with our chief technology officer, Thomas Ishoey, dated August 10, 2010. Mr. Ishoey’s initial annual base salary was set at $220,000, subject to increase from time to time. The employment agreement also provides for an initial option grant of 450,712 options which were granted on September 22, 2010.

If we terminate Mr. Ishoey’s employment without “cause”, he is entitled to an amount equal to one-half of six months salary to be paid over a six month period on regular payroll dates. If we terminate Mr. Ishoey’s employment for “cause”, Mr. Ishoey will not be entitled to receive any payment from us other than the portion of his base salary that is earned but unpaid. For this purpose, “cause” has the same definition as in Mr. Page’s employment agreement.

If Mr. Ishoey’s employment is terminated for any reason, he is subject to: ongoing confidentiality and non-disclosure obligations; restrictive covenants of non-solicitation of employees for a period of two years from his termination date and non-solicitation of customers for a period of nine months from his termination date if Mr. Ishoey resigns or is terminated for cause or six months from his termination date following our termination of his employment for any reason other than cause; and restrictive covenants of non-competition for a period of nine months from his termination date if Mr. Ishoey resigns or is terminated for cause or six months from his termination date following our termination of his employment for any other reason.

John A. Babcock

Mr. Babcock’s employment with us terminated on December 9, 2011. We are party to an employment agreement with Mr. Babcock dated December 5, 2005. Mr. Babcock’s initial annual base salary was set at $170,000, subject to increase from time to time. The employment agreement also provided for certain initial restricted stock awards, all of which have since vested.

If we terminate Mr. Babcock’s employment without “cause” or Mr. Babcock terminates his employment with us for “good reason”, he is entitled to continue to vest in any unvested restricted stock awards initially awarded to him at the time of his employment for an additional six month period. As of December 31, 2010, all such restricted stock awards have vested. If we terminate Mr. Babcock’s employment for “cause” or if Mr. Babcock terminates his employment with us without “good reason”, Mr. Babcock will not be entitled to receive any payment from us other than the portion of his base salary that is earned but unpaid.

For this purpose, “cause” has the same definition as in Mr. Page’s employment agreement. For this purpose, “good reason” is defined as Mr. Babcock’s voluntary resignation within six months following: (i) a change in his position with us that materially reduces his duties and responsibilities; (ii) a reduction in Mr. Babcock’s base salary by more than 20%, other than a reduction that is applicable to all of our executive officers generally; or (iii) a relocation of his principal place of employment by more than seventy-five miles without his consent; provided and only if any such change, reduction or relocation is effected by us without Mr. Babcock’s consent. Before Mr. Babcock resigns for “good reason” he is required to give us at least fifteen days notice of his intent to resign and an opportunity for us to cure the basis for the claim of “good reason”.

Mr. Babcock is subject to: ongoing confidentiality and non-disclosure obligations; and restrictive covenants of non-solicitation of employees for a period of two years from his termination date and non-solicitation of customers for a period of one year from his termination date.

Payments Upon Termination or Upon Change in Control

The following table sets forth information concerning the payments that would be received by each of our named executive officers upon a termination of their employment without cause or for good reason and concerning the accelerated vesting of options upon an acceleration event. The table assumes the termination occurred on December 31, 2011 and uses the fair value of $1.15 for each share of our common stock as of that date. The table only shows additional amounts that the named executive officers would be entitled to receive upon termination and does not show other items of compensation that may be earned and payable at such time such as earned but unpaid base salary.

	Severance Payment
	and Benefits
	Continuation Upon	Accelerated
	Termination Without	Vesting of Options
	Cause or for Good	Upon an
Name	Reason	Acceleration Event

Stuart M. Page	$306,900 (1)	$689,578 (5)
Victor M. Perez	130,851 (2)	— (5)
Harry Friske	53,450 (3)	—
William M. Bierhaus II	110,000 (4)	—
Thomas Ishoey	110,000 (4)	—

(1)	Consists of one year of base salary and one year of continued medical benefits.

(2)	Consists of that portion of any bonus earned but unpaid (which was $8,255 at December 31, 2011) and six months of base salary and continued medical benefits.

(3)	Only in the case of termination of his employment without cause, consists of one-half of six months of base salary to be paid over a six-month period and six months of continued employee benefits.

(4)	Only in the case of termination of his employment without cause, consists of six months of base salary.

(5)	Outstanding options as of December 31, 2011 are set forth above under “— Outstanding Equity Awards at 2010 Year-End”. As of December 31, 2011, the fair market value of our common stock was equal to or less than the exercise price of Mr. Perez’s options that are subject to acceleration upon a change of control.

Employee Benefit Plans

2012 Omnibus Incentive Plan

Our board of directors has adopted, subject to the approval of such adoption by our stockholders, the Glori Energy, Inc. 2012 Omnibus Incentive Plan, or our 2012 Plan, effective [          , 2012]. Our 2012 Plan provides for the grant of options to purchase our common stock, both incentive options that are intended to satisfy the requirements of Section 422 of the Internal Revenue Code and nonqualified options that are not intended to satisfy such requirements, stock appreciation rights, restricted stock, restricted stock units, performance stock, performance units, other stock-based awards and certain cash awards.

We have reserved for issuance under our 2012 Plan [          ] shares of our common stock.

Our employees are eligible to receive awards under our 2012 Plan. In addition, (1) the non-employee directors of our company, (2) the consultants, agents, representatives, advisors and independent contractors who render services to our company and its affiliates that are not in connection with the offer and sale of our company’s securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our company’s securities and (3) other persons designated by our board of directors, will be eligible to receive awards settled in shares of our common stock, other than incentive stock options, under our 2012 Plan.

Our board of directors will administer our 2012 Plan with respect to awards to non-employee directors, and our compensation committee will administer our 2012 Plan with respect to awards to employees and other non-employee service providers other than non-employee directors. In administering awards under our 2012 Plan, our board of directors or the compensation committee, as applicable (the “committee”), has the power to determine the terms of the awards granted under our 2012 Plan, including the exercise price, the number of shares subject to each award and the exercisability of the awards. The committee also has full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the plan.

Under our 2012 Plan, the committee may grant:

•	options to acquire our common stock. The exercise price of options granted under our 2012 Plan must at least be equal to the fair market value of our common stock on the date of grant and the term of an option may not exceed ten years, except that with respect to an incentive option granted to any employee who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date;

•	stock appreciation rights, or SARs, which allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The amount payable under the stock appreciation right may be paid in cash or with shares of our common stock, or a combination thereof, as determined by the committee;

•	restricted stock, which are awards of our shares of common stock that vest in accordance with terms and conditions established by the committee; and

•	restricted stock units, which are awards that are based on the value of our common stock and may be paid in cash or in shares of our common stock.

Under our 2012 Plan, the committee may also grant performance stock, performance unit and annual cash incentive awards. Performance stock and performance units are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest.

It is intended that our 2012 Plan will conform with the standards of Section 162(m) of the Internal Revenue Code with respect to individuals who are classified as “covered employees” under Section 162(m). The committee will establish organizational or individual performance goals which, depending on the extent to which they are met, will determine the number and the value of performance stock, performance units and annual cash incentive awards to be paid out to participants. Payment under performance unit awards may be made in cash or in shares of our common stock with equivalent value, or some combination of the two, as determined by the committee.

The amount of, the vesting and the transferability restrictions applicable to any performance stock or performance unit award will be based upon the attainment of such performance goals as the committee may determine. A performance goal will be based on one or more of the following business criteria: earnings per share, earnings per share growth, total stockholder return, economic value added, cash return on capitalization, increased revenue, revenue ratios, per employee or per customer, net income, stock price, market share, return on equity, return on assets, return on capital, return on capital compared to cost of capital, return on capital employed, return on invested capital, stockholder value, net cash flow, operating income, earnings before interest and taxes, cash flow, cash flow from operations, cost reductions, cost ratios, per employee or per customer, proceeds from dispositions, project completion time and budget goals, net cash flow before financing activities, customer growth and total market value.

Awards may be granted under our 2012 Plan in substitution for stock options and other awards held by employees of other corporations who are about to become employees of our company or any of our subsidiaries. The terms and conditions of the substitute awards granted may vary from the terms and conditions set forth in our 2012 Plan to the extent our board of directors may deem appropriate.

The existence of outstanding awards will not affect in any way the right or power of our company to make any adjustments, recapitalizations, reorganizations or other changes in our company’s capital structure or its business. If our company shall effect a capital readjustment or any increase or reduction of the number of shares of our common stock outstanding, without receiving compensation therefor in money, services or property, then the number and per share price of our common stock subject to outstanding awards under our 2012 Plan shall be appropriately adjusted.

If we are not the surviving entity in any merger, consolidation or other reorganization; if we sell, lease or exchange or agree to sell, lease or exchange all or substantially all of our assets; if we are to be dissolved; or if we are a party to any other corporate transaction, then the committee may:

•	accelerate the time at which some or all of the awards then outstanding may be exercised, after which all such awards that remain unexercised shall terminate;

•	require the mandatory surrender to our company of some or all of the then outstanding options and stock appreciation rights as of a date, in which event the committee will then cancel such award and our company will pay to each such holder an amount of cash per share equal to the excess, if any, of the per share price offered to stockholders of our company in connection with such transaction over the exercise or grant price under such award for such shares;

•	have some or all outstanding awards assumed or have a new award of a similar nature substituted for some or all of the then outstanding awards;

•	provide that the number of our shares of common stock covered by an award will be adjusted so that such award when exercised will then cover the number and class or series of our common stock or other securities or property to which the holder of such award would have been entitled pursuant to the terms of the agreement or plan relating to such transaction if the holder of such award had been the holder of record of the number of shares of our common stock then covered by such award; or

•	make such adjustments to awards then outstanding as the committee deems appropriate to reflect such transaction.

After a merger involving our company, each holder of a restricted stock award granted under our 2012 Plan shall be entitled to have his or her restricted stock appropriately adjusted based on the manner in which the shares of our common stock were adjusted under the terms of the agreement of merger.

Awards under our 2012 Plan will be designed, granted and administered in such a manner that they are either exempt from, or comply with, the requirements of Section 409A of the Internal Revenue Code.

Our board of directors may alter, amend or terminate our 2012 Plan, and the committee may alter, amend or terminate any award agreement in whole or in part; however, no termination, amendment or modification shall adversely affect in any material way any award previously granted, without the written consent of the holder.

No awards may be granted under our 2012 Plan on or after the tenth anniversary of the effective date of our 2012 Plan, unless our 2012 Plan is subsequently amended, with the approval of stockholders, to extend the termination date.

2006 Stock Option and Grant Plan

Our board of directors adopted, and our stockholders approved, the Glori Oil Limited Amended and Restated 2006 Stock Option and Grant Plan, or our 2006 Plan. In December 2010, our 2006 Plan was amended to increase the maximum number of shares reserved for issuance under the 2006 Plan by 900,000. Our 2006 Plan allows for the grant of options to purchase our common stock, both incentive options that are intended to satisfy the requirements of Section 422 of the Internal Revenue Code and nonqualified options, restricted stock awards and unrestricted stock awards. Awards under our 2006 Plan may be granted to our officers, employees, directors and other key persons (including consultants and prospective employees). Our compensation committee administers our 2006 Plan and makes all awards under the plan, which awards are then confirmed by our board of directors.

We will not issue any new awards under our 2006 Plan after the completion of this offering. The terms of our 2006 Plan, and the applicable award agreements, will continue to govern any outstanding awards issued under the plan. No awards have been issued under our 2006 Plan other than options to purchase our common stock and restricted stock. We do not intend to issue any new awards under our 2006 Plan prior to the completion of this offering other than additional options to purchase our common stock.

We have reserved for issuance under our 2006 Plan 5,453,740 shares of our common stock. As of September 30, 2011, options to purchase a total of 4,231,539 shares of our common stock were issued and outstanding under our 2006 Plan, and a total of 158,932 shares of our common stock had been issued upon the exercise of options granted under our 2006 Plan that had not been repurchased by us.

Our board of directors has the authority to determine the terms and conditions of the awards granted under our 2006 Plan.

Our 2006 Plan provides that in the event of a “sale event”, which term includes a sale of substantially all of our assets, an acquisition of a controlling amount of our outstanding shares and our dissolution or liquidation, the 2006 Plan and all options issued thereunder will be terminated at the effective time of the sale event, unless provision is made in connection with the sale event in the sole discretion of the parties to the sale event for the assumption or continuation of the options by the successor entity or the substitution of the options with new options of the successor entity. In the event of the termination of the 2006 Plan and the options, each holder of options shall be permitted, within a specified period of time prior to the consummation of the sale event as determined by our board of directors, to exercise all options which are then exercisable or will become exercisable as of the effective time of the sale event. In addition, in the event of a sale event pursuant to which our stockholders would receive a cash payment for shares surrendered in the sale event, we will have the right but not the obligation to make or provide for a cash payment to a holder of an option in exchange for the cancellation of such option an amount equal to the difference between the amount payable to a holder of a share of our common stock as a result of the sale event and the exercise price to acquire a share under the option.

The price at which shares of our common stock may be purchased under an option shall be determined by our board of directors, but such price may not be less than the fair market value of the shares on the date the option is granted or 110 percent of the fair market value of the shares on the date the option is granted if an employee owns (by reason of the attribution rules of Section 424(d) of the Internal Revenue Code) more than ten percent of the combined voting power of all classes of our stock and an incentive stock option is granted to such employee.

Options granted under the 2006 Plan vest and become exercisable as determined by our board of directors and provided in the applicable award agreement. An option issued under our 2006 Plan generally expires on the tenth anniversary of the date the option is granted, unless terminated earlier.

After termination of a grantee’s service to us and our affiliates, he or she may exercise the vested portion of his or her option for the period of time stated in the option agreement.

A grantee shall not have any rights as a stockholder with respect to our common stock covered by an option until the date a stock certificate for such common stock is issued by us.

Limitation on Liability and Indemnification Matters

Our post-offering certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our post-offering certificate of incorporation and post-offering bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our post-offering bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered or expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our post-offering certificate of incorporation and our post-offering bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

Since January 1, 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under “Management” and “Executive Compensation” and the transactions described below.

Preferred Stock Issuances

Issuance of Series A Preferred Stock

Between November 2006 and September 2008, we sold an aggregate of 47,554,100 shares of series A preferred stock at a price of $0.2208 per share for gross proceeds of approximately $10.5 million. On October 15, 2009, we effected a 100 to 1 reverse stock split on our series A preferred stock. The table below sets forth the number of shares of series A preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates, after giving effect to such reverse stock split:

	Number of Shares of	Aggregate
Investor	Series A Preferred Stock	Purchase Price

GTI Glori Oil Fund I L.P.(1)	271,738	$6,000,000
KPCB Holdings, Inc.	181,159	4,000,000

(1)	269,474 shares of series A preferred stock were sold to GTI Glori Oil Fund I L.P. 2,264 shares of series A preferred stock were sold to GTI Ventures LLC, which is the general partner of GTI Co-Investment L.P., which is the general partner of GTI Glori Oil Fund I L.P. Michael Schulhof, one of our directors, is a managing director of GTI Capital Group, and Jonathan Schulhof, one of our directors, is a managing partner of GTI Capital Group. GTI Capital Group is managed by GTI Holdings LLC and three other partners. GTI Holdings LLC is owned by Michael Schulhof and Jonathan Schulhof and GTI Holdings LLC is the managing member of GTI Ventures LLC.

Issuance of Series B Preferred Stock

Between October 2009 and May 2011, we sold an aggregate of 2,901,052 shares of series B preferred stock at a price of $5.5216 per share for gross proceeds of approximately $16.0 million. The table below sets forth the number of shares of series B preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates:

	Number of Shares of	Aggregate
Investor	Series B Preferred Stock	Purchase Price

Oxford Bioscience Partners V L.P.(1)	770,539	$4,254,621
Rawoz Technology Company Ltd.(2)	769,703	4,250,000
Malaysian Life Sciences Capital Fund Ltd.(3)	543,320	3,000,000
KPCB Holdings, Inc.	363,553	2,007,397
Energy Technology Ventures, LLC	271,660	1,499,997
GTI Glori Oil Fund I L.P.(4)	182,277	1,006,473

(1)	753,557 and 16,982 shares of series B preferred stock were sold to Oxford Bioscience Partners V L.P. and mRNA Fund V L.P., respectively. Matthew Gibbs is one of our directors and is the general partner of OBP Management V L.P., which is the general partner of Oxford Bioscience Partners V L.P. and mRNA Fund V L.P.

(2)	Jasbir Singh is one of our directors and is an executive director of Omar Zawawi Establishment (OMZEST) Group, an entity owned by the same stockholders that own Rawoz Technology Company Ltd.

(3)	Ganesh Kishore is one of our directors and is the chief executive officer of Malaysian Life Sciences Capital Fund Ltd.

(4)	180,759 shares of series B preferred stock were sold to GTI Glori Oil Fund I L.P. 1,518 shares of series B preferred stock were sold to GTI Ventures LLC, which is the general partner of GTI Co-Investment L.P., which is the general partner of GTI Glori Oil Fund I L.P. Michael Schulhof, one of our directors, is a managing director of GTI Capital Group, and Jonathan Schulhof, one of our directors, is a managing partner of GTI Capital Group. GTI Capital Group is managed by GTI Holdings LLC and three other partners. GTI Holdings LLC is owned by Michael Schulhof and Jonathan Schulhof and GTI Holdings LLC is the managing member of GTI Ventures LLC.

Issuance of Series C Preferred Stock

On December 30, 2011 and January 19, 2012, we sold an aggregate of 7,296,607 shares of series C preferred stock for gross proceeds of approximately $20 million. The table below sets forth the number of shares of series C preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

		Aggregate
	Number of Shares of	Purchase
Investor	Series C Preferred Stock	Price

KPCB Holdings, Inc.	182,415	$500,000
Oxford Bioscience Partners V L.P. (1)	1,459,321	3,999,999
Malaysian Life Sciences Capital Fund Ltd. (2)	1,094,490	2,999,997
Energy Technology Ventures, LLC (3)	937,623	2,570,025
Rawoz Technology Company Ltd. (4)	1,094,491	3,000,000
GTI Ventures LLC (5)	36,483	100,000

(1)	1,427,159 and 32,162 shares of series C preferred stock were sold to Oxford Bioscience Partners V L.P. and mRNA Fund V L.P., respectively. Matthew Gibbs is one of our directors and is the general partner of OBP Management V L.P., which is the general partner of Oxford Bioscience Partners V L.P. and mRNA Fund V L.P.

(2)	Ganesh Kishore is one of our directors and is the chief executive officer of Malaysian Life Sciences Capital Fund Ltd.

(3)	At the closing of the December 30, 2011 sale of our series C preferred stock, the ETV Note was converted into 572,793 shares of series C preferred stock in accordance with the terms of the ETV Note.

(4)	Jasbir Singh is one of our directors and is an executive director of Omar Zawawi Establishment (OMZEST) Group, an entity owned by the same stockholders that own Rawoz Technology Company Ltd.

(5)	36,483 shares of series C preferred stock were sold to GTI Ventures LLC, which is the general partner of GTI Co-Investment L.P., which is the general partner of GTI Glori Oil Fund I L.P. Michael Schulhof, one of our directors, is a managing director of GTI Capital Group, and Jonathan Schulhof, one of our directors, is a managing partner of GTI Capital Group. GTI Capital Group is managed by GTI Holdings LLC and three other partners. GTI Holdings LLC is owned by Michael Schulhof and Jonathan Schulhof and GTI Holdings LLC is the managing member of GTI Ventures LLC.

Convertible Promissory Note

In conjunction with the sale of series B preferred stock to ETV in May 2011, we sold to ETV the ETV Note, which is a convertible promissory note in the principal sum of $1.5 million maturing in November 2012, subject to extension, bearing interest at a fixed rate of 8%. At the closing of the December 30, 2011 sale of our series C preferred stock and in payment of the ETV Note, the ETV Note was converted into 572,793 shares of series C preferred stock in accordance with the terms of the ETV Note by taking the principal outstanding under the ETV Note, plus all accrued and unpaid interest through December 20, 2011, and dividing this amount by the series C purchase price per share.

Board of Directors

Prior to the completion of this offering, the holders of our preferred stock have contractual rights to appoint six members of our board of directors as described under “Management — Composition of the Board of Directors”. This right terminates upon completion of this offering. Some of these appointees will remain on our board following this offering as described under “Management”, but there will not be any contractual obligation to retain these appointees as directors following this offering.

Registration Rights

Some of our existing stockholders, including entities with which certain of our directors are affiliated, have registration rights with respect to stock that they hold beginning 180 days after the date of this prospectus. For a description of these registration rights, see “Description of Capital Stock — Registration Rights”.

Stock and Stock Options Granted to and Employment Arrangements with Directors and Executive Officers

For a description of the grant of stock and stock options to directors and executive officers and employment arrangements with our executive officers, see “Management — Director Compensation for the Year Ended December 31, 2010” and “Executive Compensation”.

Indemnification Agreements

We have entered or expect to enter into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into similar indemnification arrangements with our future directors and executive officers.

Principal Stockholders

We are currently controlled by Oxford, Rawoz, GTI, KPCB, MLSCF and ETV. Based on the number of shares outstanding as of September 30, 2011 and excluding beneficial ownership of warrants and including 7,296,607 shares of common stock issuable upon conversion of the shares of series C preferred stock issued after September 30, 2011 (assuming the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering, which conversion ratio is subject to adjustment based on the initial public offering price of our common stock in this offering), GTI owned 17.2% of our outstanding voting power, Oxford owned 18.5%, Rawoz owned 17.8%, KPCB owned 15.6%, MLSCF owned 13.2% and ETV owned 7.4%.

Effective upon the completion of this offering, all of our outstanding shares of preferred stock of all classes and accrued and unpaid dividends on our series A and series B preferred stock will automatically convert into shares of our common stock. There will be no shares of preferred stock of any class outstanding upon completion of this offering. The following table sets forth as of September 30, 2011 and after giving effect to the sale of shares of our series C preferred stock which occurred after September 30, 2011 the number of shares of our common stock that each of our principal stockholders will receive in connection with this offering:

Shares of Our
Common Stock
Received in Connection
Principal Stockholder	with the Offering(1)

Oxford	10,190,221
Rawoz	9,815,626
GTI	8,509,034
KPCB	8,522,020
MLSCF	7,250,588
ETV	3,727,224

(1)	Represents the number of shares of our common stock issuable upon the conversion of all of our outstanding shares of preferred stock held by the principal stockholder and accrued and unpaid dividends on such preferred stock, which includes shares of common stock issuable upon conversion of the series C preferred stock issued after September 30, 2011 (assuming the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering, which conversion ratio is subject to adjustment based on the initial public offering price of our common stock in this offering), subject to additional shares of our common stock being issuable (x) for each day after September 30, 2011 and before this offering is completed for the daily accrual of unpaid dividends on our series A and series B preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 4% for our series A preferred stock and 8% for our series B preferred stock and (y) for each day after December 30, 2011 for the daily accrual of unpaid dividends on our series C preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 8% through December 30, 2012.

Procedures for Related Party Transactions

Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to our chief executive officer or chief financial officer who then is required to review and summarize the proposed transaction for our board of directors. Pursuant to its charter, our audit committee must approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee is charged with considering the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. A copy of our code of business conduct and ethics and audit committee charter may be found at our corporate website www.glorienergy.com upon the completion of this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2011 by:

•	each person who beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our executive officers named in the Summary Compensation Table;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 2011 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Percentage of shares outstanding is based on [          ] shares of our common stock, which comprises and assumes the following:

•	2,999,592 shares of our common stock outstanding as of September 30, 2011;

•	the conversion, which will occur upon the closing of this offering, of all of our outstanding shares of preferred stock and accrued and unpaid dividends on our preferred stock into an aggregate of 51,031,327 shares of our common stock, which includes 7,296,607 shares of common stock issuable upon conversion of the series C preferred stock issued after September 30, 2011 (assuming the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering, which conversion ratio is subject to adjustment based on the initial public offering price of our common stock in this offering), subject to additional shares of our common stock being issuable (x) for each day after September 30, 2011 and before this offering is completed for the daily accrual of unpaid dividends on our series A and series B preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 4% for our series A preferred stock and 8% for our series B preferred stock and (y) for each day after December 30, 2011 for the daily accrual of unpaid dividends on our series C preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 8% through December 30, 2012; and

•	the [ ]-to-one reverse split of our common stock on [ , 2012].

Unless otherwise indicated to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address for each listed stockholder is c/o Glori Energy Inc., 4315 South Drive, Houston, Texas 77053.

	Number of Shares Beneficially Owned				Percentage of Shares Outstanding
			After Offering	After Offering		After Offering	After Offering
			Assuming No	Assuming Full		Assuming No	Assuming Full
			Exercise of	Exercise of		Exercise of	Exercise of
			Over-	Over-		Over-	Over-
	Before		Allotment	Allotment	Before	Allotment	Allotment
Name of Beneficial Owner	Offering		Option	Option	Offering	Option	Option

5% Stockholders
GTI Glori Oil Fund I L.P.	10,319,147	(1)			18.8%		%
Oxford Bioscience Partners V L.P.	10,190,221	(2)			18.9
Rawoz Technology Company Ltd.	9,815,626	(3)			18.2
KPCB Holdings, Inc.	8,522,020	(4)			15.8
Malaysian Life Sciences Capital Fund Ltd.	7,250,588	(5)			13.4
Energy Technology Ventures, LLC	3,727,244	(6)			6.9
Named Executive Officers:
Stuart M. Page	1,523,560	(7)			2.8
John A. Babcock	505,779	(8)			*
Harry Friske	33,204	(9)			*
William M. Bierhaus II	133,805	(10)			*
Victor M. Perez	—	(11)			*
Thomas Ishoey	131,458	(12)			*
Non-Employee Directors:
John Clarke	—	(13)	—		*
Matthew Gibbs	10,190,221	(14)			18.9
Ganesh Kishore	7,250,588	(15)			13.4
Mark Puckett	—	(16)	—		*
Jonathan Schulhof	10,319,147	(17)			18.8
Michael Schulhof	10,319,147	(18)			18.8
Jasbir Singh	9,815,626	(19)			18.2
All of our directors and executive officers as a group (11 persons)	39,364,404	(20)	—		69.6

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)	GTI Glori Oil Fund I L.P. owns 8,401,968 of the referenced shares. GTI Ventures LLC, which owns 944,936 of the referenced shares is the general partner of GTI Co-Investment L.P., which is the general partner of GTI Glori Oil Fund I L.P. GTI Holdings LLC is owned by Michael Schulhof and Jonathan Schulhof, who exercise voting and investment control over the referenced shares, and GTI Holdings LLC is the managing member of GTI Ventures LLC. All such entities, Michael Schulhof and Jonathan Schulhof disclaim beneficial ownership of such shares except to the extent of their pecuniary interests in such shares. Includes 972,243 shares of common stock subject to a warrant held by GTI Glori Oil Fund I L.P., which was exercisable within 60 days of September 30, 2011.

(2)	OBP Management V L.P. is the general partner of Oxford Bioscience Partners V L.P. and mRNA Fund V L.P. Oxford Bioscience Partners V L.P. owns 9,965,638 of the referenced shares and mRNA Fund V L.P. owns 224,583 of the referenced shares. Matthew Gibbs and Jonathan Fleming are the general partners of OBP Management V L.P. All such entities, Mr. Gibbs and Mr. Fleming disclaim beneficial ownership of such shares except to the extent of their pecuniary interests in such shares.

(3)	Rawoz Technology Company Ltd. owns the shares. Dr. Omar Abdul Muniem Al Zawawi has the controlling interest in Rawoz Technology Company Ltd. and has voting and investment power with respect to such shares. Jasbir Singh is one of our directors and is an executive director of Omar Zawawi Establishment (OMZEST) Group, an entity owned by the same stockholders that own Rawoz Technology Company Ltd. Each of Mr. Singh and Mr. Al Zawawi disclaim beneficial ownership of the shares owned by Rawoz Technology Company Ltd. except to the extent of his pecuniary interest.

(4)	Kleiner Perkins Caufield & Byers XII, LLC owns 7,605,281 of the referenced shares and KPCB XII Founders Fund, LLC owns 120,786 of the referenced shares. The managing member of Kleiner Perkins Caufield & Byers XII, LLC and KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, which is affiliated with Kleiner Perkins Caufield & Byers, a venture capital firm. Brook Byers, John Doerr, Joseph Lacob, Raymond Lane and Ted Schlein are the managers of KPCB XII Associates, LLC and exercise shared voting and dispositive control over the shares held by Kleiner Perkins Caufield & Byers XII, LLC and KPCB XII Founders Fund, LLC. Each manager of KPCB XII disclaims beneficial ownership of such shares except to the extent of the manager’s pecuniary interests in such shares. These 7,726,067 shares are held for convenience in the name of “KPCB Holdings, Inc.,” which also holds an additional 795,953 shares for the accounts of such managers and other individuals and entities that exercise their own voting and dispositive control over the shares for their respective accounts. KPCB Holdings, Inc. has no voting or dispositive power or pecuniary interest in any of such 795,953 shares.

(5)	Malaysian Life Sciences Capital Fund Ltd. owns the shares. Malaysian Life Sciences Capital Fund Management Company Ltd. is the manager of Malaysian Life Sciences Capital Fund Ltd. The following individuals comprise an investment committee of Malaysian Life Sciences Capital Fund Ltd.: Steven Burrill, Dr. Roger Wyse, Dr. John Hamer, Dr. Ganesh Kishore, Norhalim Yunus, Mariamah Daud and Rashidan Shah Abdul Rahim. The members of the investment committee exercise shared voting and dispositive control over the shares held by Malaysian Life Sciences Capital Fund Ltd. Mr. Kishore is also the chief executive officer of Malaysian Life Sciences Capital Fund Ltd. Each member of the investment committee disclaims beneficial ownership of the shares owned by Malaysian Life Sciences Capital Fund Ltd. except to the extent of the member’s pecuniary interest.

(6)	Energy Technology Ventures, LLC is a joint venture between three members: General Electric Capital Corporation, NRG Cleantech Investments, LLC (a subsidiary of NRG Energy, Inc.) and ConocoPhillips Company. Pursuant to the limited liability company agreement governing the joint venture, the power to direct the voting of the referenced shares and the dispositive power with respect to the referenced shares rests with each of the members. Each member or, in the case of NRG Cleantech Investments, LLC, its parent company is a public company ultimately controlled by its board of directors, the names and identities of which are publicly available.

(7)	Includes 1,258,630 shares of common stock subject to options which were exercisable on or within 60 days of September 30, 2011. Does not reflect 52,174 options granted to Mr. Page on December 26, 2011. See “Executive Compensation — Grants of Plan-Based Awards in 2011”.

(8)	Includes 443,659 shares of common stock subject to options which were exercisable on or within 60 days of September 30, 2011.

(9)	Consists of 33,204 shares of common stock subject to options which were exercisable on or within 60 days of September 30, 2011. Does not reflect 17,391 options granted to Mr. Friske on December 26, 2011. See “Executive Compensation — Grants of Plan-Based Awards in 2011”.

(10)	Consists of 133,805 shares of common stock subject to options which were exercisable on or within 60 days of September 30, 2011. Does not reflect 19,130 options granted to Mr. Bierhaus on December 26, 2011. See “Executive Compensation — Grants of Plan-Based Awards in 2011”.

(11)	Does not reflect 407,178 options granted to Mr. Perez on December 26, 2011. See “Executive Compensation — Grants of Plan-Based Awards in 2011”.

(12)	Consists of 131,458 shares of common stock subject to options which were exercisable on or within 60 days of September 30, 2011. Does not reflect 19,130 options granted to Mr. Ishoey on December 26, 2011. See “Executive Compensation — Grants of Plan-Based Awards in 2011”.

(13)	Does not reflect 156,000 options and 5,000 shares of common stock granted to Mr. Clarke on December 26, 2011. See “Director Compensation for the Year Ended December 31, 2011”.

(14)	Consists of 10,190,221 shares held by Oxford Bioscience Partners V L.P. and mRNA Fund V L.P. as reflected in footnote 2 above. Mr. Gibbs disclaims beneficial ownership of such shares except to the extent of his pecuniary interests in such shares.

(15)	Consists of 7,250,588 shares held by Malaysian Life Sciences Capital Fund Ltd. as reflected in footnote 5 above. Mr. Kishore disclaims beneficial ownership of such shares except to the extent of his pecuniary interests in such shares.

(16)	Does not reflect 156,000 options and 5,000 shares of common stock granted to Mr. Puckett on December 26, 2011. See “Director Compensation for the Year Ended December 31, 2011”.

(17)	Consists of 10,319,147 shares beneficially held by GTI Glori Oil Fund I L.P. and GTI Ventures LLC as reflected in footnote 1 above. Mr. J. Schulhof disclaims beneficial ownership of such shares except to the extent of his pecuniary interests in such shares.

(18)	Consists of 10,319,147 shares beneficially held by GTI Glori Oil Fund I L.P. and GTI Ventures LLC as reflected in footnote 1 above. Mr. M. Schulhof disclaims beneficial ownership of such shares except to the extent of his pecuniary interests in such shares.

(19)	Consists of 9,815,626 shares held by Rawoz Technology Company Ltd. as reflected in footnote 3 above. Mr. Singh disclaims beneficial ownership of such shares except to the extent of his pecuniary interests in such shares.

(20)	Includes the shares reflected in footnotes (7), (10) through (12) and (13) through (19).

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and material provisions of our post-offering certificate of incorporation and post-offering bylaws relating to our capital stock. Copies of our post-offering certificate of incorporation and post-offering bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of [          ] shares of common stock, $0.0001 par value per share, and [          ] shares of undesignated preferred stock, $0.0001 par value per share. As of September 30, 2011, we had outstanding 2,999,592 shares of common stock. Following the closing of this offering, our outstanding common stock will include 51,031,327 shares of common stock that will be outstanding as of the completion of this offering as a result of the automatic conversion of each of our outstanding shares of preferred stock of all series and accrued and unpaid dividends on our preferred stock into 51,031,327 shares of our common stock, which includes 7,296,607 shares of common stock issuable upon conversion of the series C preferred stock issued after September 30, 2011 (assuming the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering, which conversion ratio is subject to adjustment based on the initial public offering price of our common stock in this offering), subject to additional shares of our common stock being issuable (x) for each day after September 30, 2011 for the daily accrual of unpaid dividends on our series A and series B preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 4% for our series A preferred stock and 8% for our series B preferred stock and (y) for each day after December 30, 2011 for the daily accrual of unpaid dividends on our series C preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 8% through December 30, 2012. As of September 30, 2011, we had 13 common stockholders of record.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our post-offering certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive, Conversion, Redemption or Sinking Fund Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption or any sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Following the closing of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of [          ] shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

Registration Rights

According to the terms of our Third Amended and Restated Investors’ Rights Agreement, as amended, or the Investors’ Rights Agreement, the stockholders named therein, which include entities with which certain of our directors are affiliated, are entitled to the demand, piggyback and Form S-3 registration rights described below.

Demand Registration Rights

At any time following 180 days after the effective date of the registration statement to which this prospectus relates, holders of at least 30% of our series B preferred stock (or shares of our common stock or other registrable securities issuable upon conversion of our series B preferred stock), have the right, under our Investors’ Rights Agreement, to require that we register at least 20% of the shares of common stock into which the series B preferred stock shall convert. We are not required to effect more than two registrations requested by these stockholders on Form S-1 or any demand registration during any period that is 60 days before our good faith estimate of the date of filing of, and ending on a date 180 days following the effective date of, a registration statement initiated by us. In addition, if it would be materially detrimental to us and our stockholders for us to effect a registration on Form S-1 because such action would (i) materially interfere with a significant acquisition, corporate reorganization or similar transaction, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act, then we may defer effecting a registration on Form S-1 for a period of not more than 120 days. The other stockholders who are a party to the Investors’ Rights Agreement may also include their shares in such registration. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights

Each stockholder who is a party to the Investors’ Rights Agreement has the right, in connection with the registration of common stock registered hereby and in connection with any future registration of any securities by us for public sale, to include their shares in such registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

Form S-3 Registration Rights

Holders of at least 30% of the registrable securities, which consists of common stock issuable or issued upon conversion of our preferred stock, any common stock, or any common stock issued or issuable upon conversion and/or exercise of any other of our securities held by the investors party to the Investors’ Rights Agreement and any common stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such shares, have the right, under our Investors’ Rights Agreement, to require that we register all or a portion of their shares of common stock on Form S-3 if we are eligible to file a registration statement on that form and the expected net proceeds of such offering are at least $3,000,000, net of underwriters’ discounts and commissions. We are not required to effect more than two registrations on Form S-3 in any twelve-month period, or any demand registration during any period that is 30 days before our good faith estimate of the date of filing of, and ending on a date 90 days following the effective date of, a registration statement pertaining to an underwritten public offering of securities for our own account. In addition, if it would be materially detrimental to us and our stockholders for us to effect a registration on Form S-3 because such action would (i) materially interfere with a significant acquisition, corporate reorganization or similar transaction, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act, then we may defer effecting a registration on Form S-3 for a period of not more than 90 days. The other stockholders who are a party to the Investors’ Rights Agreement may also include their shares in such registration. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, for all registrations on Form S-3.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions of Delaware law and our post-offering certificate of incorporation and post-offering bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of our company in a coercive manner as described below. These provisions, summarized below, are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding shares of voting stock that are not owned by the interested stockholder.

Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specific exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide for:

•	Election and Removal of Directors. Our certificate of incorporation and our bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Our directors are elected by plurality vote. Vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board.

•	Special Stockholder Meetings. Under our bylaws, only a majority of the entire number of our directors may call special meetings of stockholders.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

•	Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our common stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of director’s decision regarding a takeover.

•	Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Through April 19, 2012, the prior written approval of Texas ACP II, L.P., one of the holders of our series C preferred stock, is required for the relocation of our principal business operations. We agreed to add this provision to our certificate of incorporation in connection with the January 19, 2012 sale of our series C preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have applied to have our common stock listed on The Nasdaq Global Market under the trading symbol “GLRI”.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
TO NON-U.S. HOLDERS

The following discussion summarizes the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold shares of our common stock as capital assets for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock who or that is not for U.S. federal income tax purposes any of the following:

•	an entity or arrangement treated as a partnership;

•	an individual citizen or resident of the United States (including certain former citizens and former long-term residents of the United States;

•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) it is subject to the primary supervision of a court within the United States and one or more “United States persons” as defined under the Code (as defined below) have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income and estate tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income and estate taxes and does not describe any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to a non-U.S. holder who is subject to special treatment under U.S. federal income tax laws (including a bank or financial institution, a broker, a dealer in securities, a United States expatriate, a “controlled foreign corporation”, a “passive foreign investment company”, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity for U.S. federal income tax purposes or an investor in a pass-through entity for U.S. federal income tax purposes, a tax-exempt organization, or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF SHARES OF OUR COMMON STOCK. IF YOU ARE CONSIDERING THE PURCHASE OF SHARES OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF SHARES OF OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL, OR FOREIGN TAXING JURISDICTIONS.

Distributions on Shares of Our Common Stock

As discussed above under “Dividend Policy”, we do not currently anticipate paying cash dividends with respect to shares of our common stock. In the event that we do make a distribution to non-U.S. holders with respect to shares of our common stock, such distributions will generally be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code, and will be subject to withholding as discussed in the next paragraph below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce such non-U.S. holder’s basis in its shares of our common stock and, to the extent such portion exceeds such non-U.S. holder’s basis, the excess will be treated as gain from the disposition of its shares of our common stock, the tax treatment of which is discussed below under “Dispositions of Shares of Our Common Stock”. Any distribution described in this paragraph would also be subject to the discussion below under “Additional Withholding and Reporting Requirements under Recently Enacted Legislation”.

Dividends paid to a non-U.S. holder with respect to shares of our common stock will generally be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by such non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such non-U.S. holder in the United States) will not be subject to U.S. withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a United States person, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such non-U.S. holder is not a United States person and is eligible for treaty benefits, or (b) if such non-U.S. holder’s shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A non-U.S. holder who is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Shares of Our Common Stock

Any gain realized by a non-U.S. holder on the disposition of shares of our common stock will generally not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of such non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States);

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (a “USRPHC”), at any time within the shorter of the five year period preceding the disposition and such non-U.S. holder’s holding period with respect to the applicable shares of our common stock (the “relevant period”), and in the case that shares of our common stock are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such non-U.S. holder owns directly or is deemed to own pursuant to attribution rules more than 5% of shares of our common stock at any time during the relevant period. We believe that we are not currently a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests plus certain other assets used or held for use in a trade or business.

A non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates; and if such non-U.S. holder is treated as a corporation for U.S. federal income tax purposes, it may also be subject to an additional branch profits tax at a rate of 30% on its effectively connected earnings and profits, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S. source capital losses, even though such individual is not considered a resident of the United States. A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized, except that the branch profits tax will not apply.

U.S. Federal Estate Tax

Shares of our common stock held by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which such non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder with respect to shares of our common stock unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person), or such non-U.S. holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received by a non-U.S. holder from a disposition of shares of our common stock, unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person), or such non-U.S. holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Additional Withholding and Reporting Requirements under Recently Enacted Legislation

The Foreign Account Tax Compliance Act, or FATCA, was enacted in 2010 as part of the Hiring Incentives to Restore Employment Act. Subject to certain exceptions, FATCA generally imposes a withholding tax of 30% on dividends paid with respect to shares of our common stock, and the gross proceeds from the disposition of shares of our common stock paid, to a “foreign financial institution” (as specifically defined under these rules) after December 31, 2012 (regardless of whether the foreign financial institution holds such shares of our common stock for its own account or as an intermediary), unless such institution enters into an agreement with the U.S. government to comply with certain obligations with respect to each account it maintains including the obligations to collect and provide to the U.S. tax authorities information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). In addition, subject to certain exceptions, FATCA also generally imposes a withholding tax of 30% on dividends paid with respect to shares of our common stock, and the gross proceeds from the disposition of shares of our common stock paid, to a non-financial foreign entity after December 31, 2012, unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or provides information to the withholding agent identifying the substantial U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such withholding taxes. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in shares of our common stock.

In recently issued guidance, the Internal Revenue Service has indicated that under future Treasury regulations the FATCA withholding tax of 30% will not apply to dividends paid on shares of our common stock until after December 31, 2013, and to gross proceeds from the disposition of shares of our common stock until after December 31, 2014.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after the restrictions lapse, or the possibility of such sales, could adversely impact the trading price of our common stock or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding           shares of our common stock, (i) after giving effect to the conversion of all of our outstanding preferred stock of all classes and accrued and unpaid dividends on our preferred stock into an aggregate of 51,031,327 shares of our common stock, which includes 7,296,607 shares of common stock issuable upon conversion of the series C preferred stock issued after September 30, 2011 (assuming the conversion of our series C preferred stock into shares of our common stock on a one-to-one basis upon the closing of this offering, which conversion ratio is subject to adjustment based on the initial public offering price of our common stock in this offering), subject to additional shares of our common stock being issuable (x) for each day after September 30, 2011 for the daily accrual of unpaid dividends on our series A and series B preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 4% for our series A preferred stock and 8% for our series B preferred stock and (y) for each day after December 30, 2011 for the daily accrual of unpaid dividends on our series C preferred stock and the quarterly compounding of such dividends, which dividends accrue at the rate of 8% through December 30, 2012 and (ii) assuming that there are no exercises of outstanding options after September 30, 2011 and assuming an offering completion date of          , 2012. Of these shares, all of the           shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

After this offering, and assuming no exercise of the underwriters’ over-allotment option,          shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold without restriction only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which exemptions are summarized below. All of these restricted securities are also subject to the lock-up agreements described below.

Lock-Up Agreements

In connection with this offering, officers, directors, employees and stockholders, who together represent more than [     ]% of the outstanding shares of our common stock, have agreed, subject to limited exceptions for transfers to family members or trusts, bona fide gifts, transfers to affiliates and distributions to equity holders, not to directly or indirectly sell or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus, and in specific circumstances, up to an additional 34 days, without the prior written consent of Credit Suisse Securities (USA) LLC. As of the date of this prospectus, there are no intentions or any agreements, tacit or explicit, regarding the early release of locked-up shares. For additional information, see “Underwriting”.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; and

•	the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Any of our employees, officers, directors or consultants to our company who purchased or received shares of our common stock under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Share Plans

We plan on filing a registration statement on Form S-8 under the Securities Act covering the shares of our common stock issuable upon exercise of outstanding options under our 2006 Plan or 2012 Plan. We expect to file this registration statement as soon as practicable after the completion of this offering. However, no resale of these registered shares shall occur until after the 180-day lock-up period.

Registration Rights

At any time after 180 days following this offering, holders of 30% of our then outstanding shares of series B preferred stock, including shares of our common stock issuable upon the conversion of our series B preferred stock in connection with this offering, may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our stock plans or on a Form S-4 covering securities issuable in exchange for the common stock sold pursuant to this offering, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. See “Description of Capital Stock — Registration Rights”.

We have agreed not to file any registration statements during the 180-day period after the date of this prospectus with respect to the registration of any common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities issuable under our stock plans, without the prior written consent of Credit Suisse Securities (USA) LLC. See “Underwriting”.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated [          ], we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, UBS Securities LLC and Piper Jaffray & Co. are acting as representatives, the following respective numbers of shares of our common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
UBS Securities LLC
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to          additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers, directors and existing shareholders and optionholders who represent more than [     ]% of our outstanding shares of our common stock on a converted basis have agreed, subject to limited exceptions for transfers to family members or trusts, bona fide gifts, transfers to affiliates and distribution to equity holders, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. As of the date of this prospectus, there are no intentions or any agreements, tacit or explicit, regarding the early release of locked-up shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The Nasdaq Global Market under the symbol “GLRI”.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of the offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

Certain of the underwriters and their respective affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and may receive customary fees and reimbursement of expenses.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters have reserved for sale at the initial public offering price up to [     ] shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), shares of our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common stock may be made to the public in that Relevant Member State at any time:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression of an “offer of common stock to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Investors in the United Kingdom

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done in relation to our shares of common stock in, from or otherwise involving the United Kingdom.

In addition, each underwriter:

(a) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Fulbright & Jaworski L.L.P., Houston, Texas, will pass upon the validity of the issuance of the common stock offered by this prospectus. Cravath, Swaine & Moore LLP has represented the underwriters in this offering.

EXPERTS

The consolidated financial statements of Glori Energy Inc. included in this prospectus and elsewhere in the registration statement relating to this offering have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The consolidated financial statements of Glori Energy Inc. and subsidiaries for the year ended December 31, 2008 included in this prospectus have been audited by UHY LLP, an independent registered public accounting firm, as stated in their report appearing herein in the registration statement. Such consolidated financial statements are included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the web site maintained by the SEC at http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On March 22, 2010, our board of directors terminated the engagement of UHY LLP as our independent registered public accounting firm. UHY LLP performed an audit of our consolidated financial statements for the fiscal year ended December 31, 2008. UHY LLP’s report did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2008, there were no disagreements between us and UHY LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY LLP, would have caused it to make reference thereto in its reports on our consolidated financial statements for such year. During the year ended December 31, 2008, there were no reportable events as defined in Item 304(a)(1)(v) of the SEC’s Regulation S-K.

UHY LLP has been provided with a copy of this disclosure and has furnished to us a letter addressed to the SEC stating that they agree with the statements about such firm contained herein.

On April 5, 2010, with the approval of our board of directors, we engaged Grant Thornton LLP to be our independent registered public accounting firm. During the year ended December 31, 2008, we did not consult with Grant Thornton LLP on any financial or accounting reporting matters described in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of the SEC’s Regulation S-K.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm — Grant Thornton LLP	F-2
Report of Independent Registered Public Accounting Firm — UHY LLP	F-3
Consolidated Balance Sheets — As of December 31, 2009 and 2010 and September 30, 2011	F-4
Consolidated Statements of Operations — For the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2010 and 2011 (unaudited)	F-5
Consolidated Statements of Stockholders’ Equity — For the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2011 (unaudited)	F-6
Consolidated Statements of Cash Flows — For the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2010 and 2011 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Glori Energy Inc.

We have audited the accompanying consolidated balance sheets of Glori Energy Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glori Energy Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Houston, Texas
October 4, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Glori Energy Inc.

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Glori Energy Inc. (a Delaware corporation) and subsidiaries for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Glori Energy Inc. and subsidiaries for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP
Houston, Texas
December 4, 2009

GLORI ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	December 31,		As of
	2009	2010	September 30, 2011
			(Unaudited)
	(In thousands, except share and per share data)

ASSETS
Current Assets
Cash and cash equivalents	$6,236	$7,142	$4,995
Accounts receivable	24	164	148
Prepaid expenses and other current assets	43	129	108
Inventory	76	58	38

Total Current Assets	6,379	7,493	5,289
Property And Equipment, at cost, net of accumulated depreciation, depletion and amortization	1,075	1,497	2,649
Deferred Offering Costs	—	—	628

Total Assets	$7,454	$8,990	$8,566

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$255	$395	$992
Deferred revenue	—	125	483
Accrued expenses	240	131	191

Total Current Liabilities	495	651	1,666
Long-Term Debt	—	—	1,500
Asset Retirement Obligation	—	252	267

Total Liabilities	495	903	3,433

Commitments And Contingencies
Stockholders’ Equity
Series A cumulative convertible preferred stock, $.0001 par value, 521,852 shares authorized; 475,541 shares issued and outstanding (See Note G for Liquidation Preference)	1	1	1
Series B cumulative convertible preferred stock, $.0001 par value, 2,629,392 shares authorized as of December 31, 2009 and 2010 and 2,901,052 shares authorized as of September 30, 2011 (unaudited); 1,578,976 and 2,629,392 shares issued and outstanding at December 31, 2009 and 2010, respectively, and 2,901,052 shares issued and outstanding at September 30, 2011 (unaudited) (See Note G for Liquidation Preference)	1	1	1
Common stock, $.0001 par value, 100,000,000 shares authorized; 2,835,596 shares issued and outstanding at December 31, 2009 and 2,866,160 shares issued and outstanding at December 31, 2010 and 2,999,592 shares issued and outstanding at September 30, 2011 (unaudited)	1	1	1
Additional paid-in capital	18,949	24,775	26,297
Accumulated deficit	(11,993)	(16,691)	(21,167)

Total Stockholders’ Equity	6,959	8,087	5,133

Total Liabilities And Stockholders’ Equity	$7,454	$8,990	$8,566

See accompanying notes to consolidated financial statements.

GLORI ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands, except per share data)

Revenue	$459	$858	$131	$37	$1,119
Operating Expenses
Operations	1,080	1,277	1,163	769	1,966
Research and development	1,188	1,021	1,546	1,061	1,173
Selling, general and administrative	1,531	827	1,679	1,080	1,946
Depreciation, depletion and amortization	378	390	442	316	436

Total Operating Expenses	4,177	3,515	4,830	3,226	5,521
Loss From Operations	(3,718)	(2,657)	(4,699)	(3,189)	(4,402)
Other Income (Expense), Net	53	(64)	1	—	(74)

Net Loss Before Taxes On Income	(3,665)	(2,721)	(4,698)	(3,189)	(4,476)
Taxes On Income	—	—	—	—	—

Net Loss	(3,665)	(2,721)	(4,698)	(3,189)	(4,476)
Less:
Unpaid dividends on Series A and B cumulative convertible preferred stock	(440)	(605)	(1,314)	(896)	(1,358)

Net Loss Applicable To Common Stockholders	$(4,105)	$(3,326)	$(6,012)	$(4,085)	$(5,834)

Net Loss Per Common Share, basic and diluted	$(1.44)	$(1.16)	$(2.10)	$(1.43)	$(2.00)

Weighted Average Common Shares Outstanding, basic and diluted	2,844	2,863	2,866	2,865	2,911

See accompanying notes to consolidated financial statements.

GLORI ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Additional
	Series A Preferred		Series B Preferred		Common Stock		Paid-in	Accumulated	Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Deficit	Equity
	(In thousands, except share data)

Balances, January 1, 2008	473,277	$1	—	$—	2,612,048	$1	$10,326	$(5,607)	$4,721
Vesting of restricted common share award	—	—	—	—	100,734	—	—	—	—
Share issuance	2,264	—	—	—	—	—	50	—	50
Exercise of common share options	—	—	—	—	22,080	—	5	—	5
Net loss	—	—	—	—	—	—	—	(3,665)	(3,665)

Balances at December 31, 2008	475,541	1	—	—	2,734,862	1	10,381	(9,272)	1,111
Share issuance	—	—	1,578,976	1	—	—	8,568	—	8,569
Vesting of restricted common share award	—	—	—	—	100,734	—	—	—	—
Net loss	—	—	—	—	—	—	—	(2,721)	(2,721)

Balances at December 31, 2009	475,541	1	1,578,976	1	2,835,596	1	18,949	(11,993)	6,959
Vesting of restricted common share award	—	—	—	—	27,144	—	—	—	—
Exercise of common share options	—	—	—	—	3,420	—	—	—	—
Share issuance	—	—	1,050,416	—	—	—	5,784	—	5,784
Stock-based compensation	—	—	—	—	—	—	42	—	42
Net loss	—	—	—	—	—	—	—	(4,698)	(4,698)

Balances at December 31, 2010	475,541	1	2,629,392	1	2,866,160	1	24,775	(16,691)	8,087
Stock based compensation (unaudited)	—	—	—	—	—	—	45	—	45
Share issuance (unaudited)	—	—	271,660	—	133,432	—	1,477	—	1,477
Net loss (unaudited)	—	—	—	—	—	—	—	(4,476)	(4,476)

Balances at September 30, 2011 (unaudited)	475,541	$1	2,901,052	$1	2,999,592	$1	$26,297	$(21,167)	$5,133

See accompanying notes to consolidated financial statements.

GLORI ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands)

Cash Flows From Operating Activities
Net loss	$(3,665)	$(2,721)	$(4,698)	$(3,189)	$(4,476)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	378	390	442	316	436
Accretion of asset retirement obligation	—	—	—	—	15
Loss on disposal of property and equipment	1	6	3	—	37
Stock-based compensation	—	—	42	32	45
Research expenses funded by long-term liability	120	—	—	—	—
Changes in operating assets:
Restricted cash	382	—	—	—	—
Accounts receivable	(135)	111	(140)	24	16
Prepaid expenses	7	13	(86)	(149)	21
Inventory	(90)	39	18	(15)	20
Deferred offering costs	—	—	—	—	(628)
Accounts payable	7	157	140	(10)	597
Deferred revenue	—	—	125	—	358
Accrued expenses	(136)	(28)	(109)	(184)	60

Net Cash Used In Operating Activities	(3,131)	(2,033)	(4,263)	(3,155)	(3,499)
Cash Flows From Investing Activities
Purchase of property and equipment	(231)	(49)	(615)	(236)	(1,625)

Net Cash Used In Investing Activities	(231)	(49)	(615)	(236)	1,625
Cash Flows From Financing Activities
Proceeds from issuance of common and preferred stock	5	8,569	5,784	—	1,477
Issuance of long-term debt	750	1,000	—	—	1,500
Payments of long-term debt	(94)	(2,078)	—	—	—

Net Cash Provided By Financing Activities	661	7,491	5,784	—	2,977

Net Increase (Decrease) In Cash And Cash Equivalents	(2,701)	5,409	906	(3,391)	(2,147)
Cash And Cash Equivalents, beginning of period	3,528	827	6,236	6,236	7,142

Cash And Cash Equivalents, end of period	$827	$6,236	$7,142	$2,845	$4,995

Non-Cash Financing And Investing Activities
Transfer of accrued liabilities to long-term liability	$50	$—	$—	$—	$—
Long-term liability for non-cash property acquisition	$—	$—	$252	$—	$—
Supplemental Cash Flow Information
Interest paid	$30	$55	$—	$—	$—

See accompanying notes to consolidated financial statements.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2009 and 2010 and September 30, 2010 and 2011 (Unaudited)

NOTE A —	ORGANIZATION, NATURE OF BUSINESS AND LIQUIDITY

Glori Energy Inc., a Delaware corporation (formerly Glori Oil Limited), was incorporated in November 2005 (as successor in interest to Glori Oil LLC) to improve and increase recovery from mature oil wells using state of the art biotechnology solutions. The Company was in the development stage through December 31, 2010 and exited in 2011 because its principal operations had commenced.

In October 2007, the company formed Glori Oil (Argentina) Limited, a Delaware corporation, as a wholly-owned subsidiary, to provide its solutions to South America.

In April and May 2008, the Company entered into a transaction with a privately-held company in Argentina (the “Technology Partner”) and its principal (“Principal”) to expand its development of microbial enhanced oil recovery. This transaction consisted of the formation of a wholly-owned subsidiary domiciled in Argentina, Glori Oil S.R.L. (S.R.L.), which is owned by Glori Oil (Argentina) Limited (97%) and Glori Oil Limited (3%), the execution of a Management Agreement by which the Principal became the General Manager of S.R.L., the execution of a Technology Agreement which calls for the Technology Partner to provide various specified services for fees, and the execution of non-compete agreements with the Technology Partner and Principal which are enforceable for periods of two years and one year, respectively, from the termination of the business relationship. In the first quarter of 2011, management determined that the continuation of the Technology Agreement and Management Agreement and maintenance of the Argentina workforce were no longer required to execute the Company’s business plan (see Note J).

In September 2010, the Company incorporated Glori Canada Ltd. (formerly Glori Oil Ltd.) in the province of Alberta, Canada, with registration in the province of Saskatchewan, as a wholly-owned subsidiary, to conduct the Company’s business in Canada.

In October 2010, the Company activated a previously dormant wholly-owned subsidiary, Glori Holdings Company (formerly Glori Oil Holdings Company), to acquire a 100% working interest in a leasehold in Kansas (the “Etzold field”), in exchange for the assumption of the asset retirement obligation (plugging and abandoning) of the existing wells on the leasehold.

In February 2011, the Company incorporated Glori California Inc. (formerly Glori Oil California Limited) to conduct its operations in the state of California.

Glori Energy Inc., Glori Holdings Company, Glori Canada Ltd., Glori Oil (Argentina) Limited and Glori Oil S.R.L. are collectively referred to as the “Company” in the consolidated financial statements.

In October 2010, the Company issued a second tranche of its Series B Preferred Stock for net proceeds of approximately $5,784,000 (see Note G); and in May 2011, the Company consummated an additional financing transaction for net proceeds of approximately $3,000,000 of debt and equity (see Notes E and G). As a result of these financings, management believes it has sufficient liquidity to enable the continued improvement of its biotechnology and progress towards a sustainable revenue base.

Since inception, the Company has devoted its efforts to improving the commercial viability of its bio-technology solutions, including the construction of laboratory and manufacturing facilities suitable for this purpose, and the recruitment of management and employees to identify customers and deliver these solutions to the field.

NOTE B —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:  The accompanying consolidated financial statements include the accounts of Glori Energy Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basis of Presentation of Condensed Unaudited Interim Consolidated Financial Statements:  The accompanying condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to these rules and regulations. In the opinion of the Company, these financial statements contain all adjustments necessary to present fairly its financial position as of September 30, 2011, the results of its operations and changes in cash flows for the nine months ending September 30, 2010 and 2011 and changes in stockholders’ equity for the nine months ended September 30, 2011. All such adjustments represent normal recurring items. These condensed consolidated financial statements should be read in conjunction with the financial statements as of and for the year ended December 31, 2010 and the notes thereto. Interim results are not necessarily indicative of results for the full year ending December 31, 2011.

Use of Estimates:  The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents:  The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk:  The Company maintains its cash in bank deposits with financial institutions. These deposits, at times, exceed federally insured limits. In July 2010, the Federal Deposit Insurance Corporation increased its insurance from $100,000 to $250,000 per depositor through 2013. The Company monitors the financial condition of the financial institutions and has not experienced any losses on such accounts. The Company is not party to any financial instruments which would have off-balance sheet credit or interest rate risk.

The Company derived revenue from three customers during 2008 and 2009, five customers during 2010 and three customers during the nine months ended September 30, 2011 (unaudited). Of the total revenue recognized, two, three, three and three (unaudited) customers exceeded 10% of total revenues recognized in those periods, respectively. Management believes these customers do not constitute a significant credit risk.

Accounts Receivable:  Accounts receivable consists of amounts due in the ordinary course of business, primarily from companies engaged in the exploration of oil and gas. The Company performs ongoing credit evaluation of its customers and generally does not require collateral. Specific allowances are maintained for potential credit issues, and the Company has not incurred credit losses since inception.

Inventory:  Inventory is stated at average cost and consists primarily of raw materials used in the formulation of nutrients used in the Company’s biotechnology solutions.

Property and Equipment:  Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and depreciated over the remaining useful lives of the associated assets, and repairs and maintenance costs are charged to expense as incurred. When property and equipment are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations for the respective period.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation and amortization for long lived assets are recognized over the estimated useful lives of the respective assets by the straight line method as follows:

Laboratory and manufacturing facility	5 years or the remaining term of the lease, whichever is shorter
Laboratory and manufacturing equipment, office equipment and trucks	5 years
Computer equipment	3 years

Impairment of Long-Lived Assets:  The Company reviews the recoverability of its long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. No impairment losses have been recognized during 2008, 2009 or 2010 or the nine months ended September 30, 2011 (unaudited).

Oil and Gas Activities

Successful Efforts Method:  We intend to use the successful efforts method of accounting for oil producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells will be capitalized.

Revenue Recognition:  We intend to follow the “sales” method of accounting for crude oil revenue. Under this method, we will recognize revenue on production as it is taken and delivered to its purchasers.

Depletion:  The estimates of crude oil reserves utilized in the calculation of depletion will be estimated in accordance with guidelines established by the Society of Petroleum Engineers, the SEC and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. We emphasize that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. Our policy will be to amortize capitalized crude oil costs on the unit of production method, based upon these reserve estimates.

We intend to assess our proved properties for possible impairment on an annual basis as a minimum, or as circumstances warrant, based on geological trend analysis, changes in proved reserves or relinquishment of acreage. When impairment occurs, the adjustment is recorded to accumulated depletion.

Unproved Properties:  All properties that are not producing are considered unproved properties and, thus, the costs associated with such properties are not subject to depletion. Once a property is classified as proven or begins production, all associated acreage and drilling costs are subject to depletion. We assess the viability of the unproved properties quarterly and record an impairment for any property that is deemed to be unrecognizable. As of December 31, 2010 and September 30, 2011 we do not believe any property is impaired.

Asset Retirement Obligation:  In October 2010, the Company acquired the Etzold field, a 100% working interest (80% revenue interest) in a leasehold in Kansas, in exchange for the assumption of the asset retirement obligation (plugging and abandonment) for the existing wells on the leasehold. The Company accounts for its asset retirement obligation (“ARO”) in accordance with ASC 410, Asset Retirement and Environmental Obligations. The fair value of a liability for an ARO is required to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and the associated retirement costs can be capitalized as part of the carrying amount of the long-lived asset. The Company determined its ARO by

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

calculating the present value of the estimated cash flows related to the liability based upon estimates derived from management and external consultants familiar with the requirements of the retirement, and the ARO is reflected in the accompanying consolidated balance sheet as a noncurrent liability. The Company has not funded nor dedicated any assets to the retirement obligation. The liability is periodically adjusted to reflect (1) new liabilities incurred; (2) liabilities settled during the period; (3) accretion expense; and (4) revisions to estimated future plugging and abandonment costs. The following is a reconciliation of the liability at December 31, 2009 and 2010 and September 30, 2010 and 2011 (in thousands):

	Year Ended		Nine Months Ended
	December 31,		September 30,
	2009	2010	2010	2011
			(Unaudited)

Balance at the beginning of period	$—	$—	$—	$252
Liabilities acquired during the period	—	252	—	—
Accretion expense	—	—	—	15

Balance at the end of the period	$—	$252	$—	$267

Financial Instruments:  Financial instruments consist of cash and cash equivalents, accounts receivable and accounts payables. The carrying values of cash and cash equivalents and accounts receivable and payables approximate fair value due to their short-term nature.

Net Loss Per Share:  Basic net loss per common share is computed under the two-class method per guidance in Accounting Standards Codification (ASC) 260, Earnings per Share. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic earnings (loss) per common share is computed by dividing net earnings (loss) attributable to common shares after allocation of earnings to participating securities by the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per common share is computed using the two-class method or the if-converted method, whichever is more dilutive, including restricted shares awarded to two employees.

Diluted net loss per share is the same as basic net loss per share for all periods presented because any potential dilutive common shares were anti-dilutive. Such potentially dilutive shares are excluded from the computation of diluted net loss per share when the effect would be to reduce net loss per share. Therefore, in periods when a loss is reported, the calculation of basic and dilutive loss per share results in the same value.

Service Revenue Recognition:  Revenue is recognized when all services are concluded and there is evidence that the customer has accepted the services, which generally coincides with invoicing. For contracts which have multiple deliverable arrangements, revenue is recognized in accordance with ASC 605, Revenue Recognition: Multiple-element Arrangements.

The general terms and conditions of research related contracts require us to sample from specific reservoirs and perform simulations to determine the suitability of our technology to enhance oil recovery from those reservoirs. The contracts cannot be canceled and require us to deliver a report, generally in writing, stating the results of our efforts. Payment terms vary from 50% down and 50% upon delivery of the report, to specified monthly amounts over the term of the research effort. Because (1) we have yet to establish a history of providing this service, including the expenses to be incurred and (2) customer acceptance can only occur upon the presentation of our report, revenue recognition is deferred until the presentation of that report because the consideration is contingent on our future performance.

The general terms and conditions of contracts for field related services require us to provide stimulation services to specified wells/fields, over a specified period of time, for a specified fixed monthly fee. At the end

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the initial contract term, we may and generally will agree to continue to provide services for the same fee. On occasion, the customer has the right to cancel the contract with appropriate notice. Revenue under such contracts is recognized in the month of service, which is the month of invoicing, because the amount of revenue is fixed, collectability is reasonably assured and the service has been delivered.

When contracts contain both research related and field related services, we determine if each service qualifies as a separate unit of accounting. The significant criterion to determine if the units are separated is the customer’s ability to cancel the contract after the research related services are delivered, or whether continuation to field related services will proceed uninterrupted. If the former, the deliverable is considered to qualify as a separate accounting unit, and revenue will be recognized in accordance with the contract value of the research related service. If the latter, the contract value of the research related service is combined with that of the field related service and recognized ratably over the term of the field related service.

As of December 31, 2008, 2009 and 2010, the Company had deferred approximately $0, $0, and $125,000, respectively, pursuant to a contract requiring substantial future performance, and at September 30, 2010 and 2011 the Company had deferred $0 (unaudited) and approximately $483 (unaudited) pursuant to contracts requiring substantial future performance.

Research and Development:  The Company expenses all research and development cost as incurred.

Income Taxes:  The Company accounts for income taxes using the asset and liability method wherein deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to net operating loss carry forwards, measured by enacted tax rates for years in which taxes are expected to be paid, recovered or settled. A valuation allowance is established to reduce deferred tax assets if, based on the weight of available evidence, it is not more likely than not that some portion or all of the deferred tax assets will be realized.

The Company follows ASC 740, Income Taxes, which creates a single model to address accounting for the uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position must meet before recognition in the consolidated financial statements. The Company does not have a tax position meeting the criteria of ASC 740.

The Company’s tax years 2005 through 2010 remain open and subject to examination by the Internal Revenue Service (“IRS”) and are technically open for examination until the expiration of statute of limitations under the relevant IRS Codes. The Company’s franchise tax returns in the state of Texas are open for examination for the years 2007-2010.

Stock-Based Compensation:  Since the initiation of the Glori Oil Limited Amended and Restated 2006 Stock Option and Grant Plan, the Company has recorded all share-based payment expense associated with option awards in accordance with ASC 718, Compensation — Stock Compensation. Accordingly, the Company selected the Black-Scholes option-pricing model as the most appropriate method to value option awards and recognizes compensation cost on a straight-line basis over the option awards’ vesting periods.

Recently Adopted Accounting Standards:

In July 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force, to amend ASC 605-25, Revenue Recognition, Multiple-Element Arrangements (formerly EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables). The amendments are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for a calendar year-end entity), with early application permitted. An entity may elect to apply the amended guidance in ASC 605-25 on a retrospective basis to all revenue arrangements in all periods presented. This amended guidance will significantly impact the

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting, including the criteria to separate elements in a multiple-element arrangement, requires the use of the relative selling price method and prohibits the use of the residual method to allocate arrangement consideration among units of accounting and expands the disclosures for the Company’s multiple-element arrangements for the year ending December 31, 2011. As a result of this amended guidance, the Company deferred an additional $358 of revenue for the nine months ended September 30, 2011 (unaudited).

In January 2010, the Financial Accounting Standards Board (“FASB”) issued an amendment to an accounting standard, which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3 inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued an Accounting Standards Update (ASU) 2010-03, Extractive Activities — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosure. This ASU amends the FASB accounting standards to align the reserve calculation and disclosure requirements with the requirements in the recently adopted SEC rule, Modernization of Oil and Gas Reporting Requirements. The ASU is effective for reporting periods ending on or after December 31, 2009. The Company adopted ASC 932 effective December 31, 2009 and is now using the successful efforts method of accounting.

There have been no other recent accounting pronouncements or changes in accounting pronouncements that the Company expects to have a material impact on its financial statements, nor does the Company believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on its financial statements.

NOTE C —	PROPERTY AND EQUIPMENT

At December 31, 2009 and 2010 and September 30, 2011, property and equipment consists of the following (in thousands):

	December 31,		September 30,
	2009	2010	2011
			(Unaudited)

Laboratory and manufacturing facility	$536	$591	$591
Laboratory and manufacturing equipment	1,218	1,544	1,870
Office and computer equipment	126	185	196
Trucks and other	58	89	93
Investment in oil and gas property	—	385	1,262
Construction in progress	132	139	491

	2,070	2,933	4,503
Less: accumulated depreciation, depletion and amortization	(995)	(1,436)	(1,854)

	$1,075	$1,497	$2,649

Depreciation, depletion and amortization expense was $378,000, $390,000 and $442,000 for the years ended December 31, 2008, 2009, and 2010, respectively, and $316,000 (unaudited) and $436,000 (unaudited) for the nine months ended September 30, 2010 and 2011, respectively.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE D —	ACCRUED EXPENSES

At December 31, 2009 and 2010 and September 30, 2011, the significant components of accrued expenses reported in the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,		September 30,
	2009	2010	2011
			(Unaudited)

Compensation related	$109	$92	$56
Legal and professional fees	129	12	53
Interest	—	—	40
Other	2	27	42

	$240	$131	$191

NOTE E —	LONG TERM DEBT

On May 31, 2011, the Company received $1.5 million in exchange for a convertible promissory note issued to Energy Technology Ventures, LLC (the “ETV Note”) bearing interest at 8%. Interest on the unpaid principal accrues daily at the stated rated, compounded quarterly, and is due in full with the principal balance on November 30, 2012, provided the Company does not sign a term sheet for a qualified financing, as defined in the ETV Note, on or before November 25, 2012, at which time the maturity date would be extended to the earlier of the date such term sheet is terminated or May 31, 2013. The ETV Note is convertible into the security or securities issued by the Company in a qualified financing upon the occurrence of a qualified financing at the aggregate amount of principal plus accrued interest. Management believes that the convertible promissory note is a conventional debt instrument and does not have beneficial conversion features nor any other derivative aspect.

Upon the closing of a qualified underwritten public offering, such as the offering being described in this prospectus, the holder of the ETV Note may elect to (i) receive payment from the Company of an amount in cash equal to the principal under the ETV Note, plus all accrued and unpaid interest thereon, or (ii) convert the ETV Note into a number of shares of the Company’s common stock equal to the quotient obtained by dividing the principal outstanding under the ETV Note, plus all accrued and unpaid interest thereon, by a price per share that is currently estimated at $2.44.

NOTE F —	EARNINGS PER SHARE

The Company follows current guidance for share-based payments which are considered as participating securities. Share-based payment awards that contain non-forfeitable rights to dividends, whether paid or unpaid, are designated as participating securities and are included in the computation of basic earnings per share.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands, except per share data)

Numerator:
Net loss	$(3,665)	$(2,721)	$(4,698)	$(3,189)	$(4,476)
Less: Series B and A cumulative convertible preferred stock dividends	(440)	(605)	(1,314)	(896)	(1,358)

Net loss available to common stockholders — basic and diluted	$(4,105)	$(3,326)	$(6,012)	$(4,085)	$(5,834)

Denominator:
Weighted-average common shares outstanding — basic	2,844	2,863	2,866	2,865	2,911
Effect of dilutive securities	—	—	—	—	—

Weighted-average common shares — diluted	2,844	2,863	2,866	2,865	2,911

Net loss per common share — basic and diluted	$(1.44)	$(1.16)	$(2.10)	$(1.43)	$(2.00)

The following securities were not included in the calculation of diluted shares outstanding as they would have been anti-dilutive (in thousands of shares):

	December 31,			September 30,
	2008	2009	2010	2010	2011
				(Unaudited)

Series B cumulative, convertible preferred stock	—	1,579	2,629	2,629	2,901
Series A cumulative, convertible preferred stock	476	476	476	476	476
Series A Preferred Stock warrants	46	46	46	46	46
Common stock warrants	26	26	26	26	26
Common stock options	632	2,338	4,554	3,295	4,232

NOTE G —	STOCKHOLDERS’ EQUITY

Series B Cumulative Convertible Preferred Stock

In October 2009, the Company entered into an agreement for the sale of its Series B Preferred Stock for gross proceeds of approximately $14,500,000, of which approximately $3,000,000 was committed by two holders of Series A Preferred Stock. Of the total issue, 60 percent of the proceeds, or approximately $8,569,000 net of issue costs, was received in October 2009. Under the agreement, the balance of approximately $5,784,000 was due in one year, subject to certain performance milestones or waiver of those milestones by holders of at least 66 2/3 percent of the then outstanding Series B Preferred Stock. These milestones were achieved and, accordingly, these funds were received in October 2010.

In connection with the Series B Preferred Stock transaction, the Company executed a 1-for-100 reverse stock split of its outstanding Series A Preferred Stock and Common Stock, and amended the number of shares authorized for issuance. In May 2010, the Company executed a 10-for-1 stock split of its Common Stock and amended the number of shares authorized for issuance. The net effect of these transactions has been reflected in the accompanying consolidated financial statements for all periods presented.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Series B Preferred Stock has cumulative dividend rights which are accrued at the per share rate of 8% and are payable if, as and when declared by the Board of Directors or upon certain events (the “Accruing Dividends”) based upon the original issue price of $5.52 per share. No dividends have been declared as of December 31, 2008, 2009, and 2010 and September 30, 2011 (unaudited). Dividends in arrears as of December 31, 2008, 2009, and 2010 are approximately $0, $150,000, and $990,000, respectively, and are approximately $688,000 (unaudited) and $1,973,000 (unaudited) as of September 30, 2010 and 2011, respectively. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a “Liquidating Event”), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to receive, before any payment to the holders of Series A Preferred Stock and Common Stock, an amount per share equal to the greater of (i) two times the Series B Preferred Stock original issue price, plus any Series B Accruing Dividends unpaid thereon, or (ii) the amount per share of the Series B Preferred Stock which such holder of Series B Preferred Stock would receive if such holder had converted such shares of Series B Preferred Stock into Common Stock immediately prior to such event. If upon such event the assets available for distribution shall be insufficient to pay the holders of the shares of Series B Preferred Stock the full amount to which they shall be entitled, the holders of the shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full (a “Ratable Participation”’).

Series A Cumulative Convertible Preferred Stock

The Series A Preferred Stock has Accruing Dividends at the rate of 4%, based upon the original issue price of $2.208 per share. No dividends have been declared as of December 31, 2008, 2009, and 2010 and September 30, 2011 (unaudited). Dividends in arrears as of December 31, 2008, 2009, and 2010 are approximately $778,000, $1,233,000, and $1,707,000, respectively, and as of September 30, 2010 and 2011 are approximately $1,591,000 (unaudited) and $2,082,000 (unaudited), respectively. Upon a Liquidating Event, holders of the Series A Preferred Stock, before any payment shall be made to the holders of Common Stock, will receive the greater of (i) the Series A original issue price plus any Accruing Dividends unpaid thereon or (ii) the amount per share of the Series A Preferred Stock which such holder of Series A Preferred Stock would receive if such holder had converted such shares of Series A Preferred Stock into Common Stock immediately prior to such event. If upon such event the assets available for distribution shall be insufficient to pay the holders of the shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of the shares of Series A Preferred Stock will have a Ratable Participation.

Each share of Series A Preferred Stock and Series B Preferred Stock may be converted into Common Stock by dividing the Series A original issue prices or Series B original issue prices, as the case may be, for each share, plus any accrued and unpaid dividends on each share, by the Series A conversion price or the Series B conversion price, as the case may be.

The conversion prices for the Series A Preferred Stock, the Series B Preferred Stock and the Series A Preferred Stock underlying the Series A Preferred Warrants described below are subject to downward adjustment of the stated conversion price based upon subsequent dilutive issuances of Common Stock or securities convertible into or exercisable for Common Stock at a per share price which is less than that of the stated conversion price. The conversion prices are also subject to adjustment for stock splits and for certain dividends or other distributions payable on the Common Stock in additional shares of Common Stock.

The original issue price of the Series A Preferred Stock was $2.208 per share; however, as a result of the issuance of 1,578,976 shares of Series B Preferred Stock on October 19, 2009 and the issuance of 1,050,416 shares of Series B Preferred Stock on October 7, 2010, pursuant to the terms of the antidilution provisions set forth in the Company’s Amended and Restated Certificate of Incorporation, the conversion price of the Series A Preferred Stock was reduced to $1.028 per share. The conversion price adjustment provisions

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

essentially reduce the conversion price as a function of the number of common shares outstanding before and after sales of Preferred Stock which are issued at a price per share less than the original issue price.

The Series B Preferred Stock has similar conversion price adjustment features; however, the conversion price of the Series B Preferred Stock remains at the original issue price of $0.552 because there have been no subsequent issuances at a per share price less than this original issue price.

Accordingly, as of December 31, 2010 and September 30, 2011, the conversion prices of the Series A Preferred Stock and the Series B Preferred Stock are $1.028 per share and $0.552 per share, respectively.

Of the total shares of Series A Preferred Stock issued and outstanding, 452,897 were issued for cash. In October 2007, the Company issued 22,644 Series A Preferred Stock to a company that is also a common stockholder in satisfaction of a research and development services contract that began in October 2006 and expired in December 2008. This contract was subsequently extended to December 31, 2011. The fair value of the work product received under this research and development services contract was $500,000, pursuant to the terms of such contract.

Series A Preferred Warrants

At December 31, 2009 and 2010, the Company had outstanding warrants which entitle holders to purchase an aggregate of 46,311 shares of Series A Preferred Stock at an exercise price of approximately $22.08 per share. Of the total, 45,289 were issued in November 2006 and 1,022 were issued August 2008. The exercise price was based upon the per share price of previous sales of Series A Preferred Stock.

Common Stock Warrants

The Company has issued to a vendor a warrant to purchase 26,040 shares of the Company’s Common Stock for $2.208 per share through March 2012. Management has determined the value of the service rendered to be nominal and no expense has been recorded as of December 31, 2008, 2009, 2010 or September 30, 2011 (unaudited) within the consolidated statements of operations.

NOTE H —	INCOME TAXES

At December 31, 2010 and September 30, 2011, the Company has net operating loss carry forwards for federal income tax reporting purposes of approximately $15.8 million and $19.8 million (unaudited), respectively, which will begin to expire in the year 2025, and tax credits of approximately $176,000 and $231,000 (unaudited) which will begin to expire in 2027. Management estimates that approximately $5.4 million of the loss carryforwards will expire unused due to limitations from changes in control.

The effective income tax rates for the years presented differ from the U.S. Federal statutory income tax rate due to the following (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2009	2010	2010	2011
				(Unaudited)

Income taxes at Federal statutory rate	$(1,246)	$(925)	$(1,597)	$(1,007)	$(1,408)
R&D credits	(36)	(31)	(60)	(42)	(55)
Other permanent items	5	2	20	4	20
Estimated Section 382 limitation	—	1,851	—	—	—
Change in valuation allowance	1,277	(897)	1,637	1,045	1,443

	$—	$—	$—	$—	$—

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s net deferred tax assets at December 31, 2009 and 2010 and September 30, 2011 are as follows (in thousands):

	December 31,		September 30,
	2009	2010	2011
			(Unaudited)

Deferred tax assets:
Net operating loss carryforwards and credits	$2,305	$3,905	$5,288
Property and equipment	—	55	68
Other	—	—	17

	2,305	3,960	5,373
Deferred tax liabilities:
Property and equipment	5	—	—
Other	7	30	—

Net deferred tax asset	2,293	3,930	5,373
Less: valuation allowance	(2,293)	(3,930)	(5,373)

	$—	$—	$—

The net operating loss carryforwards result in deferred tax assets for which a full valuation allowance has been established for financial reporting purposes because realization of a future tax deduction is deemed not more likely than not. Accordingly, no net deferred tax asset has been recorded in the accompanying consolidated balance sheets. Internal Revenue Code Section 382 places a limitation (the Section 382 Limitation) on the amount of taxable income that can be offset by net operating loss (“NOL”) after a change in control (generally, a greater than 50% change in ownership) of a loss corporation. Generally, after a control change, loss corporations cannot deduct NOL carryforwards in excess of the Section 382 Limitation. Due to these “change in ownership” provisions, utilization of the NOL carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

Management believes that the issuance of Series B Preferred Stock on October 15, 2009 has resulted in a change in control under Section 382, and thereby the Federal net operating loss carryforwards have been reduced by the estimated effect of approximately $1.9 million; however, management believes that the shares of Common Stock to be offered pursuant to an offering of common stock would not result in another change in ownership.

As a result of the implementation of the uncertain tax position guidance on January 1, 2009, management of the Company determined that the aggregate exposure had no impact on its consolidated financial statements as of and for the years ended December 31, 2009 and 2010 and for the nine months ended September 30, 2011 (unaudited). Therefore, the Company did not record an adjustment to its consolidated financial statements related to the adoption of the uncertain tax position guidance on January 1, 2009. The Company does not expect a material change to the consolidated financial statements related to uncertain tax positions in the next 12 months. The Company’s policy is to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented.

At December 31, 2010, the Company has net operating losses in Argentina and Canada of approximately $352,000 and $167,000, respectively, and at September 30, 2011 the Company has net operating losses in Argentina and Canada of approximately $514,000 (unaudited) and $339,000 (unaudited), respectively. These losses will begin to expire in the years 2013 and 2030, respectively.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE I —	EMPLOYEE RETIREMENT SAVINGS PLAN

The Company sponsors an employee retirement saving plan (the “401(k) Plan”) that is intended to qualify under Section 401(k) of the Internal Revenue Code. The 401(k) Plan is designed to provide eligible employees with an opportunity to make regular voluntary contributions into a long-term investment and saving program. There is no minimum age or service requirement to participate, and the Company may make discretionary matching contributions. For the years ended December 31, 2008, 2009, and 2010 and for the nine months ended September 30 2010 and 2011 (unaudited), the Company made no discretionary matching contributions.

NOTE J —	COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to legal proceedings and claims that arise in the ordinary course of business. The Company is not a party to any material litigation or proceedings and is not aware of any material litigation or proceedings, pending or threatened against it.

Operating Leases

The Company leases its Houston office and laboratory and manufacturing facility under an operating lease which expires in April 2012, subject to a 36 month extension, its office space in Calgary, Alberta, Canada under an operating lease that expired in April 2011, and its office and laboratory facility in Mendoza, Argentina under an operating lease with a related party which expired in April 2011.

Approximate minimum future rental payments under these noncancellable operating leases as of December 31, 2010 and September 30, 2011 are as follows (in thousands):

	Year Ending
	December 31	September 30
		(Unaudited)

2011	$129	$117
2012	127	126
2013	127	127
2014	53	85

	$436	$455

Total rent expense for the years ended December 31, 2008, 2009 and 2010 was approximately $129,000, $136,000 and $125,000, respectively, and for the nine months ended September 30, 2010 and 2011 total rent expense was approximately $136,000 (unaudited) and $152,000 (unaudited), respectively.

In March and April 2011, the Company executed leases for warehouse space in Saskatchewan and Bakersfield, California, respectively. The former requires monthly payments of approximately $1,000 and is cancellable with 30 days notice, and the latter requires monthly payments of $2,500 for 1 year.

In September 2011, the Company executed a second amendment to the lease for its Houston facilities. The second amendment extends the Company’s commitment through May 2014, at the rate of $10,586 per month, commencing on the Adjusted Commencement Date (expected to be November 1, 2011), which may be extended for an additional 36 months. The revised lease payments have been reflected in the lease commitments table presented above under Operating Leases.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Discontinuance of Operations in Argentina

In the first quarter of 2011, management determined that the continuation of the Technology Agreement with the Technology Partner and Principal and the related Management Agreement and the maintenance of the Argentina workforce were no longer significant to the Company’s business plan. Accordingly, in January 2011 the Company terminated the Technology Agreement and the Management Agreement, and in March 2011, the Company eliminated its workforce in Argentina. There was no additional compensation required to terminate the Technology Agreement and the Management Agreement, and the total compensation to settle the termination of the workforce was approximately $45,000. As part of the decision to discontinue operations in Argentina, the Company did not renew the Mendoza, Argentina lease upon its expiration in April 2011.

The net assets and results of operations of this operation were not material to the Company’s consolidated financial position or results of operations. Management expects that any failure to realize the net assets will not have a material adverse effect on the Company’s consolidated operations, and that these terminations will not have a detrimental effect on the Company’s ability to expand its development of microbial enhanced oil recovery in any geography.

Investing and Financing Activities

In February 2011, the Company’s Board of Directors authorized the expenditure of approximately $866,000 to return one half of the recently acquired Etzold field to production. In April 2011, the Company achieved initial production from the Etzold field.

Research and Development Agreement

The Company has executed a research and development agreement with a stockholder whereby it will receive research and development services through 2011. The total value of services received under this agreement is limited to $1 million, and the Company has committed to issue a warrant to acquire common shares on a post converted basis at a variable price based upon two times the original issuance price per share of Preferred Stock sold by the Company in its most recent bona fide financing transaction which closes on or before December 31, 2011, the proceeds of which will be used to liquidate the Company’s obligations under such agreement.

During the years ended December 31, 2009 and 2010 and the nine months ended September 30, 2011 (unaudited), the Company did not receive any services nor incur any expense pursuant to this agreement. The total liability due under this agreement at December 31, 2009 and 2010 and September 30, 2011 (unaudited) is approximately $170,000 and is included as Accounts Payable in the accompanying consolidated balance sheets.

NOTE K —	STOCK BASED COMPENSATION

Stock Incentive Plan

In November 2010, the Compensation Committee of the Board of Directors authorized the reservation and issuance of an additional 900,000 shares of Common Stock pursuant to the Glori Oil Limited Amended and Restated 2006 Stock Option and Grant Plan (the “Plan”), increasing the total Common Stock available for issuance under the Plan to 5,453,740 as of December 31, 2010. These shares of Common Stock are available for issuance to officers, directors, employees and consultants of the Company. Options were issued at the exercise price equal to the fair market value of the Company’s Common Stock at the grant date, as determined by the Board of Directors based upon pre-money valuations of equity offerings for issuances prior to 2009 and based upon a third-party valuation for issuances in 2009 and 2010. Generally, the options vest 25 percent after 1 year, and thereafter ratably by month over the next 36 months, and may be exercised for a period of 10 years subject to vesting. At December 31, 2010, the Company had 4,553,781 options to purchase shares outstanding under the Plan, of which 1,296,422 were exercisable; and at September 30, 2011, the Company had 4,231,539 (unaudited) options to purchase shares outstanding under the Plan, of which 2,046,074 (unaudited) were exercisable.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has computed the fair value of all options granted during the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2010, using the following assumptions:

				Nine Months
	Year Ended			Ended
	December 31,			September 30,
	2008	2009	2010	2010
				(Unaudited)

Risk-free interest rate	3.17%	1.5%	1.5%	1.5%
Expected volatility	80%	80%	80%	80%
Expected dividend yield	—	—	—	—
Expected life (in years)	7	3.21	3.21	3.21
Expected forfeiture rate	—	—	—	—

There have never been significant forfeitures of the options to purchase shares.

The following tables summarize the activity of the Company’s Plan related to stock options:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
	Number of	Price	Contractual
	Options	per Share	Term (Years)

Outstanding — January 1, 2008	779,830	$0.41
Granted	71,000	$0.61
Exercised	(22,080)	$0.22
Forfeited or Expired	(197,090)	$0.55

Outstanding — January 1, 2009	631,660	$0.40
Granted	1,709,604	$0.08
Forfeited or Expired	(3,000)	$0.61

Outstanding — January 1, 2010	2,338,264	$0.16
Granted	2,219,517	$0.08
Exercised	(3,420)	$0.22
Forfeited or Expired	(580)	$0.22

Outstanding — December 31, 2010	4,553,781	$0.12	8.9
Exercised	(133,432)	$0.23	—
Forfeited or Expired (unaudited)	(188,810)	$0.08	—

Outstanding — September 30, 2011 (unaudited)	4,231,539	$0.12	8.3

Exercisable as of December 31, 2010	1,296,422	$0.22	7.6

Exercisable as of September 30, 2011 (unaudited)	2,046,074	$0.17	7.5

The total intrinsic value of options exercised in the years ended December 31 2008, 2009, and 2010 and for the nine months ended September 30, 2010 (unaudited) was $0 for each respective period as the exercise price for each option was greater than the prevailing market value of the Company’s stock (unaudited as to September 30, 2010). During the nine months ended September 30, 2011, 133,432 options with an intrinsic value of approximately $295,000 were exercised. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2010 and September 30, 2011 is zero and $4.6 million, respectively.

GLORI ENERGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-based compensation expense included in general and administrative expense was $0, $0 and approximately $42,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and approximately $32,000 (unaudited) and $45,000 (unaudited) for the nine months ended September 30, 2010 and 2011, respectively. The Company has future unrecognized compensation expense for nonvested shares at December 31, 2010 and September 30, 2011 of $123,000 and $90,000 (unaudited), respectively, which will be recognized over the next two years.

Restricted Common Stock:  In 2006 and 2007, the Company granted to two employees approximately 62,000 and 265,000 shares of restricted common stock, respectively, which vest ratably over 5 and 3 years, respectively. As of December 31, 2008, 2009, and 2010 and September 30, 2011, the number of nonvested restricted shares outstanding was approximately 129,000, 28,000, 0 and 0 (unaudited), respectively. Management has determined that the compensation expense related to this award was nominal and, accordingly, no compensation expense was recorded in the consolidated financial statements for the years ended December 31, 2008, 2009, and 2010 and the nine months ended September 30, 2011. There is no unrecognized cost as of December 31, 2010 or September 30, 2011 (unaudited).

The following table summarizes the activity of the Company’s restricted common stock:

Number of
Shares

Unvested at January 1, 2008	228,612
Vested	(100,734)

Unvested at January 1, 2009	128,878
Vested	(100,734)

Unvested at January 1, 2010	27,144
Vested	(27,144)

Unvested at December 31, 2010 and September 30, 2011 (unaudited)	—

NOTE L —	SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 18, 2011.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses, other than the underwriting discounts and commissions, all of which are payable by the Registrant in connection with the sale and distribution of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, FINRA filing fee and the initial Nasdaq Global Market listing fee.

Amount
to be paid

SEC registration fee	$13,179
FINRA filing fee	12,000
Initial Nasdaq Global Market listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under some circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our post-offering certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends, stock purchases and redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our post-offering bylaws, which will become effective upon the closing of this offering, provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law; and

•	the rights conferred in the our post-offering bylaws are not exclusive.

In addition, we have entered or expect to enter into indemnity agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our executive officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. At present, there is no pending litigation or proceeding involving one of our directors, executive officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain directors’ and officers’ insurance to cover our directors and executive officers for specific liabilities, including coverage for public securities matters.

The indemnification provisions in our post-offering certificate of incorporation and post-offering bylaws and the indemnity agreements entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act.

Reference is also made to section           of the underwriting agreement in Exhibit 1.1 hereto, which provides for the indemnification by the underwriters of us and our executive officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided for in writing by the underwriters for inclusion in this Registration Statement.

See also the undertakings set out in response to Item 17 of this Registration Statement.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Form of Certificate of Incorporation to be effective upon the closing of the offering	3.2
Form of Bylaws to be effective upon the closing of the offering	3.4
Form of Indemnification Agreement entered into among us and our directors and executive officers	10.6

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this Registration Statement, we have issued the following securities that were not registered under the Securities Act:

•	On August 5, 2008, we issued a warrant to one purchaser to purchase an aggregate of up to 1,022 shares of our series A preferred stock.

•	On October 15, 2009, we issued and sold 1,578,976 shares of series B preferred stock to seven purchasers at a price of $5.5216 per share, for aggregate consideration of approximately $8.7 million, including cancellation of certain indebtedness.

•	On October 7, 2010, we issued and sold 1,050,416 shares of series B preferred stock to seven purchasers at a price of $5.5216 per share, for aggregate consideration of approximately $5.8 million.

•	On May 31, 2011, we issued and sold 271,660 shares of series B preferred stock to one purchaser at a price of $5.5216 per share, for consideration of approximately $1.5 million. In conjunction with this financing, on May 31, 2011, we issued and sold the ETV Note to ETV, which is a convertible promissory note in the principal sum of $1.5 million maturing in November 2012, subject to extension, bearing interest at a fixed rate of 8%.

•	On December 30, 2011 and January 19, 2012, we issued and sold an aggregate of 7,296,607 shares of series C preferred stock to accredited investors, all but three of which were existing stockholders at the time of sale, for aggregate consideration of approximately $20 million. At the closing of the December 30, 2011 sale of our series C preferred stock and in payment of the ETV Note, the ETV Note was converted into 572,793 shares of series C preferred stock in accordance with the terms of the ETV Note by taking the principal outstanding under the ETV Note, plus all accrued and unpaid interest through December 20, 2011, and dividing this amount by the series C purchase price per share.

•	On December 30, 2011, we issued a warrant to TERI to purchase an aggregate of up to 31,031 shares of our common stock in consideration of services performed by TERI.

The sales and issuances of securities above were determined to be exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions by an issuer not involving a public offering. The purchasers in such transactions were all accredited investors and represented their intention to acquire the securities for investment only and not with a view to or for resale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising, and there were no underwriters used in connection with the sale of these securities. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

From time to time we have granted common stock, restricted common stock, options and common stock upon the exercise of options to employees, directors and consultants in compliance with Rule 701. These grants are as follows:

•	On January 21, 2008, we issued options to purchase 3,000 shares of common stock to an employee under our 2006 Plan with an exercise price of $0.6105 per share;

•	On February 7, 2008, we issued options to purchase 65,000 shares of common stock to an employee under our 2006 Plan with an exercise price of $0.6105 per share;

•	On May 19, 2008, we issued options to purchase 3,000 shares of common stock to an employee under our 2006 Plan with an exercise price of $0.6105 per share;

•	On October 15, 2009, we issued options to purchase 1,709,604 shares of common stock to employees and a consultant under our 2006 Plan with an exercise price of $0.078 per share;

•	On January 1, 2010, we issued options to purchase 45,537 shares of common stock to an employee under our 2006 Plan with an exercise price of $0.078 per share;

•	On January 4, 2010, we issued options to purchase 36,056 shares of common stock to two employees under our 2006 Plan with an exercise price of $0.078 per share;

•	On February 3, 2010, we issued options to purchase 22,796 shares of common stock to an employee under our 2006 Plan with an exercise price of $0.078 per share;

•	On April 1, 2010, we issued options to purchase 383,105 shares of common stock to an employee and a consultant under our 2006 Plan with an exercise price of $0.078 per share;

•	On September 1, 2010, we issued options to purchase 22,711 shares of common stock to a consultant under our 2006 Plan with an exercise price of $0.078 per share;

•	On September 22, 2010, we issued options to purchase 450,712 shares of common stock to an employee under our 2006 Plan with an exercise price of $0.078 per share; and

•	On October 15, 2010, we issued options to purchase 1,258,600 shares of common stock to employees under our 2006 Plan with an exercise price of $0.078 per share.

Since January 1, 2008 through September 30, 2011, options have been exercised to acquire 158,932 shares of common stock at a weighted average exercise price of $0.23 per share.

The sales and issuances of securities listed above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(A)	Exhibits

Index to Exhibits

1	.1*	Form of Underwriting Agreement
1	.2*	Form of Lock-up Agreement (filed as an attachment to Exhibit 1.1)
3.1		Amended and Restated Certificate of Incorporation dated as of December 30, 2011, as currently in effect
3.2		Amended and Restated Certificate of Incorporation, to be effective upon the closing of the offering
3.3		Bylaws, as currently in effect
3.4		Amended and Restated Bylaws, to be effective upon the closing of the offering
3.5		Certificate of Amendment of Amended and Restated Certificate of Incorporation dated as of January 19, 2012
4	.1*	Specimen certificate evidencing common stock
4.2		Third Amended and Restated Investors’ Rights Agreement, dated as of December 30, 2012, among the Registrant and the holders of our capital party thereto
4.3		First Amendment to the Third Amended and Restated Investors’ Rights Agreement, dated as of January 19, 2012, among the Registrant and the holders of our capital party thereto
4	.4**	Warrant issued to Silicon Valley Bank dated August 5, 2008
4	.5**	Warrant issued to GTI Glori Oil Fund I L.P. dated November 30, 2006
4	.6**	Warrant issued to Korn Ferry International dated March 1, 2007
4.7		Warrant issued to The Energy and Resources Institute dated December 30, 2011.
4.8		Series C Preferred Stock Purchase Agreement, dated as of December 20, 2011, among the Registrant and the purchasers party thereto
4.9		First Amendment to the Series C Preferred Stock Purchase Agreement, dated as of January 19, 2012, among the Registrant and the purchasers party thereto
5	.1*	Opinion of Fulbright & Jaworski L.L.P.
10	.1+**	Glori Oil Limited Amended and Restated 2006 Long-Term Incentive Plan
10	.2+*	Glori Energy, Inc. 2012 Omnibus Incentive Plan
10	.3+**	Form of Option Award Agreement under the 2006 Plan
10	.4+*	Form of Incentive Stock Option Award Agreement under the 2012 Plan
10	.5+*	Form of Nonqualified Stock Option Award Agreement under the 2012 Plan
10.6		Form of Indemnification Agreement entered into with each director and executive officer
10	.7+**	Employment Agreement between the Registrant and Stuart M. Page, dated March 1, 2007
10	.8+**	Employment Agreement between the Registrant and Harry Friske, dated August 12, 2011
10	.9+**	Employment Agreement between the Registrant and John A. Babcock, dated December 5, 2005
10	.10+**	Employment Agreement between the Registrant and William M. Bierhaus II, dated March 5, 2010
10	.11+**	Employment Agreement between the Registrant and Thomas Ishoey, dated August 10, 2010
10	.12+**	Employment Agreement between the Registrant and Victor M. Perez, dated as of July 26, 2011
10	.13+*	Form of Restricted Stock Award Agreement under the 2012 Plan
16	.1**	Letter from UHY LLP regarding change in certifying accountant
21	.1**	Subsidiaries of the Registrant
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23.2		Consent of UHY LLP, independent registered public accounting firm
23	.3*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page of this Registration Statement)
99	.1**	Consent of Nehring Associates, Inc. dated September 28, 2011

*	To be filed by Amendment.

**	Previously filed as an exhibit to the Registrant’s Form S-1 filed on October 5, 2011.

+	Indicates management contract or compensatory plan.

(B)	Financial Statement Schedule

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17.	Undertakings

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the DGCL, our Certificate of Incorporation or our Bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas, on January 20, 2012.

Glori Energy Inc.

By:	/s/ STUART M. PAGE
Stuart M. Page
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STUART M. PAGE Stuart M. Page	Chief Executive Officer (Principal Executive Officer) and Director	January 20, 2012

/s/ VICTOR M. PEREZ Victor M. Perez	Chief Financial Officer (Principal Financial Officer)	January 20, 2012

/s/ HARRY FRISKE Harry Friske	Controller (Principal Accounting Officer)	January 20, 2012

/s/ JONATHAN SCHULHOF Jonathan Schulhof	Director	January 20, 2012

/s/ MATTHEW GIBBS Matthew Gibbs	Director	January 20, 2012

/s/ JOHN CLARKE John Clarke	Chairman of the Board	January 20, 2012

/s/ GANESH KISHORE Ganesh Kishore	Director	January 20, 2012

/s/ JASBIR SINGH Jasbir Singh	Director	January 20, 2012

/s/ MICHAEL SCHULHOF Michael Schulhof	Director	January 20, 2012

/s/ MARK PUCKETT Mark Puckett	Director	January 20, 2012

Index to Exhibits

1	.1*	Form of Underwriting Agreement
1	.2*	Form of Lock-up Agreement (filed as an attachment to Exhibit 1.1)
3.1		Amended and Restated Certificate of Incorporation dated as of December 30, 2011, as currently in effect
3.2		Amended and Restated Certificate of Incorporation, to be effective upon the closing of the offering
3.3		Bylaws, as currently in effect
3.4		Amended and Restated Bylaws, to be effective upon the closing of the offering
3.5		Certificate of Amendment of Amended and Restated Certificate of Incorporation dated as of January 19, 2012
4	.1*	Specimen certificate evidencing common stock
4.2		Third Amended and Restated Investors’ Rights Agreement, dated as of December 30, 2012, among the Registrant and the holders of our capital party thereto
4.3		First Amendment to the Third Amended and Restated Investors’ Rights Agreement, dated as of January 19, 2012, among the Registrant and the holders of our capital party thereto
4	.4**	Warrant issued to Silicon Valley Bank dated August 5, 2008
4	.5**	Warrant issued to GTI Glori Oil Fund I L.P. dated November 30, 2006
4	.6**	Warrant issued to Korn Ferry International dated March 1, 2007
4.7		Warrant issued to The Energy and Resources Institute dated December 30, 2011.
4.8		Series C Preferred Stock Purchase Agreement, dated as of December 20, 2011, among the Registrant and the purchasers party thereto
4.9		First Amendment to the Series C Preferred Stock Purchase Agreement, dated as of January 19, 2012, among the Registrant and the purchasers party thereto
5	.1*	Opinion of Fulbright & Jaworski L.L.P.
10	.1+**	Glori Oil Limited Amended and Restated 2006 Long-Term Incentive Plan
10	.2+*	Glori Energy, Inc. 2012 Omnibus Incentive Plan
10	.3+**	Form of Option Award Agreement under the 2006 Plan
10	.4+*	Form of Incentive Stock Option Award Agreement under the 2012 Plan
10	.5+*	Form of Nonqualified Stock Option Award Agreement under the 2012 Plan
10.6		Form of Indemnification Agreement entered into with each director and executive officer
10	.7+**	Employment Agreement between the Registrant and Stuart M. Page, dated March 1, 2007
10	.8+**	Employment Agreement between the Registrant and Harry Friske, dated August 12, 2011
10	.9+**	Employment Agreement between the Registrant and John A. Babcock, dated December 5, 2005
10	.10+**	Employment Agreement between the Registrant and William M. Bierhaus II, dated March 5, 2010
10	.11+**	Employment Agreement between the Registrant and Thomas Ishoey, dated August 10, 2010
10	.12+**	Employment Agreement between the Registrant and Victor M. Perez, dated as of July 26, 2011
10	.13+*	Form of Restricted Stock Award Agreement under the 2012 Plan
16	.1**	Letter from UHY LLP regarding change in certifying accountant
21	.1**	Subsidiaries of the Registrant
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23.2		Consent of UHY LLP, independent registered public accounting firm
23	.3*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page of this Registration Statement)
99	.1**	Consent of Nehring Associates, Inc. dated September 28, 2011

*	To be filed by Amendment.

**	Previously filed as an exhibit to the Registrant’s Form S-1 filed on October 5, 2011.

+	Indicates management contract or compensatory plan.